Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ALLEGRO MICROSYSTEMS, LLC,

SILICON STRUCTURES LLC,

CROCUS TECHNOLOGY INTERNATIONAL CORP.,

AND

NANODIMENSION MANAGEMENT LIMITED,

SOLELY IN ITS CAPACITY AS REPRESENTATIVE

AND

For purposes of Section 5.15 and applicable provisions of Article IX only

ALLEGRO MICROSYSTEMS, INC.

Dated as of August 7, 2023

Page

Article I THE MERGER		2
1.1	The Merger	2
1.2	Effective Time; Closing	2
1.3	Effect of the Merger	2
1.4	Certificate of Incorporation and Bylaws	2
1.5	Directors and Officers	2
1.6	Total Consideration	3
1.7	Effect on Capital Stock	3
1.8	Company Warrants.	4
1.9	Company Equity Awards.	4
1.10	Exchange.	5
1.11	Adjustment and Escrow.	7
1.12	Tax Withholding	10
1.13	Further Action	11
Article II REPRESENTATIONS AND WARRANTIES OF THE COMPANY		11
2.1	Organization; Standing and Power; Charter Documents; Subsidiaries.	11
2.2	Capital Structure.	12
2.3	Authority	12
2.4	Non-Contravention; Necessary Consents.	13
2.5	Financial Statements.	13
2.6	Absence of Certain Changes or Events	14
2.7	Tax Matters.	16
2.8	Intellectual Property; Information Technology; Data Privacy and Cybersecurity.	18
2.9	Compliance; Permits.	25
2.10	Litigation	26
2.11	Brokers’ and Finders’ Fees	26
2.12	Employee Benefit Plans.	26
2.13	Labor and Employment Matters	28
2.14	Title to Properties	29
2.15	Environmental Matters.	29
2.16	Material Contracts	29
2.17	Board Approval	30
2.18	Interested Party Transactions	30
2.19	Insurance	30

i

(continued)

Page

2.20	Minute Books	30
2.21	Suppliers	31
2.22	Transactions with Affiliates	31
2.23	Rusnano Transactions	31
2.24	Defense Production Act	31
2.25	No Other Representations or Warranties; Disclosure	32
Article III REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		32
3.1	Organization; Standing and Power	32
3.2	Authority	32
3.3	Non-Contravention; Necessary Consents.	33
3.4	Litigation	33
3.5	Availability of Funds	33
3.6	Solvency	33
3.7	Interim Operations of Merger Sub	33
3.8	No Other Representations.	34
3.9	Independent Investigation	34
Article IV CONDUCT OF BUSINESS PRIOR TO THE EFFECTIVE TIME		34
4.1	Conduct of Business by the Company.	34
Article V ADDITIONAL AGREEMENTS		37
5.1	Alternate Transactions.	37
5.2	Confidentiality; Access to Information; No Modification of Representations, Warranties or Covenants.	38
5.3	Public Disclosure	38
5.4	Regulatory Filings.	38
5.5	Employee Benefits.	40
5.6	Indemnification of Directors and Officers.	41
5.7	FIRPTA Compliance	42
5.8	Notice to Stockholders	43
5.9	Parachute Payment Waiver	43
5.10	280G Stockholder Approval	43
5.11	Tax Matters.	43
5.12	Company Deliverables	46
5.13	R&W Insurance Policy	47
5.14	Consideration Spreadsheet	47

(continued)

Page

5.15	Guaranty.	47
5.16	Termination of Affiliate Transactions	48
5.17	Merger Sub Compliance	48
5.18	Chain of Title	48
5.19	Put and Call Agreements	49
5.20	Payments to Sanctioned Persons	49
5.21	Third-Party Consents	49
5.22	Data Room	49
Article VI CONDITIONS TO THE MERGER		49
6.1	Conditions to the Obligations of Each Party to Effect the Merger	49
6.2	Additional Conditions to the Obligations of the Company	49
6.3	Additional Conditions to the Obligations of Parent and Merger Sub	50
Article VII SURVIVAL; ESCROW; indemnification; representative		51
7.1	Survival of Representations, Warranties, Agreements and Covenants	51
7.2	Escrow Deposit	51
7.3	Indemnification.	52
7.4	Claims Procedure.	55
7.5	Resolution of Conflicts; Arbitration.	55
7.6	Exclusive Remedy	56
7.7	Release of Funds from Indemnity Escrow Account	56
7.8	Representative	57
7.9	Third Party Claims.	58
7.10	Tax Treatment of Indemnity Payments	58
Article VIII TERMINATION, AMENDMENT AND WAIVER		59
8.1	Termination	59
8.2	Notice of Termination; Effect of Termination	60
8.3	Amendment	60
8.4	Extension; Waiver	60
Article IX GENERAL PROVISIONS		60
9.1	Notices	60
9.2	Interpretation	61
9.3	Counterparts	62
9.4	Entire Agreement; Third-Party Beneficiaries	62
9.5	Severability	62

(continued)

Page

9.6	Other Remedies	62
9.7	Governing Law	63
9.8	Rules of Construction	63
9.9	Assignment	63
9.10	Waiver of Jury Trial	63
9.11	Privileged Information; Counsel to Representative.	63
9.12	Fees and Expenses	64
9.13	Release.	64
9.14	Certain Definitions	65

Exhibits
Exhibit A	Certificate of Merger
Exhibit B	Escrow Agreement
Exhibit C	Letter of Transmittal
Exhibit D	Key Employees
Exhibit E	FIRPTA Notice
Exhibit F	FIRPTA Letter
Exhibit G	Bonus Payment Acknowledgement
Exhibit H	Accounting Principles
Exhibit I	Stockholder Consent

v

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of August 7, 2023, by and among Allegro Microsystems, LLC, a Delaware limited liability company (“Parent”), Silicon Structures LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent (“Merger Sub”), Allegro Microsystems, Inc., a Delaware corporation and the parent entity to Parent (for purposes of Section 5.15 and applicable provisions of Article IX only) (“Guarantor”), Crocus Technology International Corp., a Delaware corporation (the “Company”), and NanoDimension Management Limited, solely in its capacity as the Representative.

RECITALS

WHEREAS, the Board of Directors of the Company (the “Company Board”), having carefully considered the long-term prospects and interests of the Company and its stockholders and determined that the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the “Merger”), upon the terms and subject to the conditions set forth herein is advisable and that it is in the best interest of its stockholders to consummate the transactions contemplated hereby, has approved the transactions contemplated hereby and has resolved to recommend to its stockholders, the adoption of this Agreement, the Merger and the other transactions contemplated hereby, upon the terms and subject to the conditions set forth herein;

WHEREAS, an action by written consent of Company Stockholders sufficient to adopt this Agreement and the Merger and to consummate the transactions contemplated hereby in accordance with the provisions of the Delaware General Corporation Law (“Delaware Law”) and the Company Charter Documents will be delivered to Parent not less than twenty-four (24) hours following the execution of this Agreement;

WHEREAS, the Board of Directors of Merger Sub, the Company Board and Parent have approved this Agreement, the Merger and the other transactions contemplated hereby in accordance with the provisions of Delaware Law;

WHEREAS, the Board of Directors of the French Subsidiary (as defined below) has approved this Agreement, the Merger and the other transactions contemplated hereby in accordance with the terms of the organizational documents of the French Subsidiary;

WHEREAS, as a condition to Parent’s and Merger Sub’s willingness to enter into this Agreement, prior to the execution and delivery of this Agreement, the Company entered into and consummated the transactions set forth in the Agreement and Plan of Merger, dated as of July 26, 2023, by and between the Company and Crocus Technology Administration, Inc., a Delaware corporation (the “Short-Form Merger Agreement”), Agreement on Certain Matters Arising from the Loan Agreement and the JVIA, dated as of July 12, 2023, by and between the Company and Open Joint Stock Company “Rusnano”, the Letter of Response to the Letter of June 30, 2023, from Open Joint Stock Company “Rusnano” to the Company, dated July 7, 2023, and Closing Certificate for Settlement of Loan dated August 1, 2023, between the Company and Open Joint Stock Company “Rusnano” (together with the Short-Form Merger Agreement, and all other documents, agreements, certificates and other instruments entered into in connection with the foregoing, collectively, the “Rusnano Carveout Agreements”); and

WHEREAS, as a condition to Parent’s and Merger Sub’s willingness to enter into this Agreement, immediately prior to the execution and delivery of this Agreement, each Key Employee entered into an employment arrangement with Parent (each, an “Employment Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the respective covenants, agreements, representations and warranties set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article I
THE MERGER

1.1               The Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Delaware Law, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

1.2               Effective Time; Closing. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger in substantially the form attached hereto as Exhibit A with the Secretary of State of the State of Delaware in accordance with Section 251 of Delaware Law (the “Certificate of Merger”) (the time of such filing with the Secretary of State of the State of Delaware (or such later time as may be agreed in writing by the Company and Parent and specified in the Certificate of Merger) being the “Effective Time”) as soon as practicable on the Closing Date (as defined below). The closing of the Merger (the “Closing”) shall take place remotely via the exchange of documents and signature pages on the day that is the last Business Day of the calendar month after the satisfaction or waiver of the conditions set forth in Article VI (other than those that by their terms are to be satisfied or waived at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing), or at such other time, date and location as Parent and the Company mutually agree in writing. The date on which the Closing occurs is referred to herein as the “Closing Date.”

1.3               Effect of the Merger. At the Effective Time, the Merger shall have the effects set forth herein, in the Certificate of Merger and in the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all Indebtedness, liabilities, obligations, restrictions and duties of the Company and Merger Sub, in each case as of the Effective Time, shall become the Indebtedness, liabilities, obligations, restrictions and duties of the Surviving Corporation.

1.4               Certificate of Incorporation and Bylaws. At the Effective Time, the Certificate of Incorporation of the Company shall be the Certificate of Incorporation of the Surviving Corporation, until thereafter amended in accordance with Delaware Law and as provided in such Certificate of Incorporation; provided, however, that at the Effective Time, Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of the corporation is Crocus Technology International Corp.” and the Certificate of Incorporation shall be amended so as to comply with Section 5.6. At the Effective Time, the Bylaws of the Company shall be the Bylaws of the Surviving Corporation, until thereafter amended in accordance with Delaware Law and as provided in such Bylaws; provided, however, that at the Effective Time, references to Merger Sub shall be replaced by the name of the Surviving Corporation and if necessary, such Bylaws shall be amended so as to comply with Section 5.6.

1.5               Directors and Officers. The initial directors of the Surviving Corporation shall be the managers of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified or until their earlier death, disability, resignation or removal. The initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, until their respective successors are duly appointed or until their earlier death, disability, resignation or removal.

1.6               Total Consideration. For purposes of this Agreement, “Total Consideration” shall mean, subject to adjustment pursuant to Section 1.12, an amount of cash equal to the result of $420,000,000.00, (i) minus the Closing Indebtedness, (ii) plus the Aggregate Exercise Price, (iii) plus the Net Working Capital Adjustment Amount, (iv) minus the Transaction Expenses, and (v) plus the Cash.

1.7               Effect on Capital Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the Company Stockholders, the following shall occur:

(a)                Series B-1 Preferred Stock. Each share of Series B-1 Preferred Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares (as defined below) and shares of Capital Stock to be cancelled pursuant to Section 1.7(d) (collectively, the “Disregarded Shares”)) shall be converted into the right to receive an amount in cash in respect of such Series B-1 Preferred Stock, without interest and at the respective times and subject to the requirements and contingencies specified herein, equal to (i) the Series B/B-1 Price Per Share minus the Per Share Escrow Amount in respect of such share of Series B-1 Preferred Stock and (ii) an amount to be disbursed from the Escrow Accounts with respect to such share of Series B-1 Preferred Stock in accordance with the terms of this Agreement, as and when such payment is required to be made.

(b)                Series B Preferred Stock. Each share of Series B Preferred Stock issued and outstanding immediately prior to the Effective Time (other than the Disregarded Shares) shall be converted into the right to receive an amount in cash in respect of such Series B Preferred Stock, without interest and at the respective times and subject to the requirements and contingencies specified herein, equal to (i) the Series B/B-1 Price Per Share minus the Per Share Escrow Amount in respect of such share of Series B Preferred Stock and (ii) an amount to be disbursed from the Escrow Accounts with respect to such share of Series B Preferred Stock in accordance with the terms of this Agreement, as and when such payment is required to be made.

(c)                Common Stock. Each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than the Disregarded Shares) shall, whether or not vested, be converted into the right to receive an amount in cash in respect of such Common Stock, without interest pursuant to this Agreement at the respective times and subject to the requirements and contingencies specified herein, equal to (i) the Common Price Per Share, less the Per Share Escrow Amount in respect of such share of Common Stock, and (ii) an amount to be disbursed from the Escrow Accounts with respect to such share of Common Stock in accordance with the terms of this Agreement, as and when such payment is required to be made.

(d)                Cancellation of Treasury and Parent Owned Stock. Each share of Capital Stock held by the Company as treasury stock or Parent or any direct or indirect wholly-owned subsidiary of the Company or of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof or payment therefor.

(e)                Dissenting Shares.

(i)                 Notwithstanding anything in this Agreement to the contrary, any shares of Capital Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has exercised and perfected appraisal rights for such shares in accordance with Section 262 of Delaware Law and has not effectively withdrawn or lost such rights (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to consideration for Capital Stock set forth in Section 1.7, and the holder or holders of such shares shall be entitled only to such rights as may be granted to such holder or holders in Section 262 of Delaware Law.

(ii)               Prior to the Closing, the Company shall give Parent (x) prompt notice of any written demand received by the Company pursuant to Section 262 of Delaware Law and (y) the opportunity to participate in all negotiations and proceedings with respect to any such demands.

(f)                 Merger Sub Limited Liability Company Interests. Each limited liability company interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable share of common stock of the Surviving Corporation.

1.8               Company Warrants.

(a)                Series B-1 Warrants. At the Effective Time, each Series B-1 Warrant that is then outstanding shall terminate and be cancelled in exchange for the right to receive (i) a cash payment equal to (x) the product of (A) the total number of shares of Series B-1 Preferred Stock subject to such Series B-1 Warrant, multiplied by (B)(1) the Series B/B-1 Price Per Share, minus (2) the exercise price per share of such Series B-1 Warrant, minus (y) the product of (A) the total number of shares of Series B-1 Preferred Stock subject to such Series B-1 Warrant, multiplied by (B) the Per Share Escrow Amount in respect of a share of Series B-1 Preferred Stock subject to such Series B-1 Warrant (with the aggregate amount of such payment rounded to the nearest whole cent) and (ii) an amount to be disbursed from the Escrow Accounts with respect to such Series B-1 Warrant in accordance with the terms of this Agreement, as and when such payment is required to be made. For purposes of clarity, no payment shall be made with respect to any Series B-1 Warrant so cancelled with a per-share exercise price that equals or exceeds the sum of (i) the Series B/B-1 Participation Price Per Share and (ii) the Series B/B-1 Price Per Share (any such Series B-1 Warrant, an “Out-of-the-Money Series B-1 Warrant,” and any Series B-1 Warrant entitled to receive payment in accordance with this Section 1.8(a), an “In-the-Money Series B-1 Warrant”).

(b)                Series B Warrants. At the Effective Time, each Series B Warrant that is then outstanding shall terminate and be cancelled in exchange for the right to receive (i) a cash payment equal to (x) the product of (A) the total number of shares of Series B Preferred Stock subject to such Series B Warrant, multiplied by (B)(1) the Series B/B-1 Price Per Share, minus (2) the exercise price per share of such Series B Warrant, minus (y) the product of (A) the total number of shares of Series B Preferred Stock subject to such Series B Warrant, multiplied by (B) the Per Share Escrow Amount in respect of a share of Series B Preferred Stock subject to such Series B Warrant (with the aggregate amount of such payment rounded to the nearest whole cent) and (ii) an amount to be disbursed from the Escrow Accounts with respect to such Series B Warrant in accordance with the terms of this Agreement, as and when such payment is required to be made. For purposes of clarity, no payment shall be made with respect to any Series B Warrant so cancelled with a per-share exercise price that equals or exceeds the sum of (i) the Common/Series B Participation Price Per Share and (ii) the Series B/B-1 Price Per Share (any such Series B Warrant, an “Out-of-the-Money Series B Warrant,” collectively with the Out-of-the-Money Series B-1 Warrants, the “Out-of-the-Money Warrants,” and any Series B Warrant entitled to receive payment in accordance with this Section 1.8(b), an “In-the-Money Series B Warrant,” and collectively with the In-the-Money Series B-1 Warrants, the “In-the-Money Warrants”).

1.9               Company Equity Awards.

(a)                Vested Options. Effective as of the Effective Time, each Company Option that is then outstanding and vested, in each case after giving effect to any accelerated vesting in connection with the Merger pursuant to the terms of the Company Option (each, a “Vested Option”), shall, automatically and without any required action on the part of any holder or beneficiary thereof, be cancelled. As to any such Vested Option with a per-share exercise price that is less than the Common/Series B Participation Price Per Share (an “In-the-Money Vested Option”), such In-the-Money Vested Option shall be cancelled in exchange for the right to receive (i) a cash payment equal to (x) the product of (A) the total number of shares of Common Stock subject to such In-the-Money Vested Option, multiplied by (B) the Common/Series B Participation Price Per Share minus the exercise price per share of such In-the-Money Vested Option, minus (y) the product of (A) the total number of shares of Common Stock subject to such In-the-Money Vested Option, multiplied by the Per Share Escrow Amount in respect of such In-the-Money Vested Option (with the aggregate amount of such payment rounded to the nearest whole cent) and (ii) an amount to be disbursed from the Escrow Accounts with respect to such In-the-Money Vested Option in accordance with the terms of this Agreement, as and when such payment is required to be made. For purposes of clarity, no payment shall be made with respect to any Vested Option so cancelled with a per-share exercise price that equals or exceeds the Common/Series B Participation Price Per Share.

(b)                Unvested Options. Effective as of the Effective Time, each Company Option that is then outstanding and unvested, in each case after giving effect to any accelerated vesting in connection with the Merger pursuant to the terms of the Company Option (each, an “Unvested Option”), shall, automatically and without any required action on the part of any holder or beneficiary thereof, be cancelled without the payment of any consideration therefor.

1.10           Exchange.

(a)                Paying Agent. PNC Bank, N.A. shall serve as the paying agent (the “Paying Agent”) for the Merger.

(b)                Parent to Provide Cash. Promptly following the Effective Time, but in no event later than one (1) Business Day thereafter, Parent shall make, or cause to be made, the following payments by wire transfer of immediately available funds:

(i)                 to the Paying Agent, an amount equal to the Total Consideration minus the Aggregate Exercise Price minus the amounts set forth in Section 1.10(b)(ii), Section 1.10(b)(iii) and Section 1.10(b)(iv);

(ii)               to the Company’s third party payroll agent or bank account(s) of the Company from which such payroll agent withdraws funds, an amount equal to the Total Consideration attributable to the Company Optionholders who, immediately prior to the Effective Time, are subject to withholding tax in respect of the consideration to be paid pursuant to Section 1.9(a) (the amounts deposited pursuant to clauses (i) and (ii) of this Section 1.10(b) collectively, the “Exchange Fund”);

(iii)             to the Escrow Agent an amount in cash equal to 0.5% of the Preliminary Total Consideration (the “Indemnity Escrow Amount”) and an amount in cash equal to $500,000 (the “Adjustment Escrow Amount”), to be held by the Escrow Agent in separate interest-bearing accounts (the account in which the Indemnity Escrow Amount is held, the “Indemnity Escrow Account” and, together with the account in which Adjustment Escrow Amount is held, the “Escrow Accounts”) pursuant to an escrow agreement in substantially the form attached as Exhibit B hereto (the “Escrow Agreement”) and to be distributed in accordance with the terms of this Agreement and the Escrow Agreement;

(iv)              to the Company’s third party payroll agent or bank account(s) of the Company from which such payroll agent withdraws funds, the aggregate amount payable at the Closing to the Company Bonus Plan Participants under the Company Bonus Plan. The Company’s payroll administrator shall then pay all such amounts owing to each Company Bonus Plan Participant as set forth in the Bonus Payment Acknowledgment and to each person who has provided a Promised Option Cancellation Agreement (in each case, subject to applicable withholding) as soon as practicable (but in no event later than fifteen (15) days after the Effective Time);

(v)                to each lender that has provided a Payoff Letter (as defined below), the amount of Closing Indebtedness due and payable at Closing to such lender as set forth in the applicable Payoff Letter to such account or accounts as are designated by such lender in the applicable Payoff Letter; and

(vi)              to each service provider of the Company to which the Company owes Transaction Expenses, all Transaction Expenses payable to such service provider that remain outstanding as of the Closing to such account or accounts as are designated in the applicable Invoices for such Transaction Expenses.

(c)                Exchange Procedures. No later than two (2) Business Days following the Closing Date, Parent shall instruct the Paying Agent to deliver to each Company Stockholder (i) a letter of transmittal in substantially the form attached hereto as Exhibit C (the “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of the certificates representing shares of Capital Stock (the “Certificates”) in exchange for payment of the consideration to which such holder may be entitled. Upon receipt from a Company Stockholder of the Certificates for cancellation, together with a duly completed and validly executed Letter of Transmittal and any other documents as Parent shall reasonably require, Parent or the Paying Agent shall, subject to the terms of Section 1.7, cause to be delivered to such Company Stockholder that portion of the Total Consideration which such Company Stockholder has the right to receive pursuant to Section 1.7 (after giving effect to any required Tax withholding pursuant to Section 1.12) and the Certificates so surrendered shall forthwith be cancelled. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder thereof and an agreement from the applicable stockholder, in a form reasonably acceptable to the Paying Agent and Parent, to indemnify the Paying Agent (if required) and Parent, Parent or the Paying Agent shall, as promptly as practicable following the receipt by Parent or the Paying Agent, as the case may be, of the foregoing documents, subject to the terms of Section 1.7, issue in exchange for such lost, stolen or destroyed Certificate that portion of the Total Consideration represented by the lost, stolen or destroyed Certificate in exchange therefor which the Company Stockholder has the right to receive.

(d)                No Further Rights in the Capital Stock. The portion of the Total Consideration paid or payable in respect of the surrender for exchange of shares of the Capital Stock in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of the Capital Stock, and there shall be no further registration of transfer on the records of the Surviving Corporation of shares of Capital Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I (subject to the exercise of dissenters’ or appraisal rights required under Delaware Law).

(e)                Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates twelve (12) months after the Effective Time shall, at the request of the Surviving Corporation, be delivered to the Surviving Corporation or otherwise according to the instruction of the Surviving Corporation, and any holders of the Certificates who have not surrendered such Certificates in compliance with this Section 1.10 shall after such delivery to Surviving Corporation look only to Parent and the Surviving Corporation for payment of its portion of the Total Consideration. If any Certificate shall not have been surrendered immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity, any such portion of the Exchange Fund remaining unclaimed by holders of shares of Capital Stock immediately prior to such time shall, to the extent permitted by law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

1.11           Adjustment and Escrow.

(a)                At least four (4) Business Days prior to the Closing, the Company will prepare and deliver to the Representative and Parent a statement (the “Preliminary Closing Statement”) setting forth a good faith estimate of each of the following with respect to the Company, as of the Calculation Time: (i) Net Working Capital and the resultant Net Working Capital Adjustment Amount (the “Preliminary Net Working Capital Adjustment Amount”), (ii) the amount of Cash (the “Preliminary Cash”), (iii) the amount of Closing Indebtedness (the “Preliminary Closing Indebtedness”), (iv) the amount of Transaction Expenses (the “Preliminary Transaction Expenses”) and (v) the resulting Total Consideration (the “Preliminary Total Consideration”), together with reasonably detailed supporting calculations and supporting documentation thereof. The Preliminary Closing Statement and the determinations contained therein shall be prepared in good faith in accordance with this Agreement and the Accounting Principles. The Company shall provide Parent such data and information as Parent may reasonably request supporting the amounts reflected. After such delivery and prior to the Closing, Parent and its accountants and other representatives shall be permitted reasonable access to appropriate employees and advisors of the Company and the Company Subsidiaries during normal business hours and access to such books and records and any working papers as may be reasonably requested by them to verify the information contained in the Preliminary Closing Statement. The Company shall consider in good faith any revisions to the foregoing estimates proposed by Parent and shall make appropriate revisions to the Preliminary Closing Statement as are mutually agreed upon by the Parent and the Company. The Company and the Company Stockholders shall be solely responsible for providing Parent (A) the Preliminary Closing Statement pursuant to this Section 1.11(a) and (B) the Consideration Spreadsheet pursuant to Section 5.14, and in no event shall Parent, any of Parent’s Affiliates, or the Representative have any liability with respect to any inaccuracy contained therein or the calculation of, or amount of, any payment made to any Company Stockholders or any payees on the basis thereof.

(b)                For purposes of this Section 1.11:

(i)                 “Net Working Capital” shall mean the current assets of the Company on a consolidated basis with the Company Subsidiaries (excluding Cash and Restricted Cash, deferred Tax assets and income Tax assets) minus the “current liabilities” of the Company and the Company Subsidiaries (excluding any Transaction Expenses incurred by the Company, the Representative or any other Person, the Closing Indebtedness and any deferred Tax liabilities or income Tax liabilities). Net Working Capital shall, subject to the foregoing, be determined in accordance with the Accounting Principles.

(ii)               “Cash” shall mean, the aggregate amount of all cash and cash equivalents held by the Company on a consolidated basis with the Company Subsidiaries, whether on hand or in deposit, checking, brokerage or other accounts of, or in any safety deposit box or other physical storage device provided by, a financial institution, in each case to the extent constituting “cash, cash equivalents and marketable securities” convertible into cash within thirty (30) days, but excluding any cash which is not freely usable by any of the Company and the Company Subsidiaries because it is subject to restrictions or limitations on use or distribution by Legal Requirements, contract or otherwise, including restrictions on dividends and repatriations or any other form of restriction such as all cash posted to support letters of credit, cash deposits, performance bonds or other similar obligations (collectively, “Restricted Cash”). For avoidance of doubt, Cash shall (1) be calculated net of issued but uncleared checks and drafts written or issued by the Company and the Company Subsidiaries as of the Calculation Time, and (2) include checks and drafts received by the Company or the Company Subsidiaries or deposited for the account of the Company or the Company Subsidiaries.

(c)                Following the Closing, the Total Consideration shall be adjusted as follows:

(i)                 Within seventy-five (75) days following the Closing, Parent shall prepare and deliver or cause to be delivered to the Representative a statement (the “Closing Statement”) setting forth Parent’s calculation of each of the following with respect to the Company, as of the Calculation Time: (i) the Net Working Capital and the resultant Net Working Capital Adjustment Amount (the “Actual Net Working Capital Adjustment Amount”), (ii) the Cash (the “Actual Cash”), (iii) the Closing Indebtedness (the “Actual Closing Indebtedness”), (iv) the Transaction Expenses (the “Actual Transaction Expenses”) and (v) the resulting Final Total Consideration (as defined below), each of which shall be calculated in accordance with the Accounting Principles and in a manner consistent with this Section 1.11.

(ii)               If the Representative disagrees with such determination, the Representative will notify Parent in writing on or before the date that is thirty (30) days after the date on which Parent delivers to the Representative the Closing Statement setting forth, in reasonable detail, its objections thereto, including each item or amount in dispute and the basis thereof and the Representative’s alternative calculation for each item (the “Dispute Notice”). The Dispute Notice shall be limited to disagreements based on mathematical errors or based on the Closing Statement or the components thereof not being calculated in accordance with the definitions set forth in this Agreement. If a Dispute Notice is not delivered to Parent within twenty (20) days following the date of delivery of the Closing Statement, the Closing Statement shall be final, binding and non-appealable by the parties. Parent and the Representative shall use good faith efforts to attempt to resolve in writing any such disagreements (and all such negotiations related thereto shall, unless otherwise agreed by Parent and the Representative, be governed by Rule 408 of the Federal Rules of Evidence (and any applicable similar state rule)). If Parent and the Representative are unable to resolve all such disagreements on or before the date fifteen (15) days following notification by the Representative of any such disagreements, the Representative and Parent shall retain Grant Thornton LLP, or if Grant Thornton LLP is not willing to serve as the Final Accounting Firm or is determined to not be independent of one of the parties, then such other nationally recognized independent public accounting firm upon whom the Representative and Parent shall mutually agree, or if no such other accounting firm is willing to serve as the Final Accounting Firm, then such other qualified Person upon whom the Representative and Parent shall mutually agree (such accounting firm or other Person being referred to as the “Final Accounting Firm”), to resolve all such disagreements, which Final Accounting Firm shall adjudicate only those items still in dispute with respect to the Closing Statement and the calculations of the Actual Net Working Capital Adjustment Amount, Actual Cash, Actual Closing Indebtedness and Actual Transaction Expenses. If Parent and the Representative are unable to agree on the choice of an accounting firm, then Parent and the Representative shall select a nationally or regionally recognized accounting firm by lot (after each submits a list of five names, excluding their respective regular outside accounting firms), which firm shall be the Final Accounting Firm. The determination by the Final Accounting Firm shall be binding and conclusive on the Company Securityholders, the Representative and Parent.

(iii)             The Final Accounting Firm shall offer the Representative and Parent the opportunity to provide written submissions regarding their positions on the disputed matters, which written submissions shall be provided to the Final Accounting Firm, if at all, no later than ten (10) days after the date of referral of the disputed matters to the Final Accounting Firm. Notwithstanding the foregoing, with regard to any disputed item, Parent shall be entitled only to submit to the Final Accounting Firm a value for such disputed item that is equal to that value set forth on the Closing

Statement delivered to the Representative pursuant to Section 1.11(c)(i) above. The determination of the Final Accounting Firm shall be based solely on such written submissions by the Representative and Parent and their respective representatives, which must set forth, in reasonable detail, the basis therefore, and shall not be by independent review. The Final Accounting Firm shall deliver a written report resolving only the disputed matters and setting forth the basis for such resolution within twenty (20) days after the Representative and Parent submit in writing (or have had the opportunity to submit in writing but have not submitted) their positions as to the disputed items. In preparing its report, the Final Accounting Firm shall not assign a value to any disputed amount other than one submitted by the Representative, on the one hand, or Parent, on the other hand. The determination of the Final Accounting Firm with respect to the correctness of each matter in dispute shall be final and binding on the parties. The Final Accounting Firm shall conduct its determination activities in a manner wherein all materials submitted to it are held in confidence and shall not be disclosed to third parties. The parties hereto agree that judgment may be entered upon the determination of the Final Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced.

(iv)              The Representative shall be entitled to have reasonable access to the books and records of the Company and the Company Subsidiaries and the work papers of Parent prepared specifically in connection with the Actual Net Working Capital Adjustment Amount, Actual Cash, Actual Closing Indebtedness and Actual Transaction Expenses, and the relevant supporting documentation related to, the preparation of the Closing Statement and the calculations of the Actual Net Working Capital Adjustment Amount, Actual Cash, Actual Closing Indebtedness and Actual Transaction Expenses, and, upon reasonable prior notice, shall be entitled to discuss such books and records and work papers with Parent and those persons responsible for the preparation thereof during normal business hours as may be reasonably requested by them to verify the information contained in the Closing Statement.

(v)                The fees, costs and expenses of the Final Accounting Firm shall be borne by Parent and the Company Securityholders, in inverse proportion as they may prevail on the matters resolved by the Final Accounting Firm, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Final Accounting Firm at the time the determination of such firm is rendered on the merits of the matters submitted. Any such fees, costs and expenses that are borne by the Company Securityholders pursuant to the immediately preceding sentence shall be paid from the Adjustment Escrow Amount.

(vi)              For purposes of this Agreement, “Final Net Working Capital Adjustment Amount” means the Net Working Capital Adjustment Amount, as finally determined in accordance with this Section 1.11(c), “Final Cash” means the Cash, as finally determined in accordance with this Section 1.11(c), “Final Closing Indebtedness” means the Closing Indebtedness, as finally determined in accordance with this Section 1.11(c) and “Final Transaction Expenses” means the Transaction Expenses, as finally determined in accordance with this Section 1.11(c). Following the conclusive determination of the Final Net Working Capital Adjustment Amount, the Final Cash, the Final Closing Indebtedness and the Final Transaction Expenses, the Total Consideration shall be recalculated by substituting the Final Net Working Capital Adjustment Amount for the Net Working Capital Adjustment Amount, Final Cash for Cash, Final Closing Indebtedness for Closing Indebtedness and Final Transaction Expenses for Transaction Expenses (such recalculated amount, the “Final Total Consideration”).

(d)                Payments.

(i)                 If the Final Total Consideration is greater than the Preliminary Total Consideration, then, within ten (10) Business Days after the final determination of the Final Total Consideration, (A) Parent shall pay (or cause to be paid) an amount in cash equal to the difference between the Final Total Consideration and the Preliminary Total Consideration to the Company Securityholders, and (B) each of Parent and Representative shall deliver joint written instruction to the Escrow Agent requesting the release of the Adjustment Escrow Amount to the Company Securityholders. In each case, such payments by Parent and Escrow Agent shall be made to the Paying Agent and the Company’s third party payroll agent or bank account(s) of the Company from which such payroll agent withdraws funds, as applicable based on the Consideration Spreadsheet, for further distribution to the Company Securityholders based on such holders’ Pro Rata Portions.

(ii)               If the Preliminary Total Consideration is greater than the Final Total Consideration, then, within ten (10) Business Days after the final determination of the Final Total Consideration, the difference between the Preliminary Total Consideration and the Final Total Consideration shall be paid from the Adjustment Escrow Amount to Parent and each of Parent and Representative shall deliver joint written instruction to the Escrow Agent requesting the release of such funds to Parent and any remaining funds, if any, following such payment to Parent, to the Paying Agent and the Company’s third party payroll agent or bank account(s) of the Company from which such payroll agent withdraws funds, as applicable based on the Consideration Spreadsheet, for further disbursement to the Company Securityholders in accordance with such holders’ Pro Rata Portions; provided that if the excess of the Preliminary Total Consideration over the Final Total Consideration is greater than the Adjustment Escrow Amount, then in addition to the release of the entire Adjustment Escrow Amount to Parent as described in this subsection, each Company Securityholder will pay (or cause to be paid) its Pro Rata Portion of such amount that is in excess of the Adjustment Escrow Amount to Parent.

(iii)             If the Final Total Consideration is equal to the Preliminary Total Consideration, then there shall be no post-Closing adjustment and each of Parent and Representative shall promptly (and in any event within ten (10) Business Days after the final determination of the Final Total Consideration) deliver joint written instruction to the Escrow Agent requesting the release of the Adjustment Escrow Amount to the Paying Agent and the Company’s third party payroll agent or bank account(s) of the Company from which such payroll agent withdraws funds, as applicable based on the Consideration Spreadsheet, for further disbursement to the Company Securityholders in accordance with such holders’ Pro Rata Portions.

Each of Parent, the Representative and the Company Securityholders acknowledges and agrees that the Total Consideration adjustment provisions set forth in this Section 1.11 shall be the sole and exclusive remedy of Parent, the Representative and the Company Securityholders with respect to (i) determining whether or not any adjustment would be made to the Total Consideration pursuant to this Section 1.11 (whether or not any such adjustment was, in fact, made), (ii) determining the amount of any such adjustment and/or (iii) any other claims relating to any of the components of the Net Working Capital Adjustment Amount, Cash, Closing Indebtedness and Transaction Expenses (in lieu of claims under Article VII hereof); provided that, in the case of Fraud, the foregoing Total Consideration adjustment provisions shall not be exclusive, but shall be in addition to any other rights or remedies to which Parent, the Representative and the Company Securityholders or their respective assigns, as the case may be, may be entitled at law or in equity.

Any amount paid or delivered pursuant to this Section 1.11 will be treated by the parties as an adjustment to the Total Consideration for all income Tax purposes, unless otherwise required by applicable Legal Requirements.

1.12           Tax Withholding. Parent, the Paying Agent and the Escrow Agent shall be entitled to deduct and withhold or cause to be deducted and withheld from the Total Consideration, or any other payment otherwise payable pursuant to this Agreement, the amounts (if any) required to be deducted and withheld under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment and, to the extent that amounts are so withheld and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made. The parties shall cooperate in good faith to minimize or avoid any such withholding to the extent permitted by applicable Legal Requirements. The parties agree to cooperate to allow Parent, at its election, to effectuate such withholding by means acceptable to Parent and the Company, including by paying the applicable portion of the Total Consideration for which such withholding is required to the Surviving Corporation and causing the Surviving Corporation to withhold the applicable amounts through the Surviving Corporation’s payroll system.

1.13           Further Action. At and after the Effective Time, the officers and directors of Parent and the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company and Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company and Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Article II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub, except as set forth in the disclosure letter supplied by the Company to Parent dated as of the date hereof (the “Company Disclosure Letter”), as follows:

2.1               Organization; Standing and Power; Charter Documents; Subsidiaries.

(a)                Organization; Standing and Power. The Company (i) is a corporation duly organized, validly existing and in good standing under the laws of Delaware, (ii) has the requisite power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, and (iii) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to be material to the Company.

(b)                Charter Documents. The Company has delivered or made available to Parent a true and correct copy of the Restated Certificate and Bylaws of the Company, each as amended to date (collectively, the “Company Charter Documents”), and each such instrument is in full force and effect. The Company is not in violation of any of the provisions of the Company Charter Documents.

(c)                Subsidiaries. Section 2.1(c) of the Company Disclosure Letter sets forth the name and jurisdiction or organization of each Company Subsidiary as well as the percentage ownership by the Company of each Company Subsidiary. Each of the Company Subsidiaries is an entity validly existing and in good standing under the laws of its jurisdiction of incorporation or organization and has all requisite entity power and authority to own, lease and operate its properties and assets and carry on its business as now being conducted. Each Company Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where the conduct of its business or ownership of its properties requires such qualification, except where the failure to so qualify would not reasonably be expected to be material to the Company. Except as set forth on Section 2.1(c) of the Company Disclosure Letter, all outstanding shares of capital stock or other equity interests of the Company Subsidiaries (other than the

Company) are owned of record and beneficially by the Company or another Company Subsidiary and are duly authorized, validly issued, fully paid, and nonassessable and are owned free and clear of all Liens. Except as set forth on Section 2.1(c) of the Company Disclosure Letter, there are no securities, options, warrants, calls, rights, Contracts, commitments, agreements, instruments, arrangements, understandings, obligations or undertakings of any kind to which any Company Subsidiary is a party or by which it is bound obligating any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of any such Company Subsidiary, or obligating such Company Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, instrument, arrangement, understanding, obligation or undertaking. The Company has delivered or made available to Parent a true and correct copy of the certificate of incorporation and bylaws (or similar documents) of each Company Subsidiary, each as amended to date (collectively, the “Company Subsidiary Charter Documents”), and each such instrument is in full force and effect. No Company Subsidiary is in violation of any of the provisions of the Company Subsidiary Charter Documents.

2.2               Capital Structure.

(a)                Capital Stock. The authorized capital stock of Company as of the date hereof consists of: (i) 503,000,000 shares of Common Stock and (ii) 490,125,000 shares of Preferred Stock, 3,125,000 of which shares have been designated as Series B-1 Preferred Stock and 487,000,000 of which shares have been designated as Series B Preferred Stock. At the close of business on July 28, 2023: (i) 2,322,843 shares of Common Stock were issued and outstanding; (ii) 2,702,705 shares of Series B-1 Preferred Stock were issued and outstanding; and (iii) 441,091,014 shares of Series B Preferred Stock were issued and outstanding. All outstanding shares of Capital Stock are duly authorized, validly issued, fully paid and non-assessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. Section 2.2(a)(i) of the Company Disclosure Letter sets forth a list as of July 28, 2023 of each holder of each class and series of Capital Stock, including (a) the name of the holder and (b) the number and the class and series of such shares of Capital Stock. Section 2.2(a) of the Company Disclosure Letter sets forth, for each Company Option, (i) the name of the Company Optionholder, (ii) the grant date of each Company Option, (iii) the exercise price per share of such Company Option, (iv) the number of shares covered by such Company Option, and (v) the number of shares covered by the vested portion of such Company Option as of July 28, 2023 and the vesting schedule for the unvested portion of such Company Option as of July 28, 2023.

(b)                Other Securities. Except as otherwise set forth in this Section 2.2 and Section 2.2(b) of the Company Disclosure Letter, there are no securities, options, warrants, calls, rights, Contracts, commitments, agreements, instruments, arrangements, understandings, obligations or undertakings of any kind to which the Company is a party or by which it is bound obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company, a cash payment in respect of or based on the value of a share of capital stock or other security of the Company, or obligating the Company to issue, grant, extend or enter into any such security, option, phantom right, appreciation right, warrant, call, right, commitment, agreement, instrument, arrangement, understanding, obligation or undertaking. All outstanding shares of Capital Stock have been issued and granted in compliance in all material respects with (i) all applicable securities laws and all other applicable Legal Requirements (as defined below) and (ii) all requirements set forth in applicable material Contracts.

2.3               Authority|. The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby has been duly and validly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only to the approval and adoption of this Agreement by the Company’s stockholders and the filing of the Certificate of Merger pursuant to Delaware Law. The affirmative vote of (a) the holders of a majority of the outstanding shares of Capital Stock on an as-converted basis, (b) the holders of a majority of the outstanding shares of Series B Preferred Stock, (collectively, the “Requisite Vote”), are the only votes of the holders of any Capital Stock necessary under applicable Legal Requirements with respect to such Capital Stock to approve and adopt this Agreement, approve the Merger and consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect which affect creditors’ rights generally, or (ii) legal and equitable limitations on the availability of specific remedies.

2.4               Non-Contravention; Necessary Consents.

(a)                The execution and delivery of this Agreement by the Company does not, and performance of this Agreement by the Company will not: (i) conflict with or violate the Company Charter Documents, (ii) subject to obtaining the Requisite Vote and compliance with the requirements set forth in Section 2.4(b), conflict with or violate any material Legal Requirement applicable to the Company or by which the Company or its properties is bound or affected, or (iii) require any consent or notice under, result in any material breach, termination or modification of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or materially impair the Company’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, material amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of the Company pursuant to any Company Material Contract.

(b)                No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required to be obtained or made by the Company in connection with the execution and delivery of this Agreement or the consummation of the Merger and other transactions contemplated hereby, except for: (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and the HSR Act and satisfaction of such other requirements of the comparable laws of other jurisdictions, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities or “blue sky” laws and the securities laws of any foreign country, and (iv) such other consents, authorizations, filings, approvals and registrations set forth in Section 2.4(b) of the Company Disclosure Letter. The consents, approvals, orders, authorizations, registrations, declarations and filings set forth in (i) through (iv) above are referred to herein as the “Necessary Consents.”

2.5               Financial Statements.

(a)                Section 2.5(a) of the Company Disclosure Letter includes a copy of the Company’s consolidated unaudited financial statements for the year ended December 31, 2022 and the Company’s consolidated unaudited financial statements for the three (3) month period ended March 31, 2023 (collectively, the “Financial Statements”). The Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except that unaudited financial statements do not have notes thereto) applied on a consistent basis throughout the periods indicated and with each other. The Financial Statements are consistent with the books and records of the Company, are accurate, true and complete in all material respects as of the respective dates thereof and for the periods referred to therein. The Financial Statements present fairly and accurately in all material respects the financial condition, operating results and cash flow of the Company as of the dates, and for the periods, indicated therein, subject, with respect to the unaudited Financial Statements, to (i) year-end audit adjustments made in the ordinary course of business and (ii) the absence of footnotes; provided that, none of the footnotes, if presented, would be, or would reasonably be expected to be, either individually or in the aggregate, materially adverse to the properties, assets, business, operations, results of operations or condition (financial or otherwise) of the Company and the Company Subsidiaries. The Company maintains a standard system of accounting established and administered in accordance with GAAP. The Company’s unaudited balance sheet as of March 31, 2023 is referred to as the “Company Balance Sheet.”

(b)                Except (a) as reflected or reserved against in the Company Balance Sheet, (b) for liabilities and obligations incurred in connection with or contemplated or permitted by this Agreement, (c) for liabilities and obligations incurred in the ordinary course of business since the date of the Company Balance Sheet (none of which relates to breach of Contract, breach of warranty, tort, infringement, misappropriation, violation of Legal Requirements or any Action) and (d) for liabilities or obligations which have been discharged or paid in full, the Company has no liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, other than those which would not reasonably be expected to be material to the Company.

(c)                The Accounts Receivables reflected in the Financial Statements and all other receivables arising from or otherwise relating to the Company and Company Subsidiaries as of the Closing Date have arisen from bona fide, arm’s length transactions entered into by the Company or Company Subsidiaries involving the sale of goods or the rendering of services in the ordinary course of business consistent with past practice and are fully collectable in the aggregate amount thereof and are not subject to any setoffs, counterclaims, credit or other offsets. The Accounts Receivables and all other receivables outstanding at Closing do not reflect any changes in discounts, rebates or other benefits offered to customers. Since the Company Balance Sheet Date, neither the Company nor any Company Subsidiary has accelerated its receivables and has collected them in a manner consistent with its past practices.

(d)                All Accounts Payables and other payables reflected on the Financial Statements, are (i) all payables for which the underlying invoice has been received and are arising from or otherwise relating to the Company and Company Subsidiaries, (ii) arose in bona fide arm’s length transactions in the ordinary course of business and (iii) are not delinquent by more than sixty (60) days in its payment. Since the Company Balance Sheet Date, the Company and Company Subsidiaries has paid the accounts payable in the ordinary course of business and in a manner consistent with its past practices, and has not materially delayed any such payments.

2.6               Absence of Certain Changes or Events. Since the date of the Company Balance Sheet, there has not been:

(a)                a Company Material Adverse Effect;

(b)                any payment or discharge of a material Lien or material liability of the Company which was not shown on the Company Balance Sheet or incurred in the ordinary course of business consistent with past practice;

(c)                any amendment to the Company Charter Documents or the Company Subsidiary Charter Documents;

(d)                any action taken by the Company or a Company Subsidiary that would require the prior written consent of Parent pursuant to Section 4.1(b) if such action were taken following the execution of this Agreement and prior to Closing;

(e)                a formation of a Company Subsidiary;

(f)                 any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any Capital Stock or security of a Company Subsidiary;

(g)                any purchase, redemption or other acquisition of any Capital Stock or any other securities of the Company or any Company Subsidiary or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from Employees following their termination pursuant to the terms of their pre-existing agreements;

(h)                any split, combination or reclassification of any Capital Stock or security of a Company Subsidiary or authorization for issuance, issuance, grant, sale, delivery, disposition of, pledge or otherwise encumbrance of any Capital Stock of the Company or security of a Company Subsidiary;

(i)                 any material change by the Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP;

(j)                 any revaluation by the Company or any Company Subsidiary of any of any of its assets, including writing down the value of capitalized inventory or writing off notes or accounts receivable, other than in the ordinary course of business;

(k)                any initiation or settlement of any litigation by the Company or any of the Company Subsidiaries;

(l)                 any incurrence, assumption, endorsement or guarantee of Indebtedness by the Company or the Company Subsidiaries in excess of $100,000 (excluding inter-company amounts), other than in the ordinary course of business;

(m)              any cancellation of any Indebtedness owed to the Company or the Company Subsidiaries or waiver by the Company of any claims or rights of substantial value, except as would not be material to the Company;

(n)                any sale, lease, transfer, or assignment of any of the Company’s or any Company Subsidiary’s assets that are material to the business of the Company and the Company Subsidiaries, other than for a fair consideration pursuant to customary commercial arrangements in the ordinary course of business;

(o)                any capital expenditure or commitment by the Company or any of the Company Subsidiaries in excess of $100,000 that is not in the ordinary course of business;

(p)                (i) any material delay in the payment on accounts payable to suppliers, vendors or others on the part of the Company or any Company Subsidiary or (ii) any acceleration in collecting accounts receivables or otherwise change in the Company or any Company Subsidiary’s cash management policies, in each case, other than as done in the ordinary course of business;

(q)                a discontinuation of any business of the Company or the start of any new line of business;

(r)                 any hiring, promoting or termination (other than for cause) of any Person or any entry into, or amendment or termination (other than for cause) of, any employment or consulting agreement or arrangement with any Person;

(s)                 any implementation or taking of any actions in preparation to implement any employee layoffs or any establishment, adoption or entering of any collective bargaining agreement;

(t)                 any adoption of a plan of liquidation, dissolution, merger, consolidation or other reorganization;

(u)                any capital investment in, or any loans or advances of money to any Person, except for advances to employees or officers of the Company or any Company Subsidiary for expenses incurred in the ordinary course of business;

(v)                any theft, damage, destruction or casualty loss in excess of $50,000, to its assets, whether or not covered by insurance;

(w)              the sale, assignment, transfer, lease, license, sublicense, abandonment, cancellation, expiration, withdrawal, securitization, lapse or other disposition of, or the creation or incurrence of any Lien on, any Company-Owned Intellectual Property Rights, other than the granting of non-exclusive licenses to customers and service providers by the Company or a Company Subsidiary in the ordinary course of business consistent with past practice or the expiration of Intellectual Property Rights in accordance with the applicable statutory period;

(x)                any entry into a new Company Material Contract, other than those entered in the ordinary course of business; or

(y)                any amendment or waiver of any material right under or termination of any Company Material Contract, except for any termination or expiration of a Company Material Contract in accordance with its own terms or in the ordinary course of business.

2.7               Tax Matters.

(a)                Taxes.

(i)                 The Company and each Company Subsidiary has prepared and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by it and all such filed Tax Returns are complete and accurate in all material respects;

(ii)               The Company and each Company Subsidiary has paid all Taxes that are due and payable by it;

(iii)             No deficiency for any material amount of Tax has been asserted or assessed by a Governmental Entity against the Company or any Company Subsidiary that has not been satisfied by payment, settled or withdrawn;

(iv)              There is not pending or, to the Knowledge of the Company, threatened in writing, any audit, examination, investigation or other proceedings in respect of Taxes of the Company or any Company Subsidiary;

(v)                Neither the Company nor any Company Subsidiary has requested or consented to a waiver or extension of the limitations period applicable to any material Tax or Tax Return which waiver or extension is still in effect;

(vi)              No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings, in each case in respect of Taxes, have been sought from, entered into or issued by any Governmental Entity with respect to the Company or any Company Subsidiary;

(vii)            Neither the Company nor any Company Subsidiary has received from any Governmental Entity in a jurisdiction where such Company or Company Subsidiary has not filed Tax Returns with respect to a particular type of Tax any claim that the Company or such Company Subsidiary is subject to taxation by that jurisdiction in respect of such Tax;

(viii)          There are no Tax Liens on the assets of the Company or any Company Subsidiaries, other than statutory Liens for Taxes not yet due;

(ix)              Neither the Company nor any Company Subsidiary has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code or by so much of Section 356 of the Code as relates to Section 355 of the Code (or in each case any similar provision of state, local or non-U.S. Legal Requirement);

(x)                Neither the Company nor any Company Subsidiary has entered into any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or a similar transaction under any similar provision of state, local or non-U.S. Legal Requirement in such jurisdiction;

(xi)              The Company and each Company Subsidiary has withheld and paid over to the proper tax authorities all amounts required to be so withheld and paid over under applicable rules and regulations relating to the payment and withholding of Taxes;

(xii)            The Company is not and has not been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code;

(xiii)          French Subsidiary is neither a “surrogate foreign corporation” within the meaning of Section 7874(a) of the Code nor treated as a domestic corporation pursuant to Section 7874(b) of the Code;

(xiv)          French Subsidiary does not have any material “subpart F income” within the meaning of Section 952 of the Code or (except for French Subsidiary’s ownership of the stock of US Subsidiary) own any material “United States property” within the meaning of Section 956 of the Code;

(xv)            The transfer pricing policies of the Company and the Company Subsidiaries are in compliance with Section 482 of the Code and other applicable Tax law in all material respects, and the Company and the Company Subsidiaries have maintained appropriate documentation in all material respects for all intercompany transactions pursuant to applicable Tax law;

(xvi)          French Subsidiary is classified as a foreign corporation for U.S. federal income Tax purposes;

(xvii)        Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (A) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. law) entered into before Closing, (B) an installment sale or open transaction entered into before Closing, (C) a prepaid amount or deferred revenue received or accrued before Closing, (D) an intercompany transactions or an excess loss account under Treasury Regulation Section 1.1502 of the Code (or any similar provision of state, local or non-U.S. law) arising before Closing, (E) a change in accounting method requested, required or implemented, before Closing, including pursuant to Section 481 of the Code (or any similar provision of state, local or non-U.S. law) or (F) any election pursuant to Section 108(i) of the Code (or any similar provision of state, local or non-U.S. law);

(xviii)      Neither the Company nor any of Company Subsidiary uses the cash method of accounting for Tax purposes or has any unpaid amount under Section 965 of the Code;

(xix)          None of the Company or any Company Subsidiary has been a member of any affiliated group within the meaning of Section 1504(a) of the Code, or any affiliated, combined, unitary or consolidated group for Tax purposes under state, local or non-U.S. law (other than an affiliated group of which the Company was the common parent), or has any liability for Taxes of any Person under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. law (including for non-income Taxes) or as a transferee or successor;

(xx)            None of the Company or any Company Subsidiary is a party to or bound any Tax sharing agreement, Tax allocation agreement, or similar Contract, other than any Contract entered into during the ordinary course of business the principal purpose of which is not related to Taxes; and

(xxi)          The Company and each Company Subsidiary have complied with all Legal Requirements with respect to escheatment and abandoned or unclaimed property in all material respects.

(xxii)        The French Subsidiary has filed all claims for any credit or refund available to small and medium-sized (“SMEs”) in the European Union for fiscal years ending on or prior to December 31, 2022, including, without limitation, R&D credits associated with the French Subsidiary’s SME status.

(b)                Notwithstanding any other provision of this Agreement, the Company is not making, and shall not be construed to have made, any representation or warranty as to any Tax position that Parent or any of its Affiliates (including the Company and any Company Subsidiaries) may take in or in respect of a Post-Closing Tax Period, in each case, other than with respect to the representations and warranties contained in Sections 2.7(a)(vi), (ix), (xvii), (xviii), (xix) and (xx).

2.8               Intellectual Property; Information Technology; Data Privacy and Cybersecurity.

(a)                Definitions. For the purposes of this Agreement, the following terms have the following meanings:

(i)                 “Applicable Data Protection Laws” shall mean all applicable Legal Requirements relating to data privacy, data protection, cybersecurity and/or the processing of Personal Information, including the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020, the EU 2016/679 General Data Protection Regulation and the equivalent thereof under the laws of the United Kingdom.

(ii)               “Applicable Data Protection Requirements” shall mean all (A) Applicable Data Protection Laws and (B) external policies and procedures, binding industry standards, and restrictions and requirements contained in any Contract to which the Company or any Company Subsidiary is bound, in each case, under this clause (B), relating to data privacy, data protection, cybersecurity and/or the processing of Personal Information.

(iii)             “Company Intellectual Property Rights” shall mean any and all Intellectual Property Rights that are owned, purported to be owned, used, held for use or practiced by the Company or any Company Subsidiary.

(iv)              “Company-Owned Intellectual Property Rights” shall mean any and all Intellectual Property Rights that are owned or purported to be owned, or exclusively licensed from any Person, by the Company or any Company Subsidiary.

(v)                “Company Products” shall mean each product or service developed, imported, exported, manufactured, marketed, licensed, offered, supported, sold, performed, produced, distributed or otherwise made available by or on behalf of the Company or any Company Subsidiary, including any product or service currently under development by or on behalf of the Company or any Company Subsidiary.

(vi)              “Company Registered Intellectual Property Rights” shall mean all of the Registered Intellectual Property Rights owned or purported to be owned by, or filed in the name of, the Company or any Company Subsidiary (including any of the foregoing that are jointly owned by Company or any Company Subsidiary and one or more other Persons), but excluding items that are abandoned, cancelled, expired, withdrawn, or refused.

(vii)            “Intellectual Property Rights” shall mean any and all worldwide intellectual property, intellectual property rights and related proprietary or priority rights protected, created or arising under common law, statutory law or international convention, whether registered or unregistered, including all rights in, arising out of, or associated with: (i) patents and utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof (“Patents”); (ii) trade secrets, know-how, improvements, confidential information, proprietary information, processes, specifications and inventions (whether or not patentable or reduced to practice) (“Trade Secrets”); (iii) mask works, works of authorship, copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world (together with clause (viii), “Copyrights”); (iv) domain names, social media identifiers and accounts and uniform resource locators; (v) industrial designs; (vi) registered trademarks and applications to register trademarks, trade names, brand names, trade dress, logos, common law trademarks and service marks, and related goodwill and renewals (“Trademarks”); (vii) all other rights in Technology, databases and data collections; (viii) all moral and economic rights of authors and inventors, however denominated; (ix) any similar or equivalent rights to any of the foregoing (as applicable); and (x) all past, present and future claims and causes of action arising out of or related to any infringement, misappropriation or other violation of any of the foregoing.

(viii)          “Open Source Software” shall mean any and all software that contains or is derived from any software, code or libraries that are distributed as free software or as open source software or under any licensing or distribution models similar to open source, including any software licensed under or subject to the Artistic License, the Mozilla Public License, the GNU Affero GPL, the GNU GPL, the GNU LGPL, or any other license that is defined as an Open Source License by the Open Source Initiative.

(ix)              “Patent Family” shall mean (i) all Patents in the same priority chain (i.e., all Patents that claim priority to the same non-provisional application or applications, and all Patents from which priority is claimed by the identified Patent), (ii) all corresponding foreign Patents; and (iii) all Patents that are subject to a terminal disclaimer that disclaims the term of any such Patent beyond the term of any member of the family.

(x)                “Personal Information” shall mean “personal information,” “personally identifiable information,” “personal data,” and any terms of similar import, in each case as defined under applicable Legal Requirements relating to data privacy, data protection, cybersecurity and/or the processing of such information or data.

(xi)              “Registered Intellectual Property Rights” shall mean all United States, international and foreign: (a) Patents, including all members of the Patent Families of such Patents, and Patent applications (including provisional applications); (b) registered Trademarks and applications to register Trademarks; (c) registered domain names; and (d) registered Copyrights and applications for Copyright registration.

(xii)            “Software” shall mean all computer programs, operating systems, applications systems, firmware or software code of any nature, whether operational or under development, including all object code, source code, RTL code, Gerber files, GDSII files, executable code, data files, rules, definitions or methodology derived from the foregoing, and any derivations, updates, enhancements and customizations of any of the foregoing, and any related processes, know how, APIs, user interfaces, command structures, menus, buttons and icons, flow charts, and related documentation, operating procedures, methods, tools, developers’ kits, utilities, developers’ notes, technical manuals, user manuals and other documentation thereof, including comments and annotations related thereto, whether in machine readable form, programming language or any other language or symbols and whether stored, encoded, recorded or written on disk, tape, film, memory device, paper or other media of any nature.

(xiii)          “Standard Software” shall mean generally commercially available, “off-the-shelf” or “shrink-wrapped” Software, including Software provided as a Service.

(xiv)          “Technology” shall mean algorithms, APIs, databases, data collections, diagrams, mask works, inventions, methods and processes (whether or not patentable), know-how, trade secrets, trademarks, service marks and other brand identifiers, network configurations and architectures, proprietary information, protocols, layout rules, schematics, packaging and other specifications, Software (in any form, including without limitation source code, executable code, RTL code, Gerber files and GDSII files), techniques, interfaces, verification tools, URLs, web sites, works of authorship, technical documentation, designs, bills of material, build instructions, test reports, routines, formulae, test vectors, IP cores, net lists, photomasks, lab notebooks, processes, prototypes, samples, studies, and all other forms of technology, in each case whether or not registered with a Governmental Entity or embodied in any tangible form.

(b)                Registered Intellectual Property Rights; Proceedings. Section 2.8(b) of the Company Disclosure Letter sets forth an accurate and complete list of all Company Registered Intellectual Property Rights and specifies, where applicable, the jurisdictions in which each such item of Company Registered Intellectual Property Rights has been filed, issued or registered and the names of all owners of record title. None of the Company Registered Intellectual Property Rights have been adjudged invalid or unenforceable, in whole or in part, and all Company Registered Intellectual Property Rights are valid, subsisting and, except for pending applications of any of the foregoing, enforceable. Each item of Company Registered Intellectual Property Rights is in compliance with all legal requirements and all necessary registration, maintenance and renewal fees currently due in connection with each item of Company Registered Intellectual Property Rights have been made and all necessary documents, recordations and certificates in connection with such Company Registered Intellectual Property Rights have been filed, and all other necessary actions have been taken, with the United States Patent and Trademark Office, the United States Copyright Office, the private domain name registrar or equivalent authority anywhere else in the world, as the case may be, for the purposes of prosecuting, maintaining or perfecting such Company Registered Intellectual Property Rights. No Company Registered Intellectual Property Rights have been or are now involved in any interference, reissue, re-examination, inter-partes review, post-grant review, or opposition proceeding. During the last two (2) years, no material Registered Intellectual Property Rights owned or purported to be owned by, or filed in the name of, the Company or any Company Subsidiary (including any of the foregoing that are jointly owned by Company or any Company Subsidiary and one or more other Persons), has been abandoned, cancelled, expired, finally refused, or withdrawn. The Company and each Company Subsidiary has not engaged in Patent or Copyright misuse or any fraud or inequitable conduct in connection with any Company Registered Intellectual Property Rights. The Company and each Company Subsidiary, and to the Knowledge of the Company, its patent counsel, have complied with their duty of candor and disclosure and have made no material misrepresentations in the filings submitted to the applicable Governmental Entities with respect to any Patents included in the Company Registered Intellectual Property Rights. To the Knowledge of the Company, no event or circumstance (including a failure to exercise adequate quality controls and an assignment in gross without the accompanying goodwill) has occurred or exists that has resulted in, or could reasonably be expected to result in, the abandonment of any material Trademark (whether registered or unregistered) owned, purported to be owned, used, or applied for by the Company or any Company Subsidiary. All Company Products covered by a Patent, Trademark or Copyright included in the Company Intellectual Property Rights have been marked with the notice (applicable as of the date hereof) of all nations requiring such notice in order to collect damages.

(c)                Absence of Liens; Ownership and Sufficiency of IP. Except as set out in Section 2.8(c) of the Company Disclosure Letter, the Company or a Company Subsidiary (i) is the sole and exclusive owner of, and has good and marketable title to, each item of Company-Owned Intellectual Property Rights, free and clear of any Liens, and (ii) has valid and continuing rights (pursuant to valid and enforceable written agreements) to use, sell, license and otherwise exploit, as the case may be, all other Company Intellectual Property Rights as the same are used, sold, licensed and otherwise exploited by the Company or Company Subsidiaries in the business as currently conducted. The Company Intellectual Property Rights and Technology owned, purported to be owned, used, held for use or practiced by the Company or any Company Subsidiary comprises all of the Intellectual Property Rights and Technology used or held for use in connection with the operation of the business of the Company and Company Subsidiaries as currently conducted, and there are no other Intellectual Property Rights or Technology that are material to or necessary for the operation of the business of the Company and Company Subsidiaries as currently conducted. There exist no material restrictions on the disclosure, use, license or transfer of the Company-Owned Intellectual Property Rights.

(d)                IP Agreements. All Company IP Agreements are in full force and effect, and the Company and each Company Subsidiary are in compliance with such Company IP Agreements. To the

Knowledge of the Company, all other parties to such Company IP Agreements are in compliance with such Company IP Agreements.

(e)                Neither the execution, delivery, or performance of this Agreement nor the consummation of any of the transactions or agreements contemplated by this Agreement will, with or without notice or the lapse of time, result in, or give any other Person the right or option to cause or declare, under any Contract to which the Company or a Company Subsidiary is a party: (i) a loss of, or Lien on, any Company-Owned Intellectual Property Rights; (ii) the release, disclosure, or delivery of any Company-Owned Intellectual Property Rights by or to any escrow agent or other Person; or (iii) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any Technology or Intellectual Property Right.

(f)                 No Infringement. The operation of the business of the Company and the Company Subsidiaries as such business currently is conducted does not, and Company-Owned Intellectual Property Rights and Company Products do not, infringe, violate or misappropriate, and did not in the past six (6) years infringe, violate or misappropriate, the Intellectual Property Rights of any third party. During the last six (6) years, the Company has not received any written or, to the Knowledge of Company, oral notice from any third party that the operation of the business of the Company or any Company Subsidiary, the Company-Owned Intellectual Property Rights or any act, product or service of the Company or any Company Subsidiary (including any Company Products), infringes, violates or misappropriates the Intellectual Property Rights of any third party and there are no pending or, to the Knowledge of Company, threatened allegations or claims of any of the foregoing. The Company and the Company Subsidiaries have no obligation to compensate any Person for the use of any Company-Owned Intellectual Property Rights (other than, for the avoidance of doubt, employee salaries or payments to contractors for services performed). There are no settlements, covenants not to sue, consents, judgments, or orders or similar obligations to which the Company or a Company Subsidiary is a party or subject to that (i) restrict the rights of the Company or any Company Subsidiary to use any Company-Owned Intellectual Property Rights in any manner or (ii) restrict the business of the Company or any Company Subsidiary in order to accommodate any third party’s Intellectual Property Rights.

(g)                No Third-Party Infringement. To the Knowledge of the Company, no Person is infringing, violating or misappropriating, or has infringed, violated or misappropriated, any Company-Owned Intellectual Property Rights nor has the Company or any Company Subsidiary alleged, or provided or received any notice, within the past six (6) years, that any Person is infringing, violating or misappropriating any Company-Owned Intellectual Property Rights and there are no pending or, to the Knowledge of the Company, threatened allegations or claims of any of the foregoing.

(h)                Protection of Company Intellectual Property Rights. No Trade Secret included in the Company Intellectual Property Rights has been authorized to be disclosed or has been actually disclosed by the Company or any Company Subsidiary to any Person other than pursuant to a written confidentiality contract restricting the disclosure and use thereof. The Company and each Company Subsidiary have taken reasonable steps to protect their respective rights in any Trade Secrets or other confidential information of the Company or any Company Subsidiary or of any third parties provided to the Company or the applicable Company Subsidiary, including by requiring each Person with access thereof to execute a binding confidentiality agreement. To the Knowledge of Company, no party to any such confidentiality agreement is in breach thereof. Except as would not reasonably be expected to be material to the Company, no Person who has licensed Technology or Intellectual Property Rights to the Company or any Company Subsidiary has ownership rights or license rights to derivative works or improvements made by the Company or any Company Subsidiary related to such Technology or Intellectual Property Rights.

(i)                 Employee IP Agreements. Each Person who is or was involved in the creation or development of any portion of, or would otherwise have rights in or to, any Company-Owned Intellectual Property Rights has executed a valid and enforceable written agreement with the Company or a Company Subsidiary that presently assigns to the Company or Company Subsidiary all right, title and interest in and to such Intellectual Property Rights and irrevocably waives such Person’s moral rights in such Intellectual Property Rights (each such agreement, an “IP Assignment Agreement”). No current or former shareholder, director, consultant, contractor or employee of the Company or any Company Subsidiary (i) has any claim, right (whether or not currently exercisable, but excluding rights to use Company-Owned Intellectual Property Rights solely to provide services for the benefit of the Company or a Company Subsidiary pursuant to a written consulting or independent contractor agreement), or ownership interest in any Company-Owned Intellectual Property Rights or has excluded any Intellectual Property Rights from their IP Assignment Agreement, or (ii) has been named as an inventor on any Patent owned or purported to be owned by, or filed in the name of, or any pending Patent application by, the Company or any Company Subsidiary for any device, process, design or invention now used by the Company or any Company Subsidiary in the furtherance of their respective businesses, except for devices, processes, designs and inventions that have been assigned to the Company or a Company Subsidiary.

(j)                 Open Source. The Company and Company Subsidiaries are in compliance with the terms and conditions of all licenses for any Open Source Software incorporated into, linked, distributed or provided with, or used to develop, distribute or provide, the Company Products. The Company and Company Subsidiaries have not (i) incorporated Open Source Software into, or combined or linked Open Source Software with, any Company Products, (ii) distributed Open Source Software in conjunction with any Company Products, or (iii) used Open Source Software to develop, distribute or provide any Company Products, in such a way that, with respect to the foregoing clauses (i) through (iii): (A) requires the Company or any Company Subsidiary to (1) disclose or make available any Software owned or purported to be owned by the Company or a Company Subsidiary (“Company-Owned Software”) in source code form, (2) license or make available any Company-Owned Software or Company-Owned Intellectual Property Rights for the purpose of creating derivative works, or (3) distribute the source code of any Company-Owned Software free of charge; or (B) grants, or purports to grant, to any third party, any rights or immunities under any Company-Owned Intellectual Property Rights.

(k)                Software Escrow. The Company and Company Subsidiaries have not delivered, licensed or disclosed, and no event has occurred and no circumstance or condition exists that (with or without notice or lapse of time) will or could reasonably be expected to result in the delivery, license, or disclosure of (or the obligation to do any of the foregoing), any source code for any Company-Owned Software to any Person who is not, as of the date of this Agreement, an employee, consultant, or independent contractor of the Company or a Company Subsidiary involved in the development or maintenance of the Company Products and subject to a written non-disclosure or confidentiality agreement in favor of the Company or the applicable Company Subsidiary. The consummation of the transactions contemplated by this Agreement will not trigger the release of any such source code.

(l)                 Company Products. All Company Products: (i) comply in all material respects with all applicable Legal Requirements and industry standards; and (ii) materially conform to all applicable contractual commitments, express and implied warranties (to the extent not subject to legally effective express exclusions thereof), representations and claims in packaging, labeling, advertising, and marketing materials, and applicable specifications, user manuals, training materials, and other published documentation. No Company Product contains any bug, defect, or error that materially adversely affects, or could reasonably be expected to materially adversely affect, the security, functionality, or performance of such Company Product.

(m)              Company Software. No Software used or held for use in the operation of the Company’s or any Company Subsidiary’s business as currently conducted, including in or for the Company Products (“Company Software”) contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or facilitating, any of the following functions: (i) disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed, or (ii) compromising the data privacy or cybersecurity of a user or damaging or destroying any data or file without the user’s consent (collectively, “Malicious Code”). The Company and each Company Subsidiary implements industry standard measures designed to prevent the introduction of Malicious Code into Company Software, including firewall protections and regular virus scans.

(n)                Funding Sources. No government funding, facilities or personnel of a university, college, other educational institution or research center or funding from governmental or academic third parties was used in the creation or development of any Company-Owned Intellectual Property Rights.

(o)                Standards Organizations. Neither the Company nor any Company Subsidiary is or ever was a member of, or a contributor to, any industry standards body or similar organization that could require or obligate the Company or any such Company Subsidiary to grant or offer to any other Person any license or right to any Company-Owned Intellectual Property Rights.

(p)                IT Systems. The computers, software, firmware, middleware, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and other information technology assets and equipment, owned, controlled, licensed or leased by the Company and Company Subsidiaries (the “Company IT Systems”): (i) have not materially malfunctioned or failed within the past three (3) years; (ii) operate and perform materially in accordance with their documentation and functional specifications; and (iii) are adequate and sufficient for the operations of the Company and Company Subsidiaries. The Company and the Company Subsidiaries have taken commercially reasonable measures consistent with current industry standards designed to protect the confidentiality, integrity and security of the Company IT Systems (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption. Except as would not reasonably be expected to be material to the Company, to the Knowledge of the Company, there has been no breach, or unauthorized use, access, interruption, modification, corruption or other compromise of any of the Company IT Systems (or any information or transactions stored or contained therein or transmitted thereby).

(q)                Effect of Transaction. Except as set forth on Section 2.8(q) of the Company Disclosure Letter, as of immediately following the Closing, the Company and Company Subsidiaries will own or have the same rights in the Company Intellectual Property Rights that the Company and Company Subsidiaries had immediately prior to the Closing, free and clear of all Liens without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company or Company Subsidiaries would otherwise have been required to pay absent the transactions contemplated hereunder. The consummation of the transactions contemplated hereunder will not encumber any of the Intellectual Property Rights licensed or owned by Parent or any of its Affiliates.

(r)                 Data Privacy. The Company and the Company Subsidiaries have at all times complied, and are currently in compliance, in all material respects with all Applicable Data Protection Requirements. No Action is pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary by any Person alleging a violation of any Applicable Data Protection Requirement or such Person’s privacy, personal or confidentiality rights. The Company and the Company Subsidiaries have (i) implemented and maintain commercially reasonable technical and organizational measures consistent with current industry standards designed to protect all Personal Information in their possession or control against a breach, or unauthorized use, access, exfiltration, destruction, alteration, disclosure, loss, theft, interruption, modification or corruption, thereof (each, a “Data Breach”) and (ii) used commercially reasonable efforts to ensure that, to the extent required by Applicable Data Protection Requirements, service providers, data processors and other third parties that process any material Personal Information on behalf of the Company or any Company Subsidiary are bound by valid, written and enforceable agreements including any terms required by Applicable Data Protection Laws and requiring such third parties to comply with Applicable Data Protection Laws and to maintain the privacy, security and confidentiality of such Personal Information. To the Knowledge of the Company, there has been no Data Breach with respect to any Personal Information in the Company’s or any Company Subsidiary’s possession or control and the Company and the Company Subsidiaries have not been required under any Applicable Data Protection Requirement to provide any notice to any Governmental Entity or Person in connection with any Data Breach. To the Knowledge of the Company, provided Buyer uses Personal Information in the same manner as the Company and the Company Subsidiaries prior to the Closing, the consummation of the transactions contemplated by this Agreement will not breach in any material respect any Applicable Data Protection Requirement.

2.9               Compliance; Permits.

(a)                Compliance. Neither the Company nor any Company Subsidiary is in conflict with, or in default or in violation of, any Legal Requirement applicable to such entity or by which such entity or its businesses or properties is bound or affected, except (i) for those conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to be material to the Company or prevent the consummation of the Merger and (ii) for Legal Requirements related to Taxes, Intellectual Property Rights, employee benefits, labor and employment matters, Environmental Laws and payments to foreign governments, which are the subjects of Sections 2.7, 2.8, 2.12, 2.13, 2.15 and 2.21, respectively. No investigation or review by any Governmental Entity is pending or, to the Knowledge of the Company, has been threatened, against the Company or any Company Subsidiary. There is no judgment, injunction, order or decree binding upon the Company or any Company Subsidiary which has or would reasonably be expected to be material to the Company.

(b)                Permits. The Company and the Company Subsidiaries hold, to the extent legally required, all permits, licenses, variances, clearances, consents, commissions, franchises, exemptions, orders and approvals from Governmental Entities (collectively, “Permits”) that are necessary to the current operation of the business of the Company and the Company Subsidiaries (collectively, “Company Permits”). No loss, suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened. The Company and each Company Subsidiary is in compliance in all material respects with the terms of the Company Permits. No Permit has been revoked, cancelled, terminated, rescinded, adversely modified or been subject to a refusal to renew during the past three (3) years.

(c)                International Trade Laws.

(i)                 The Company, the Company Subsidiaries, and their respective directors, officers, employees, representatives, and agents are, and have been for the last five (5) years, in compliance with International Trade Laws; and the Company and the Company Subsidiaries have not in the last five (5) years received notice that any of the Company and the Company Subsidiaries or their respective officers or directors is (A) not in compliance with International Trade Laws, or (B) otherwise under investigation for a potential violation of International Trade Laws.

(ii)               (A) None of the Company, the Company Subsidiaries, or their respective directors, officers, employees, representatives, or agents has engaged within the past five (5) years in, or is now engaging in, directly or indirectly, any unlawful dealings or transactions in a Sanctioned Country or with or involving a Sanctioned Person, and (B) none of the Company, the Company Subsidiaries, or any director, manager, officer or employee thereof, is or has been during the past five (5) years a Sanctioned Person.

(iii)             The Company, the Company Subsidiaries, and their respective officers, directors or employees or other Persons acting on their behalf have not (A) violated any applicable provision of the Foreign Corrupt Practices Act of 1977, as amended, or any other applicable anti-corruption or anti-bribery Legal Requirements (collectively, “Anti-Corruption Laws”), (B) paid, or offered, promised or authorized payment of, money or any other thing of value to any Governmental Entity or official, political party (or official thereof), candidate for political office, employee of a state-owned enterprise or official of an international organization (each, a “Government Person”) in violation of applicable Anti-Corruption Laws for the purpose of influencing, directly or indirectly through another Person, any act, omission or decision of such Government Person in an official capacity so that the Company or any of the Company Subsidiaries might secure any advantage, obtain or retain business or direct business to any Person, or (iii) accepted or received any contributions, payments, gifts or expenditures that was unlawful. In the past five (5) years, the Company and the Company Subsidiaries have complied in all material respects with the applicable provisions of the U.S. Bank Secrecy Act and PATRIOT Act, and other applicable anti-money laundering Legal Requirements. In the past five (5) years, neither the Company nor any of the Company Subsidiaries has made any voluntary or involuntary disclosure to any Governmental Entity, received any written notice or inquiry, or internal or external allegation, or conducted any investigation or audit in connection with any actual or potential violation of any applicable Anti-Corruption Laws. Each of the Company and the Company Subsidiaries utilizes controls procedures and an internal accounting controls system sufficient to provide reasonable assurances that violations of applicable Anti-Corruption Laws or anti-money laundering Legal Requirements will be prevented and detected.

2.10           Litigation. There are no, and for the past three (3) years there have been no, Actions pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary, or any material property or asset of the Company or the Company Subsidiaries, or any of the officers of the Company or the Company Subsidiaries (in their capacity as such). There are no Actions pending that seek to restrain or enjoin the consummation of the transactions contemplated hereby. There is no, and for the past three (3) years there has been no, outstanding order, writ, judgement, ruling, injunction, decree, determination or award of, or pending or, to the Knowledge of the Company, threatened investigation or inquiry by, any Governmental Entity relating to the Company or any Company Subsidiary, any of its properties or assets, any of its officers or directors (in their capacity as such), or the transactions contemplated by this Agreement. There are no material Actions by the Company or any Company Subsidiary pending, or which the Company or any Company Subsidiary has commenced preparations to initiate, against any other Person.

2.11           Brokers’ and Finders’ Fees. Except for fees payable to an engagement letter with Barclays Capital Inc., the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

2.12           Employee Benefit Plans.

(a)                Schedule. Section 2.12(a) of the Company Disclosure Letter sets forth a true and complete list of each material Company Benefit Plan. “Company Benefit Plan” means (i) each

“employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and (ii) each plan, policy, agreement or other arrangement involving direct or indirect compensation or benefits (other than statutory workers’ compensation, statutory, unemployment compensation and other mandatory government programs), employment, severance, change in control, retention, consulting, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits, fringe benefits, perquisites, deferred compensation, profit-sharing, bonuses (including transaction bonuses), stock options, stock appreciation rights, equity-based compensation, or other forms of incentive compensation, post-employment insurance benefits, or other benefits, that is entered into, maintained or contributed to by the Company or any Company Subsidiary, or with respect to which the Company or a Company Subsidiary has or may in the future have any liability (contingent or otherwise) with respect to any current or former employee, consultant or director (each, an “Employee”).

(b)                Benefit Plan Compliance.

(i)                 Each Company Benefit Plan has been, in all material respects, administered and operated in accordance with its terms and with the applicable provisions of ERISA, the Code and all other applicable Legal Requirements. No Company Benefit Plan, fiduciary of any Company Benefit Plan or administrator of any Company Benefit Plan has taken any action, or failed to take any action, which action or failure could subject the Company to any material liability for breach of any fiduciary duty, or for any prohibited transaction (as defined in Section 4975 of the Code), with respect to or in connection with any Company Benefit Plan. Each Company Benefit Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either received a favorable determination, opinion, notification or advisory letter from the IRS as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has remaining a period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such a letter and make any amendments necessary to obtain a favorable determination as to its qualified status, and to the Knowledge of the Company, there are no facts or circumstances that would reasonably be likely to adversely affect the qualified status for any such Company Benefit Plan.

(ii)               The Company has delivered or made available to Parent the following documents with respect to each Company Benefit Plan (to the extent applicable): (1) copies of all documents embodying such Company Benefit Plan and all related trust, (2) the most recent summary plan description together with the summary or summaries of material modifications thereto, (3) the most recent Internal Revenue Service (“IRS”) or Department of Labor determination, opinion, notification and advisory letters, (4) the most recent financial statements and actuarial or other valuation reports prepared (if any), and the annual report (Form Series 5500 and all schedules attached thereto), and (5) all material administrative service agreements, group annuity Contracts, and group insurance Contracts.

(iii)             No action, suit or claim (excluding claims for benefits incurred in the ordinary course) has been brought or is pending or, to the Knowledge of the Company, threatened against or with respect to any Company Benefit Plan, and (y) there are no audits, inquiries or proceedings pending or, to the Knowledge of the Company, threatened by any Governmental Entity with respect to any Company Benefit Plan.

(c)                Defined Benefit, Multiple Employer and Multiemployer Plans. At no time in the past six years has the Company, a Company Subsidiary or any other person or entity that, together with the Company or a Company Subsidiary, would be deemed a “single employer” (within the meaning of Section 414(b), (c), (m) or (o) of the Code) maintained or contributed to, any (i) plan subject to Title IV of ERISA, (ii) multiemployer plan (as defined in Section 3(37) of ERISA), or (iii) “multiple employer plan” (as defined in Section 413 of the Code).

(d)                Continuation Coverage. No Company Benefit Plan provides health benefits (whether or not insured), with respect to Employees after retirement or other termination of service other than (1) coverage mandated by Part 6 of Title I of ERISA or Section 4980B of the Code, (2) retirement or death benefits under any plan intended to be qualified under Section 401(a) of the Code, (3) disability benefits that have been fully provided for by insurance under a Company Benefit Plan that constitutes an “employee welfare benefit plan” within the meaning of Section (3)(1) of ERISA, or (4) benefits in the nature of severance pay with respect to one or more of the employment agreements set forth on Section 2.12(a) of the Company Disclosure Letter.

(e)                Effect of Transaction; Section 280G. The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event, which event in and of itself would not by itself trigger such entitlement or acceleration) result in any material payment or material increase in the amount of payment, acceleration of vesting, forgiveness of indebtedness, or obligation to fund benefits with respect to any Employee, or limit the Company’s right to amend, modify, or terminate any Company Benefit Plan. There is no Contract or arrangement with an Employee to which the Company is a party as of the date of this Agreement, that would reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Section 280G of the Code.

(f)                 Section 409A. With respect to each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code), such plan has been operated in all material respects in compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder so as to avoid the imposition of any tax, interest or penalty thereunder. Neither the Company nor any Company Subsidiary has any liability or obligation to pay or reimburse any taxes, or related penalties or interest, that may be incurred pursuant to Section 4999 of the Code or Section 409A of the Code.

(g)                Foreign Benefit Plans. Each Company Benefit Plan that is governed by the laws of any jurisdiction other than the United States or provides compensation or benefits to any employee or former employee of any Group Company (or any dependent thereof) who resides outside of the United States (each a “Foreign Benefit Plan”) is set forth on Section 2.12(g) of the Company Disclosure Letter. With respect to each Foreign Benefit Plan, (i) such Foreign Benefit Plan has been maintained, funded and administered in material compliance with applicable laws and the requirements of such Foreign Benefit Plan’s governing documents, and (ii) such Foreign Benefit Plan has obtained from the Governmental Entity having jurisdiction with respect to such Foreign Benefit Plan any required determinations, if any, that such Foreign Benefit Plan is in compliance in all material respects with the applicable laws and regulations of the relevant jurisdiction.

(h)                Company Bonus Plan. No current or former service provider, employee, officer or director has, individually or in the aggregate, received any award, allocation or communication with respect to, payment or notice of payment, or has any outstanding right, claim or entitlement to payment of any kind under the Company Employee Participation Plan.

2.13           Labor and Employment Matters. Neither the Company nor any Company Subsidiary is a party to any collective bargaining agreement or union Contract with respect to Employees and no collective bargaining agreement is being negotiated by the Company or any Company Subsidiary. There is no labor dispute, strike or work stoppage against the Company or any Company Subsidiary pending or, to the Knowledge of the Company, threatened in writing which would have a Company Material Adverse

Effect. To the Knowledge of the Company, neither the Company nor any Company Subsidiary has committed any material unfair labor practice in connection with the operation of the business of the Company and the Company Subsidiaries, taken as a whole. There are no actions, suits, claims, labor disputes or grievances pending, or, to the Knowledge of the Company, threatened in writing relating to any labor, safety or discrimination matters involving any Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in a Company Material Adverse Effect. To the Knowledge of the Company, neither the Company nor any Company Subsidiary has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. The Company and the Company Subsidiaries are in compliance with all applicable Legal Requirements respecting employment, employment practices, terms and conditions of employment, employee safety and wages and hours, except where non-compliance would not result in a Company Material Adverse Effect.

2.14           Title to Properties. Neither the Company nor any Company Subsidiary owns any real property. Section 2.14 of the Company Disclosure Letter sets forth a list of all real property currently leased by the Company and the Company Subsidiaries. All such current leases are in full force and effect, and there is not, to the Company’s Knowledge, under any of such leases, any existing material default or event which with notice or lapse of time, or both, would constitute a material default. The Company or the applicable Company Subsidiary has good, marketable and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Liens.

2.15           Environmental Matters.

(a)                Environmental Compliance. The Company and the Company Subsidiaries are in material compliance with all Environmental Laws, which compliance includes the possession by the Company or the applicable Company Subsidiary of all material governmental permits and other governmental authorizations required under Environmental Laws and material compliance with the terms and conditions thereof. Neither the Company nor any Company Subsidiary has received any notice or other communication that alleges that any such entity is not in compliance with, or is liable under or been party to any suits under any Environmental Law. Section 2.15 of the Company Disclosure Letter sets forth a list of all material Environmental Permits held by the Company and each of the Company Subsidiaries. Such Environmental Permits constitute all the material licenses and permits required under the Environmental Laws in connection with the conduct of the business of Company and the Company Subsidiaries.

(b)                Environmental Laws. For purposes of this Agreement: (i) “Environmental Law” means any federal, state or local statute, law, regulation, guideline, rule, standard or other legal requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation concerning the emissions, discharges, releases or threatened releases of Materials of Environmental Concern or otherwise concerning the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern; (ii) “Materials of Environmental Concern” means chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other substance that is currently regulated by an Environmental Law; and (iii) “Environmental Permit” shall mean any Permit issued, granted or required under Environmental Laws.

2.16           Material Contracts. Section 2.16 of the Company Disclosure Letter sets forth an accurate list of all Company Material Contracts as of the date hereof. Each Company Material Contract is a valid and binding obligation of the Company or the applicable Company Subsidiary and, to the Company’s

Knowledge, the other party thereto, is in full force and effect and is enforceable by the Company or the applicable Company Subsidiary and, to the Company’s Knowledge, each other party thereto, in accordance with its terms, except (a) to the extent it has previously expired in accordance with its terms or been terminated or (b) as may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect which affect creditors’ rights generally, or (ii) legal and equitable limitations on the availability of specific remedies. Neither the Company nor any Company Subsidiary has violated any provision of, is not in material default under or in material breach of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Company Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. The Company has not received any notice from any counterparty to any Company Material Contract of such party’s intention to terminate, not renew, cancel, materially decrease its business with the Company or make any claims for damages or indemnification thereunder.

2.17           Board Approval. The Company Board has unanimously (i) adopted and approved this Agreement and the Merger, (ii) determined the Merger is advisable and in the best interest of the Company Stockholders and (iii) recommended that the Company Stockholders approve this Agreement and the Merger.

2.18           Interested Party Transactions. Neither the Company nor any Company Subsidiary is indebted to any current director, officer or Employee of such entity (except for current amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses), and no such Person is indebted to the Company or any Company Subsidiary. To the Knowledge of the Company, no current officer, director or stockholder holding more than five percent (5%) of the Capital Stock owns or holds, directly or indirectly, any interest in (excepting holdings solely for passive investment purposes of securities of publicly held and traded entities constituting less than five percent (5%) of the equity of any such entity), or is an officer, director or employee of any Person that is a direct competitor, lessor, lessee, customer or supplier of the Company.

2.19           Insurance. The Company and the Company Subsidiaries have insurance policies of the type and in the amounts customarily carried by Persons conducting businesses similar to that of the Company and the Company Subsidiaries. Section 2.19 of the Company Disclosure Letter contains a list of the material insurance policies maintained by the Company and the Company Subsidiaries (other than Company Benefit Plans). All premiums due and payable under each such policies have been paid, all such policies are in full force and effect and the Company and the Company Subsidiaries are otherwise in material compliance with the terms of such policies. Neither the Company nor any Company Subsidiary has received any notice of cancellation or non-renewal of any such policies from any of its insurance carriers. The Company has given notice to the applicable insurer of all insured claims. There are no claims by the Company or any Company Subsidiary pending under any such insurance policies as to which coverage has been denied by the insurers thereof and, to the Knowledge of the Company, neither the Company nor any Company Subsidiary has made a claim under any insurance policy, which claim, in and of itself, would reasonably be expected to cause a material increase in the rates of insurance for the Company or the applicable Company Subsidiary. To the Knowledge of the Company, no insurer on any insurance policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

2.20           Minute Books. The minute books of the Company made available to Parent contain an accurate in all material respects summary of all meetings of directors, committees and stockholders and all actions by written consent for the five year period prior to the date of this Agreement.

2.21           Suppliers. Section 2.21 of the Company Disclosure Letter sets forth a list of the top ten (10) suppliers of the Company and the Company Subsidiaries, taken together (determined by the amount of total accounts payable) (a) for the fiscal year ended December 31, 2022 and (b) for the three (3) month period ended March 31, 2023. None of these suppliers have notified the Company or any Company Subsidiary of their intent to cease or adversely or materially modify or reduce the scope of their supply relationships with the Company or any Company Subsidiary. None of these suppliers have provided notice or otherwise indicated to the Company or any Company Subsidiary of their intent to let lapse or not to renew their current Contract(s) with the Company or the applicable Company Subsidiary upon the expiration of the current Contract term. To the Company’s Knowledge, none of these suppliers are or will be the subject of any voluntary or involuntary bankruptcy, solvency or other similar proceeding.

2.22           Transactions with Affiliates. Except as set forth in Section 2.22 of the Company Disclosure Letter, none of the Company Stockholders, the Company or any Company Subsidiary or any director or officer thereof, or any individual in any such director’s or officer’s immediate family: (a) has, or during the last three (3) fiscal years has had, any direct or indirect ownership or other interest in (i) any Person that is a customer, distributor, supplier, lessor, lessee, debtor, creditor or competitor of the Company, except that Company Stockholders or any director or officer of the Company or any Company Subsidiary, or any individual in any such director’s or officer’s immediate family may own stock in (but not exceeding 2% of the outstanding capital stock of) publicly traded companies that may compete with the Company or (ii) any material property or asset that is owned or used by the Company; (b) is, or during the last three (3) fiscal years has been, a party to any material agreement or transaction with the Company or any of the Company Subsidiaries or been involved in any material business arrangement or relationship with the Company or any of the Company Subsidiaries; (c) is, or during the last three (3) fiscal years was, a director, officer or Employee of any Person that is a customer, distributor, supplier, lessor, lessee, debtor, creditor or competitor of the Company or any of the Company Subsidiaries; or (d) has any claim or cause of action against the Company or any of the Company Subsidiaries or any of their respective assets or properties (any of the foregoing, an “Affiliate Transaction”). Except as set forth in Section 2.22 of the Company Disclosure Letter, there is no outstanding Indebtedness of any current or former director, officer or Employee of the Company or any of their Affiliates owing to the Company or the Company Subsidiaries.

2.23           Rusnano Transactions. (a) The Company and Company Subsidiaries are not subject to any restrictions in connection with, and no licenses or other rights have been granted by or on behalf of or to the Company or any Company Subsidiaries under, the Rusnano Loan, Rusnano Joint Venture or any Rusnano License and Supply Agreements, and no licenses or other rights have been granted by Crocus Nano Electronics LLC or the Joint Stock Company “Rusnano” or any of their respective Affiliates to the Company or any Company Subsidiaries or by the Company or any Company Subsidiaries to Crocus Nano Electronics LLC or the Joint Stock Company “Rusnano” or any of their respective Affiliates, in each case of the foregoing that remain in effect, and (b) the Company and Company Subsidiaries do not have any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, incurred and arising out of or in connection with, or pertaining to, the Rusnano Loan, the Rusnano Joint Venture or any Rusnano License and Supply Agreements, or otherwise to Crocus Nano Electronics LLC or the Joint Stock Company “Rusnano”, in each case of the foregoing except for executory obligations under the Rusnano Loan, the Rusnano Joint Venture or any Rusnano License and Supply Agreements.

2.24           Defense Production Act. For purposes of Section 721 of the Defense Production Act of 1950, as amended, 50 U.S.C. § 4565 and the regulations promulgated thereunder, 31 C.F.R. Part 800, none of the Company or Company Subsidiaries nor their respective businesses (i) produces, designs, tests, manufactures, fabricates, or develops “critical technologies” as that term is defined in 31 C.F.R. § 800.215; (ii) performs the functions as set forth in column 2 of Appendix A to 31 C.F.R. part 800 with respect to covered investment “critical infrastructure”; or (iii) maintains or collects, directly or indirectly,

“sensitive personal data” as that term is defined in 31 C.F.R. § 800.241; and, therefore, in turn, none of the Company or Company Subsidiaries is a “TID U.S. business” within the meaning of 31 C.F.R. § 800.248.

2.25           No Other Representations or Warranties; Disclosure. Except for the representations and warranties of the Company expressly set forth in this Agreement, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company, any of the Company Subsidiaries or otherwise, in each case in respect of the Company, any Company Subsidiary, the business of any such entity, any of their respective assets and liabilities or otherwise. EXCEPT AS SET FORTH IN THIS Article II, THE COMPANY MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED (INCLUDING THOSE REFERRED TO IN THE UNIFORM COMMERCIAL CODE OR IN ANY STATUTE OR RULE OF LAW THAT CAN BE LIMITED OR WAIVED AND WOULD OTHERWISE BE APPLICABLE TO REAL PROPERTY), AND THE ASSETS AND BUSINESS OF THE COMPANY AND THE COMPANY SUBSIDIARIES SHALL BE DEEMED TO BE “AS IS, WHERE IS” ON THE CLOSING DATE, AND IN THEIR THEN PRESENT CONDITION, AND PARENT SHALL RELY UPON ITS OWN EXAMINATION THEREOF. IN ANY EVENT, THE COMPANY MAKES NO WARRANTY OF MERCHANTABILITY, SUITABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR QUALITY, WITH RESPECT TO ANY OF THE TANGIBLE ASSETS OF THE COMPANY OR ANY COMPANY SUBSIDIARY, OR AS TO THE CONDITION OR WORKMANSHIP THEREOF OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, OTHER THAN AS MAY BE SPECIFICALLY PROVIDED IN THIS Article II. Notwithstanding anything to the contrary contained herein or therein, nothing in this Agreement will operate to limit any claim by Parent or its Affiliates, officers, directors, employees or agents (x) for breach of any covenant and agreement contained herein that by its terms contemplates performance in whole or in part at or after the Closing, (y) for Fraud and (z) under the R&W Insurance Policy.

Article III
REPRESENTATIONS AND WARRANTIES OF PARENT
AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as follows:

3.1               Organization; Standing and Power. Each of Parent, Merger Sub and Guarantor (i) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and (iii) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not prevent or delay the Closing or prevent or delay or materially impair the ability of Parent, Merger Sub or Guarantor to satisfy the conditions precedent to the Merger or to timely consummate the Merger and the other transactions contemplated by this Agreement, including making the cash payments and assuming certain equity awards as contemplated hereby (a “Parent Material Adverse Effect”).

3.2               Authority. Each of Parent, Merger Sub and Guarantor has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent, Merger Sub and Guarantor and no other corporate proceedings on the part of Parent, Merger Sub and Guarantor are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only to the approval and adoption of this Agreement by Parent as Merger Sub’s sole stockholder and the filing of the Certificate of Merger pursuant to Delaware Law. This Agreement has been duly executed and delivered by Parent, Merger Sub and Guarantor and, assuming due execution and delivery by the Company, constitutes a valid and binding obligation of Parent, Merger Sub and Guarantor, enforceable against Parent, Merger Sub and Guarantor in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect which affect creditors’ rights generally, or (ii) legal and equitable limitations on the availability of specific remedies.

3.3               Non-Contravention; Necessary Consents.

(a)                The execution and delivery of this Agreement by Parent, Merger Sub and Guarantor does not, and performance of this Agreement by Parent (including all the transactions set forth herein) will not: (i) conflict with or violate the certificate of incorporation, bylaws or other similar organizational documents of Parent, Merger Sub or the Guarantor; (ii) conflict with or violate any material Legal Requirement applicable to Parent, Merger Sub or Guarantor or by which Parent, Merger Sub or Guarantor or any of their respective properties is bound or affected; or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or materially impair Parent’s or Guarantor’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, material amendment, acceleration or cancellation of, or result in the creation of a material Lien on any of the properties or assets of Parent or Guarantor pursuant to, any Contract to which Parent or Guarantor is a party the termination or breach of which would have a Parent Material Adverse Effect.

(b)                No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity or listing exchange is required to be obtained or made by Parent or Guarantor in connection with the execution and delivery of this Agreement or the consummation of the Merger and all other transactions contemplated hereby, except for the Necessary Consents.

3.4               Litigation. There are no Actions pending or, to the Knowledge of Parent, threatened in writing against Parent or Merger Sub, before any Governmental Entity that seeks to restrain or enjoin the consummation of the transactions contemplated hereby or which would, either singularly or in the aggregate with all such claims, actions or proceedings, have a Parent Material Adverse Effect.

3.5               Availability of Funds. Parent will have available at the Closing the financial capability and adequate available cash necessary and sufficient to consummate the transactions contemplated by this Agreement and to satisfy any other amounts required to be paid by Parent under this Agreement and any other agreements contemplated by this Agreement to which Parent is a party, as and when payable.

3.6               Solvency. Parent, Merger Sub and Guarantor (a) are and shall be able to pay their respective debts as they become due; (b) own property which has a fair saleable value greater than the amounts required to pay their respective debts and contractual obligations (including under this Agreement and including a reasonable estimate of the amount of all contingent liabilities); and (c) have and shall have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Surviving Corporation or its subsidiaries.

3.7               Interim Operations of Merger Sub. Merger Sub has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement. Merger Sub has no liabilities and is not a party to any agreement other than this Agreement.

3.8               No Other Representations. Except for the representations and warranties of Parent and Merger Sub expressly set forth in this Agreement, neither the Parent, the Merger Sub nor any other Person makes any other express or implied representation or warranty on behalf of the Parent or Merger Sub, in each case in respect of Parent, Merger Sub, the business of any such entity, any of their respective assets and liabilities or otherwise.

3.9               Independent Investigation. In making the decision to enter into this Agreement and to consummate the transactions contemplated hereby, other than reliance on the representations, warranties, covenants and obligations of the Company set forth in this Agreement, Parent and Merger Sub have relied solely on their own independent investigation, analysis and evaluation of the Company and its Capital Stock. Parent confirms to the Company that Parent is sophisticated and knowledgeable in both the industry and the business of the Company and the Company Subsidiaries and is capable of evaluating the matters set forth above.

Article IV
CONDUCT OF BUSINESS PRIOR TO THE EFFECTIVE TIME

4.1               Conduct of Business by the Company.

(a)                Ordinary Course. During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall, and shall cause the Company Subsidiaries to, except as set forth in Section 4.1 of the Company Disclosure Letter, as otherwise expressly contemplated by this Agreement or to the extent that Parent shall otherwise consent in writing (which consent may include electronic transmission, and which shall not be unreasonably withheld, conditioned or delayed), (i) carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in material compliance with all applicable laws and regulations, (ii) pay its debts and taxes when due, pay or perform its other material obligations when due, and (iii) use commercially reasonable efforts to preserve, protect and maintain intact its assets, properties and present business organizations relating to the Company or any of the Company Subsidiaries and preserve, protect and maintain the Company’s material business relationships.

(b)                Required Consent. In addition, without limiting the generality of Section 4.1(a), except as permitted or contemplated by the terms of this Agreement or as provided in Section 4.1(b) of the Company Disclosure Letter, without the prior written consent of Parent (which consent may include electronic transmission, and which shall not be unreasonably withheld, conditioned or delayed), during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall not, and shall cause the Company Subsidiaries not to, do any of the following after the date of this Agreement:

(i)                 cause or permit any amendments to the Company Charter Documents or the Company Subsidiary Charter Documents;

(ii)               adopt, or permit a Company Subsidiary to adopt, a plan of complete or partial liquidation or dissolution;

(iii)             declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any Capital Stock or split, combine or reclassify any Capital Stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any Capital Stock; provided that, the Company may declare, set aside and/or pay cash dividends on shares of its Capital Stock in the ordinary course of business if, after the payment thereof, the Company has sufficient cash and cash equivalents to pay its Closing Indebtedness;

(iv)              purchase, repurchase, redeem or otherwise acquire, directly or indirectly, any shares of its Capital Stock, except repurchases of shares in connection with the termination of the employment relationship with any Employee pursuant to stock option or purchase agreements in effect on the date hereof, or pursuant to the exercise by any Employee of the right to sell shares to the Company pursuant to any written agreement with the Company in effect on the date hereof;

(v)                effect a recapitalization, reclassification, equity split or like change in the capitalization of the Company and the Company Subsidiaries or enter into any agreement with respect to voting of Capital Stock;

(vi)              issue, grant, deliver, sell, authorize, pledge, transfer, dispose or otherwise encumber any shares of Capital Stock (other than the issuance of shares pursuant to the exercise or payment of any Company equity awards outstanding as of the date hereof), or any securities convertible into shares of Capital Stock, or subscriptions, rights, warrants or options to acquire any shares of Capital Stock or any securities convertible into shares of Capital Stock, or enter into other agreements or commitments of any character obligating it to issue any such securities or rights;

(vii)            establish a new or additional stock option plan;

(viii)          acquire or agree to acquire, or cause a Company Subsidiary to acquire or agree to acquire, by merging or consolidating with, or by purchasing any equity or voting interest in or a portion of the assets of, or by any other manner, any business or any Person or division thereof;

(ix)              make any material change in the lines of business in which the Company and the Company Subsidiaries are engaged;

(x)                make or agree to make any capital expenditures, capital additions or capital improvements requiring payment of an amount, individually or in the aggregate, in excess of $250,000 in any calendar month;

(xi)              enter into, modify, amend or terminate, or waive any material rights under (i) any Company Material Contracts pursuant to which the Company, the Company Subsidiaries, or any other party thereto has material continuing obligations, rights or interest, (ii) any intellectual property license pursuant to which the Company, the Company Subsidiaries or any other party thereto has, or will have, material continuing obligations, rights or interests, in each case outside the ordinary course of business, (iii) any agreement pursuant to which any party is granted manufacturing, marketing, research, development, similar rights of any type or scope;

(xii)            transfer, sell, lease, exclusively license, guarantee, mortgage, pledge, encumber or otherwise transfer, dispose of or create or incur any Lien on, or cause any Company Subsidiary to transfer, sell, lease, exclusively license, guarantee, mortgage, pledge, encumber or otherwise transfer, dispose of or create or incur any Lien on, any properties, securities, interests, businesses, or assets, except for (x) sales of obsolete assets with de minimis or no book value and (y) sales of inventory or licenses of Company products or services in the ordinary course of business;

(xiii)          notwithstanding anything in this Section 4.1(b) to the contrary, transfer or license from any Person any rights to any Technology (other than Standard Software), or sell, lease, assign, transfer, license or sublicense to any Person any rights to, or create or incur any Lien on, any

Company Intellectual Property Rights, other than non-exclusive licenses to customers in the ordinary course of business consistent with past practice, or otherwise fail to take any action necessary to maintain, enforce or protect any Company Intellectual Property Rights;

(xiv)          notwithstanding anything in this Section 4.1(b) to the contrary, dispose of, abandon, permit to lapse any rights in, to or for the use of any Company Registered Intellectual Property Rights, or permit to enter into the public domain any material Trade Secrets included in the Company Intellectual Property Rights;

(xv)            make any loans, advances, guarantees for the benefit of, or capital contributions to, or investments in, any other Person, other than to Company Subsidiaries and other than employee loans or advances made in the ordinary course of business or form any subsidiary;

(xvi)          except as required by GAAP, make any change to its Tax methods or principles of accounting or any change in its cash management practices (including with respect to accounts receivable and accounts payable) or make any write down in the value of its assets;

(xvii)        make or change any entity classification or other material Tax election or material method of Tax accounting, settle or compromise any audit, assessment or other proceeding relating to Taxes, file any Tax Return outside the ordinary course of business or any amended Tax Return, consent to an extension or waiver of the statute of limitations period with respect to any Tax or Tax Return or make any voluntary Tax disclosure or Tax amnesty or similar filing;

(xviii)      except as required by Legal Requirements or as provided in Section 4.1(b) of the Company Disclosure Letter, (A)  increase the amount of base compensation of any Employee with an annual salary of $100,000 or more (a “Covered Employee”), or any other Employee other than in the ordinary course of business and consistent with past practice, (B) pay any material bonus to or grant severance or termination pay to any Covered Employee, (C) make any increase in or commitment to increase any benefits provided under any Company Benefit Plan, adopt or materially amend or make any binding commitment to adopt or materially amend any Company Benefit Plan, or take any action to accelerate the vesting of, or payment of, any compensation or benefit under any Company Benefit Plan, (D) enter into any employment, agreement with any Covered Employee, other than pursuant to the Company’s standard offer letter, or (E) enter into any collective bargaining agreement;

(xix)          (A) issue, create, assume or incur any Indebtedness, or guarantee any such Indebtedness of another Person, (B) issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company, or (C) cancel any debts owed to or claims to debts held by the Company or any of the Company Subsidiaries, in each case, other than borrowings under the existing credit facilities of the Company in the ordinary course of business;

(xx)            terminate any employee other than for cause; provided that in the event the Company or the Company Subsidiaries terminate any employee for cause, it shall promptly notify Parent of the termination, including the name of the employee terminated and the date of such termination;

(xxi)          implement any mass layoff, plant closure, group termination or other material reduction in force with respect to, or which otherwise could affect, any employees of the Company or Company Subsidiaries;

(xxii)        grant any severance or termination pay (cash, equity or otherwise) to any employee, except pursuant to written agreements outstanding, or policies existing, on the date hereof, or adopt any new severance plan, or amend or modify or alter in any material respect any severance plan, agreement or arrangement existing on the date hereof;

(xxiii)      except pursuant to offer letters outstanding on the date hereof, copies of which have been made available to Parent, hire any employee whose annual compensation exceeds $100,000;

(xxiv)      materially reduce the amount of any insurance coverage provided by existing insurance policies;

(xxv)        commence an Action other than (i) in such cases where the Company in good faith determines that failure to commence an Action would result in the material impairment of a valuable aspect of the current Company business, provided that the Company consults with Parent prior to the filing of such Action, or (ii) with respect to this Agreement; or

(xxvi)      agree, whether orally or in writing, to commit to do any of the foregoing.

Article V
ADDITIONAL AGREEMENTS

5.1               Alternate Transactions.

(a)                No Solicitation. Until the earlier of the termination of this Agreement or the Effective Time, the Company agrees that neither it, nor any Company Subsidiary nor any of their respective officers, directors, Employees, agents or representatives (including any investment banker) shall: (i) enter into any written or verbal agreement or understanding with any Person (other than Parent) regarding the sale (whether by sale of stock, merger, consolidation, sale of assets or other disposition) of all or any part of the Company or any Company Subsidiary or any material portion of their consolidated assets or issued or unissued capital stock (an “Alternate Transaction”); (ii) enter into or continue or knowingly facilitate, initiate, solicit, encourage, induce or engage in any discussions or negotiations with any Person (other than Parent and its representatives) regarding an Alternate Transaction; or (iii) except as otherwise required by applicable Legal Requirements, provide any nonpublic financial or other confidential or proprietary information regarding the Company and the Company Subsidiaries (including this Agreement and any materials containing Parent’s proposal) to any Person (other than Parent and its representatives) whom the Company or its Affiliates knows, or has substantial reason to believe, would have any interest in participating in an Alternate Transaction. The Company shall, and shall cause the Company Subsidiaries to, cease and cause to be terminated any existing discussions, communications or negotiations with any Person (other than Parent and Parent’s representatives) conducted heretofore with respect to any Alternate Transaction. Within three (3) Business Days following the date hereof, the Company shall instruct any third party that expressed an interest in acquiring the Company at any time prior to the date hereof to return or destroy all Confidential Information (as defined in the Confidentiality Agreements) provided to such third party in connection therewith and shall terminate access to any data rooms previously provided to any third parties in connection with an Alternate Transaction.

(b)                Notification of Unsolicited Acquisition Proposals. As promptly as practicable after receipt of any proposal for an Alternate Transaction (an “Acquisition Proposal”) or any request for nonpublic information or inquiry which the Company believes will lead to an Acquisition Proposal, the Company shall, subject to any existing confidentiality obligation with the party making such request or inquiry (but in any event within three (3) Business Days thereafter), provide Parent with written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, which notice shall not be required to include the identity of the Person or group making any such Acquisition Proposal, request or inquiry. Upon receipt of an Acquisition Proposal, request or inquiry, the Company shall, subject to any existing confidentiality obligation with the party making such request or inquiry, provide Parent as promptly as practicable written notice setting forth such information as is reasonably necessary to keep Parent informed of the status of any such Acquisition Proposal, request or inquiry.

5.2               Confidentiality; Access to Information; No Modification of Representations, Warranties or Covenants.

(a)                Confidentiality. The parties acknowledge that the Company and Allegro Microsystems, Inc. have previously executed a Non-Disclosure Agreement dated December 5, 2022 and a Clean Team Agreement dated April 5, 2023 (together, the “Confidentiality Agreements”), which Confidentiality Agreements will continue in full force and effect in accordance with its terms, and each of Parent and the Company will hold, and will cause its respective directors, officers, Employees, agents and advisors (including investment bankers) to hold, any Confidential Information (as defined in the Confidentiality Agreements) confidential in accordance with the terms of the Confidentiality Agreements.

(b)                Access to Information. The Company will afford Parent and Parent’s accountants, counsel and other representatives reasonable access during normal business hours and with reasonable notice to its properties, books, records, Contracts, documents and personnel during the period prior to the Effective Time as may be reasonably necessary for (a) investigating, settling, preparing for the defense or prosecution of, defending or prosecuting any Action, (b) preparing reports to stockholders and Governmental Entities or (c) such other legitimate business purposes for which access to such documents is believed by the Representative to be reasonably necessary, including preparing and delivering any accounting or other statement provided for under this Agreement or otherwise; provided, however, that the Company may restrict the foregoing access to the extent that (i) any Legal Requirement of any Governmental Entity applicable to such party requires the Company to restrict or prohibit access to any such properties or information, or (ii) such access would be in breach of any confidentiality obligation, commitment or provision by which the Company is bound or affected, which confidentiality obligation, commitment or provision shall be disclosed in general to Parent, so long as such disclosure of such obligation, commitment or provision would not itself be the breach of an obligation or commitment to a third party. In addition, any information obtained from the Company pursuant to the access contemplated by this Section 5.2(b) shall be subject to the Confidentiality Agreements.

5.3               Public Disclosure. Without limiting any other provision of this Agreement, Parent and (i) the Company, prior to the Closing, and (ii) the Representative, following the Closing, will consult with each other before issuing, and provide each other the opportunity to review, comment upon, concur with, and agree on any press release or public statement with respect to this Agreement and the transactions contemplated hereby, including the Merger, and will not issue any such press release or make any such public statement prior to such consultation and agreement.

5.4               Regulatory Filings.

(a)                Regulatory Filings. Each of Parent, Merger Sub and the Company shall coordinate and cooperate with one another and shall each use reasonable best efforts to comply with, and shall each refrain from taking any action that would impede compliance with, all Legal Requirements, and as promptly as practicable after the date hereof, each of Parent, Merger Sub and the Company shall use reasonable best efforts to make all filings, notices, petitions, statements, registrations, submissions of information, application or submission of other documents required by any Governmental Entity in connection with the Merger and the transactions contemplated hereby, including any filings necessary to obtain the Necessary Consents; provided that such filings required by the HSR Act shall be made within five (5) Business Days after the date of this Agreement by the parties hereto (other than the Representative). Parent shall pay all filing fees and similar fees and expenses associated with any filing with any Governmental Entity contemplated by this Section 5.4(a), including any filings made by or on behalf of the Company (collectively, “Regulatory Fees”).

(b)                Exchange of Information. Parent, Merger Sub and the Company each shall promptly supply the other with any information which may be reasonably required in order to effectuate any filings or application pursuant to Section 5.4(a). Except where prohibited by applicable Legal Requirements, and subject to the Confidentiality Agreements and any joint defense agreement entered into between the parties or their counsel, each of the Company and Parent shall consult with the other prior to taking a position with respect to any such filing, shall permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with any analyses, appearances, presentations, memoranda, briefs, or white papers before making or submitting any of the foregoing to any Governmental Entity by or on behalf of any party hereto in connection with any investigations or proceedings in connection with this Agreement or the transactions contemplated hereby (including under any antitrust or fair trade Legal Requirement), coordinate with the other in preparing and exchanging such information and promptly provide the other (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party with any Governmental Entity in connection with this Agreement or the transactions contemplated hereby, provided that with respect to any such filing, presentation or submission, each of Parent and the Company need not supply the other (or its counsel) with copies (or in case of oral presentations, a summary) to the extent that (i) any Legal Requirement of any Governmental Entity applicable to such party requires such party or its subsidiaries to restrict or prohibit access to any such properties or information, or (ii) such access would be in breach of any confidentiality obligation, commitment or provision by which the Company is bound or affected, which confidentiality obligation, commitment or provision shall be disclosed in general to Parent, so long as such disclosure of such obligation, commitment or provision would not itself be a breach of an obligation or commitment to a third party. Notwithstanding the foregoing in this Section 5.4 or otherwise in this Agreement, Parent shall control final strategy with respect to any filings, notices, petitions, statements, registrations, submission of information, application or submission of other documents required by Legal Requirement or any Governmental Entity, including any analyses, appearances, presentations, memoranda, briefs, or white papers, in connection with the Merger and the transactions contemplated hereby.

(c)                Notification. Each of Parent, Merger Sub and the Company will notify the other promptly upon the receipt of: (i) any comments from any officials of any Governmental Entity in connection with any filings made pursuant hereto and (ii) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any Legal Requirements. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 5.4(a), Parent, Merger Sub or the Company, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

(d)                Efforts. Upon the terms and subject to the conditions set forth herein, each of the parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing in this Section 5.4 or otherwise in this Agreement shall require Parent or any Parent Affiliate to take any action that would impact (i) any asset, business, or product line or service line of Parent, any

Parent Affiliate, and/or the Company, taken as a whole, or (ii) the magnetic-sensor business, or product line, or service line, or reasonably related businesses, or product lines, or service lines of Parent, any Parent Affiliate, and/or the Company. In connection with and without limiting the foregoing, the Company and the Company Board shall, if any takeover statute or similar Legal Requirement is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement, use commercially reasonable efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Legal Requirement on the Merger, this Agreement and the transactions contemplated hereby.

5.5               Employee Benefits.

(a)                Parent agrees that each Employee of the Company who continues employment with Parent, the Surviving Corporation or any of their respective subsidiaries after the Closing Date (a “Continuing Employee”) shall be provided, (i) until the first anniversary of the Closing Date, base salary or wage rate (as applicable), commission and target annual incentive opportunity, respectively, that are not less than the base salary or wage rate (as applicable), commission and target annual incentive opportunity, respectively, provided to such Continuing Employee immediately before the Effective Time (or, if more favorable to the Continuing Employee, the base salary or wage rate, commission and target annual incentive opportunity provided to similarly situated employees of Parent and its Affiliates), and (ii) until the last day of the calendar year in which the Closing Date occurs, employee benefits that are substantially comparable in the aggregate to the benefits provided to the Continuing Employees immediately prior to the Effective Time. Nothing in this Agreement shall require Parent, the Surviving Corporation or any of their subsidiaries to continue to employ any particular Employee following the Closing Date or be construed to prohibit Parent, the Surviving Corporation or any of their subsidiaries from amending or terminating any Company Benefit Plan in accordance with its terms (provided such party obtains any consent required to effect such amendment or termination) or shall modify the terms of any Employment Agreement.

(b)                Parent shall ensure that, as of the Closing Date, each Continuing Employee receives full credit (for all purposes, including eligibility to participate, vesting, and vacation entitlement) for service with the Company and the Company Subsidiaries (or predecessor employers to the extent the Company provides such past service credit under its employee benefit plans) under each of the comparable employee benefit plans, programs and policies of Parent, the Surviving Corporation or the relevant subsidiary, as applicable, in which such Continuing Employee becomes a participant; provided, however, that no such service recognition shall result in any duplication of benefits. As of the Closing Date, Parent shall, or shall cause the Surviving Corporation or relevant subsidiary to, credit to Continuing Employees the amount of vacation time that such employees had accrued under any applicable Company Benefit Plan as of the Closing Date. With respect to each health or welfare benefit plan maintained by Parent, the Surviving Corporation or the relevant subsidiary for the benefit of any Continuing Employees, Parent shall take commercially reasonable efforts to (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan, and (ii) cause each Continuing Employee to be given credit under such plan for all amounts paid by such Continuing Employee under any similar Company Benefit Plan for the plan year that includes the Closing Date for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the applicable plan maintained by Parent, the Surviving Corporation or the relevant subsidiary, as applicable, for the plan year in which the Closing Date occurs.

(c)                Parent shall, or shall cause the Surviving Corporation or relevant subsidiary to, assume and honor in accordance with their terms all Company Benefit Plans that are deferred compensation plans, agreements and arrangements, severance and separation pay plans, agreements and arrangements, and written employment, severance, retention, incentive, change in control and termination agreements (including any change in control provisions therein) and set forth in Section 2.12(a) of the Company Disclosure Letter in accordance with their terms.

(d)                All provisions contained in this Agreement with respect to employee benefit plans or employee compensation are included for the sole benefit of the respective parties hereto and shall not create any right (including any third party beneficiary rights) in any other Person, including any employee or former employee of Company or any Company Subsidiary or any participant or beneficiary in any Company Benefit Plan.

5.6               Indemnification of Directors and Officers.

(a)                For the period of six (6) years following the later of the Closing Date and the date on which a Company Indemnified Party (as defined below) ceases to be an officer or director of the Company or any Company Subsidiary, Parent will, and will cause the Surviving Corporation to, indemnify and hold harmless each person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Closing Date, an officer or director of the Company or any Company Subsidiary (collectively, the “Company Indemnified Parties”) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement, in each case to the extent incurred (the “Company Indemnified Liabilities”) in connection with any claim, action, suit, proceeding or investigation by reason of the fact that such person is or was a director or officer of the Company or a Company Subsidiary, whether pertaining to any matter existing or occurring at or prior to the Closing Date and whether asserted or claimed prior to, or at or after the Closing Date and all Company Indemnified Liabilities based on, or arising out of, or relating to this Agreement or the transactions contemplated hereby (to the extent that such losses, claims, damages, costs, expenses, liabilities or judgments or amounts arose from or are related to this Agreement or the transactions contemplated hereby) (the “Company Indemnified Proceedings”). In the event any Company Indemnified Party is or becomes involved in any Company Indemnified Proceeding, Parent shall, or shall cause the Surviving Corporation to, pay expenses in advance of the final disposition of any such Company Indemnified Proceeding to each Company Indemnified Party to the same extent that such Company Indemnified Party is indemnified or has the right to advancement of expenses as of the date hereof by the Company or any Company Subsidiary pursuant to their respective Company Charter Documents as in effect on the date hereof; provided, however, that with respect to a Company Indemnified Party to whom expenses are advanced, such Company Indemnified Party shall be required to repay such advances if it is ultimately determined that such Company Indemnified Party is not entitled to indemnification. Without limiting the foregoing, in the event any such Company Indemnified Proceeding is brought against any Company Indemnified Party, (i) the Company Indemnified Parties may retain counsel of their choosing, (ii) Parent shall, or shall cause the Surviving Corporation to, pay all reasonable and documented out-of-pocket fees and expenses of one counsel for all of the Company Indemnified Parties with respect to each such Company Indemnified Proceeding unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Company Indemnified Parties, in which case Parent shall pay the fees of such additional counsel required by such conflict, promptly as statements therefor are received, and (iii) Parent and the Surviving Corporation will use commercially reasonable efforts to assist in the vigorous defense of any such matter; provided, however, that neither Parent nor the Surviving Corporation shall be liable for any settlement of any claim effected without its written consent, which consent shall not be unreasonably withheld, conditioned or delayed. Any Company Indemnified Party wishing to claim indemnification under this Section 5.6(a) upon becoming aware of any such Company Indemnified Proceeding shall promptly notify Parent and the Surviving Corporation (but the failure to so notify Parent or the Surviving Corporation shall not relieve Parent or the Surviving Corporation from any liability it may have under this Section 5.6(a) except to the extent such failure materially prejudices Parent or the Surviving Corporation), and shall deliver to Parent and the Surviving Corporation the undertaking contemplated by Section 145 of Delaware Law.

(b)                For a period of six (6) years following the later of the Closing Date and the date on which a Company Indemnified Party ceases to be an officer or director of the Company, Parent or any of their respective Affiliates, Parent will, and will cause the Surviving Corporation to, fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements set forth on Section 5.6(b) of the Company Disclosure Letter between the Company and each of the Company Indemnified Parties to the extent made available to Parent prior to the date hereof. For the same such period, the Certificate of Incorporation and Bylaws of the Surviving Corporation (or any successor) will contain provisions with respect to exculpation, reimbursement, contribution, advancement of expenses and indemnification that are substantially comparable to the Company Indemnified Parties in the aggregate as those contained in the Company Charter Documents as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any Company Indemnified Party.

(c)                For a period of six (6) years after the later of the Closing Date and the date on which a Company Indemnified Party ceases to be an officer or director of the Company or Company Subsidiary, Parent will, and will cause the Surviving Corporation to, maintain in effect the Company’s current directors’ and officers’ liability insurance covering those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy for acts or omissions occurring on or prior to the Closing Date on terms substantially comparable as those of such policy in effect on the date hereof; provided, however, that in the alternative, Parent may purchase, at Parent’s expense, prior to or concurrent with the Closing, a prepaid policy or policies (i.e., “tail coverage”) that will remain in effect for a period of six years after the Closing Date, the material terms of which, including coverage and amount, are substantially comparable to those of the Company’s directors’ and officers’ liability insurance policy currently in effect on the date hereof (the “Tail Policy”); provided, however, that Parent shall not be obligated to make annual premium payments for such insurance to the extent that such premiums exceed three hundred percent (300%) of the premiums paid as of the date hereof by or on behalf of the Company for the Company’s current directors’ and officers’ liability insurance (the “Increased Premium Amount”), and if such premiums for such insurance would at any time exceed the Increased Premium Amount, then Parent shall cause to be maintained policies of insurance that provide the maximum coverage available at an annual premium equal to the Increased Premium Amount.

(d)                This Section 5.6 is intended to be for the benefit of, and shall be enforceable by the Company Indemnified Parties and their heirs and personal representatives and shall be binding on Parent and the Surviving Corporation and their respective successors and permitted assigns. In the event Parent or the Surviving Corporation or their respective successors or permitted assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made so that the successor or permitted assign of Parent or the Surviving Corporation, as the case may be, honor the obligations set forth with respect to Parent or the Surviving Corporation, as the case may be, in this Section 5.6.

5.7               FIRPTA Compliance. On the Closing Date, the Company shall deliver to Parent FIRPTA documentation, including a duly executed certificate and a duly executed notice to the Internal Revenue Service, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), in substantially the forms attached hereto as Exhibit E and Exhibit F, dated as of the Closing Date and executed by the Company, together with written authorization for Parent to deliver such notice form to the Internal Revenue Service on behalf of the Company after the Closing.

5.8               Notice to Stockholders. The Company will prepare an information statement (the “Information Statement”) relating to this Agreement, the Merger and the transactions contemplated hereby. The Information Statement shall include the unanimous recommendation of the Company Board in favor of this Agreement and the Merger and the conclusion of the Company Board that the transactions contemplated hereby are advisable and in the best interests of the Company Stockholders. Prior to delivering the Information Statement to the Company Stockholders, (or any amendment or supplement thereto), the Company shall provide Parent and its counsel a reasonable opportunity to review and to propose comments on such document to the extent permitted by Legal Requirements, and the Company will give good faith consideration to all reasonable additions, deletions or changes suggested by Parent or its counsel. As soon as practicable after the date hereof, the Company shall deliver to each Company Stockholder the Information Statement and notice of receipt of the Requisite Vote, together with the notice of dissenters’ and appraisal rights required pursuant to Delaware Law to Company Stockholders who may elect such rights under such law.

5.9               Parachute Payment Waiver. The Company shall have obtained prior to the initiation of the shareholder approval procedure under Section 5.10, a waiver of the right to receive payments that could constitute “parachute payments” under Section 280G of the Code and regulations promulgated thereunder (a “Parachute Payment Waiver”), in a form reasonably acceptable to Parent, from each Person who is, with respect to the Company, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined immediately prior to the initiation of the shareholder approval procedure under Section 5.10, and who has received, or may have the right or entitlement to receive, any payment which constitutes a “parachute payment” under Section 280G of the Code.

5.10           280G Stockholder Approval. The Company shall use its commercially reasonable efforts to obtain the approval by such number of Company Stockholders as is required by the terms of Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder so as to render the parachute payment provisions of Section 280G of the Code inapplicable to any and all payments and/or benefits provided pursuant to the Contracts or arrangements that, in the absence of the executed Parachute Payment Waivers by the affected Persons under Section 5.9, might otherwise result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Section 280G of the Code (the “280G Payments”), with such stockholder vote to be obtained in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder. The Company shall provide Parent with reasonable opportunity to review its analysis of estimated 280G Payments and waivers, consents, and disclosure prepared in connection with such shareholder approval prior to the shareholder vote, and prior to the Closing Date shall provide evidence of such approval (or that such approval was not obtained and that payments or benefits that would result in the imposition of any excise taxes under Section 4999 of the Code will not be paid).

5.11           Tax Matters.

(a)                Tax Returns. Parent shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company and each Company Subsidiary for any taxable year or period that ends on or before the Closing Date that are due (including extensions) after the Closing Date and for any Straddle Period that are due (including extensions) after the Closing Date. Parent shall (A) submit drafts of such Tax Returns to the Representative for review and comment at least thirty (30) days prior to their filing (or, in the case of any non-income Tax Return, reasonably in advance of filing), (B) consider in good faith any comments reasonably requested by the Representative and (C) not finalize or file such Tax Returns without the Representative’s prior written consent (not to be unreasonably withheld, conditioned or delayed). All Transaction Deductions shall be reported in a Pre-Closing Tax Period to the extent permitted by applicable Legal Requirements at a “more likely than not” or higher level of comfort. Without the prior written consent of the Representative (not to be unreasonably withheld, conditioned or delayed), after the Closing, the Surviving Corporation and the Company Subsidiaries shall not amend any of their Tax Returns for a Pre-Closing Tax Period. Notwithstanding anything to the contrary, Parent shall be entitled to prepare and file the Tax Returns for itself and its Affiliates (other than the Company and the Company Subsidiaries), including any Tax Returns for the consolidated group of which Parent is a member, in Parent’s sole discretion.

(b)                Tax Proceedings. After the Closing Date, Parent shall notify the Representative within ten (10) days of the commencement of any notice of Tax deficiency, proposed Tax adjustment, Tax assessment, Tax audit, Tax examination or other administrative or court proceeding, suit, dispute or other claim, in each case, with respect to Taxes of the Company or any Company Subsidiary for a Pre-Closing Tax Period (a “Tax Claim”); provided, however, that any failure or delay in providing such notification shall not limit or affect any of the rights or obligations under this Agreement (including under Article VII), except solely to the extent that such failure or delay materially prejudices the Company Securityholders or the Representative with respect to the defense of such Tax Claim. In the case of any Tax Claim relating solely to any Tax period ending on or before the Closing Date for Taxes that would be indemnified pursuant to this Agreement, the Representative shall have the right to control the conduct of such Tax Claim; provided that (A) the Representative shall keep Parent promptly informed with respect thereto, including by providing copies of any correspondence in connection therewith, (B) Parent shall be entitled to participate in the conduct of such Tax Claim and (C) the Representative shall not settle or compromise such Tax Claim (or a portion thereof) without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed). Parent shall have the right to control the conduct of any other Tax Claim; provided that to the extent such Tax Claim relates to Taxes that the Indemnifying Parties would be required to indemnify pursuant to this Agreement, (x) Parent shall keep the Representative promptly informed with respect thereto, including by providing copies of any correspondence in connection therewith, (y) the Representative shall be entitled to participate in the conduct of such Tax Claim and (z) Parent shall not settle or compromise such Tax Claim (or a portion thereof) without the Representative’s prior written consent (not to be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary, Parent shall be entitled to control the conduct of any Tax assessment, Tax audit, Tax examination or other administrative or court proceeding, suit, dispute or other claim, in each case, with respect to Taxes of itself and its Affiliates (other than the Company and the Company Subsidiaries), including with respect to the consolidated group of which Parent is a member, in Parent’s sole discretion.

(c)                Cooperation. Without limiting the other provisions of this Agreement, Parent and the Representative shall cooperate, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and any audit, examination, litigation or other proceeding with respect to Taxes. Each of Parent and the Representative agrees to furnish or cause to be furnished to Parent or the Representative, as applicable, upon request, as promptly as practicable, such information (to the extent such information is available) and assistance relating to the Company or any Company Subsidiary as is reasonably necessary for the filing of any Tax Return (including the furnishing or making available during normal business hours of records, personnel (as reasonably required), books of account, powers of attorney and other materials reasonably necessary or helpful for the preparation of such Tax Returns), for the preparation for any audit, and for the prosecution or defense of any Tax Claim relating to any proposed adjustment. Each of Parent and the Company and the Company Subsidiaries shall use their commercially reasonable efforts to retain all books and records with respect to Taxes of the Company and the Company Subsidiaries for a period of at least seven (7) years following the Closing Date.

(d)                Refunds. Any Tax Refunds that are received by the Company or any Company Subsidiary after the Closing Date and before the sixth anniversary of the Closing that are refunds of Taxes for any period (or portion thereof) ending on or prior to the Closing Date shall be for the account of the Company Securityholders (other than Company Bonus Plan Participants). Parent shall cause the relevant entity (Parent, the Surviving Corporation or any Company Subsidiary or any successor) to reasonably cooperate with the Representative (at the Representative’s expense, on behalf of the Company Securityholders) to the extent necessary to perfect the Company’s or a Company Subsidiary’s rights in and to obtain any such Tax Refund which the Company Securityholders are entitled pursuant to this Section 5.11(d); provided that Parent, the Company and the Company Subsidiaries shall not be required to take any actions that would have significant adverse impact on Parent’s or its Affiliates’ (including the Company and the Company Subsidiaries’) Tax reporting or business. Parent shall forward to the Representative for the benefit of the applicable Company Securityholders, any such Tax Refund within fifteen (15) days after the Tax Refund is received, either pursuant to a cash payment or through the reduction of a Tax liability. If a Governmental Entity subsequently disallows, or the Company or a Company Subsidiary are otherwise required to repay, any amount of such Tax Refund, the Representative shall promptly pay to the Company such amount of the Tax Refund (plus the amount of any interest and penalties imposed by a Governmental Entity).

(e)                Straddle Period Allocation. For purposes of this Agreement, including for the purposes of calculating Indebtedness, Net Working Capital and Pre-Closing Taxes, in the case of a Straddle Period, Taxes of the Company and the Company Subsidiaries shall be allocated to the portion of the period ending on the Closing Date as follows: (i) all income Taxes, sales Taxes, employment Taxes and other Taxes that are not described in the following clause (ii) shall be allocated based on the amount that would be payable if the taxable year ended on the Closing Date, and (ii) all property Taxes and any similar ad valorem Taxes that are imposed on a periodic basis shall be allocated based on the amount of such Tax for the entire period multiplied by a fraction, the numerator of which is the number of days in the portion of a period ending on the Closing Date and the denominator of which is the number of days in the entire period. Notwithstanding the foregoing, for purposes of this Agreement, including for the purposes of calculating Indebtedness, Net Working Capital and Pre-Closing Taxes, any Taxes under Sections 951, 951A, 952, 956 or 965 of the Code (or similar provisions of state, local or other Tax law) that relate to income, profits, gains, assets or operations at or before the Closing (and any Taxes pursuant to Sections 78 or 960 of the Code (or similar provisions of state, local or other Tax law) attributable to such amounts) shall be allocated to the Pre-Closing Tax Period and included as Pre-Closing Taxes (regardless of whether such Taxes are required to be reported and paid before, at or after the Closing). For purposes of this Agreement, any Tax Refunds with respect to Straddle Periods shall be allocable based on the manner in which the corresponding Taxes are allocable pursuant to this Section 5.11(e).

(f)                 Post-Closing Actions. Parent, the Surviving Corporation and each of their Affiliates shall not, except to the extent otherwise required by applicable Legal Requirements, (i) voluntarily initiate discussions or examinations with a Governmental Entity or make any voluntary disclosures with respect to Taxes of the Company or any of the Company Subsidiaries with respect to a Pre-Closing Tax Period, (ii) extend any statute of limitation with respect to Taxes of the Company or any Company Subsidiary for a Pre-Closing Tax Period, (iii) file any Tax Return of the Company or a Company Subsidiary with respect to a Pre-Closing Tax Period in any jurisdiction where the Company or such Company Subsidiary (as the case may be) did not previously file such Tax Return, (iv) make any Tax election with respect to the Company or any Company Subsidiary that has any retroactive effect on any Pre-Closing Tax Period or (v) enter into any closing agreement with a Governmental Entity with respect to Taxes of the Company or any Company Subsidiary for any Pre-Closing Tax Period, in each case, unless the Representative has consented in writing to such action (which consent shall not be unreasonably withheld, conditioned or delayed). Parent shall not file, or permit to be filed, any elections under Sections 336 or 338 of the Code (or any corresponding provision of state, local law or foreign law) with respect to the transactions contemplated by this Agreement.

(g)                Transfer Taxes. All transfer (including real estate transfer and personal property transfer), documentary, excise, consumption, sales, use, stamp, conveyance, registration, filing, recordation and other similar Taxes (including any penalties and interest, but excluding any Taxes imposed with respect to income, profits or gains) incurred in connection with this Agreement or the transactions contemplated by this Agreement (“Transfer Taxes”) shall be borne by the Company Securityholders. Parent will, at its own expense, file, or cause to be filed, all necessary Tax Returns and other documentation with respect to all such Transfer Taxes. Each of Parent and the Company shall use its commercially reasonable efforts to reduce the amount of any Transfer Taxes.

(h)                Overlap. To the extent that an obligation or responsibility pursuant to Article VII may conflict with an obligation or responsibility pursuant to this Section 5.11, the provisions of this Section 5.11 shall govern such obligation or responsibility.

5.12           Company Deliverables. The Company shall deliver to Parent, at or prior to the Closing, each of the following:

(a)                (i) a bonus payment acknowledgement in the form attached hereto as Exhibit G (a “Bonus Payment Acknowledgment”) from either (A) each Company Bonus Plan Participant receiving a bonus payment of at least $100,000 under the Company Bonus Plan or (B) a number of Company Bonus Plan Participants, including each Company Bonus Plan Participant receiving a bonus payment of at least $500,000, who together are receiving aggregate bonus payments equal to at least the amount of bonus payments that would be received by the Company Bonus Plan Participants described in clause (A) of this sentence and (ii) a Promised Option Cancellation Agreement in a form to be mutually agreed upon between Buyer and the Company from a majority of the persons listed in Section 5.12(a) of the Company Disclosure Letter who were promised options that have not been approved by the Company’s Board of Directors and who remain employed by the Company as of the Closing Date;

(b)                evidence reasonably acceptable to Parent that (i) all shares of the French Subsidiary that are subject to the Put and Call Agreements have been exchanged for shares of the Company’s Preferred Stock prior to the Closing and (ii) the French Subsidiary is wholly owned by the Company;

(c)                evidence reasonably acceptable to Parent that the Company has satisfied all payment obligations in connection with the Rusnano Carveout Agreements, including but not limited to the payment of the Merger Consideration (as defined therein) payable to Joint Stock Company “Rusnano” pursuant to the Short-Form Merger Agreement; and

(d)                (A) an executed payoff letter, dated no more than three (3) Business Days prior to the Closing Date, with respect to all borrowed money indebtedness outstanding as of immediately prior to the Closing to (x) satisfy such Closing Indebtedness as of the Closing Date and (y) terminate and release any Liens related thereto (each, a “Payoff Letter”), along with reasonable evidence that all Liens associated with such Indebtedness will be automatically discharged upon the payment thereof; (B) a final invoice from each service provider to the Company, dated no more than three (3) Business Days prior to the Closing Date, with respect to all Transaction Expenses estimated to be due and payable to such service provider, as the case may be, as of the Closing Date (each, an “Invoice”), along with, to the extent reasonably requested by Parent, a release of further payment obligations and any “tail” obligations under any engagement letters and (C) documentation reasonably acceptable to Parent evidencing that (i) all Liens on the Company Registered Intellectual Property Rights have been released and all such releases have been recorded with the relevant Governmental Entity and (ii) all Material Chain of Title Issues have been resolved and all relevant recordings with the relevant Governmental Entities have been made accordingly.

5.13           R&W Insurance Policy. The R&W Insurance Policy shall provide that (a) the insurer thereunder shall have no subrogation rights against any Company Stockholders except, in the case of a Company Stockholder, liabilities, losses, damages, claims, costs and expenses arising out of Fraud by such Company Stockholder (the “Subrogation Provision”) and (b) the Company Stockholders and their respective Affiliates are express third-party beneficiaries of the R&W Insurance Policy with respect to the matters set forth in clause (a). Each of Parent and the Company shall bear fifty percent (50%) of the costs of the R&W Insurance Policy and the retention amount of such R&W Insurance Policy. At Closing (or following Closing in accordance with the terms of the binder agreement), Parent shall pay or cause to be paid, all costs and expenses to bind the R&W Insurance Policy, including, the total premium, underwriting costs, brokerage commission, due diligence fees, Taxes related to such policy and other fees and expenses of such policy as required by the insurer and the binder agreement. Parent covenants and agrees to not amend the Subrogation Provision in any manner adverse to the Company Stockholders without the Representative’s consent, provided that the foregoing shall not be interpreted to in any way limit Parent’s right to pursue claims, handle claims, or otherwise exercise any rights afforded to Parent under the R&W Insurance Policy, all of which remain at Parent’s sole discretion. Parent will not, and will cause its Affiliates to not amend, waive or otherwise modify the R&W Insurance Policy in any manner that would allow the insurer or any other Person to, except in the case of Fraud by the Company or a Company Stockholder in the making of representations and warranties in this Agreement, make or bring any action or proceedings against any Company Stockholder.

5.14           Consideration Spreadsheet. The Company shall provide to Parent, three (3) Business Days prior to the Closing, a spreadsheet (the “Consideration Spreadsheet”), which shall include: (i) the name, address, and email address of the Company Stockholders, Company Optionholders who hold In-the-Money-Options and Company Warrantholders; (ii) dollar amounts of each Company Stockholder’s, Company Optionholder’s and Company Warrantholder’s applicable portion of the Total Consideration; (iii) pro rata percentages and dollar amounts of the Escrow Accounts and any other potential distributions of funds; (iv) number and type of shares of Capital Stock held by each Company Stockholder on a security-by-security basis (with stock certificate numbers); (v) any required withholding (if any) with respect to each holder; (vi) whether each Company Stockholder, Company Optionholder and Company Warrantholder will be paid by the Paying Agent or through Company payroll; (vii) a list of each payee of Transaction Expenses, the amounts payable thereto and wire transfer instructions for the payment thereof; and (viii) a list of lenders associated with the Payoff Letters in satisfaction of the Closing Indebtedness, the amounts payable thereto and wire transfer instructions for the payment thereof.

5.15           Guaranty.

(a)                Guarantor agrees to take all actions necessary to cause Parent and Merger Sub to perform all of the payment obligations under this Agreement and the Escrow Agreement (the “Guaranteed Obligations”). Guarantor unconditionally and irrevocably guarantees as a primary obligation to the Company, the Company Securityholders and the Representative the full, complete, and punctual performance by Parent and Merger Sub of such Guaranteed Obligations. Any failure of Parent or Merger Sub to first perform or comply with any such Guaranteed Obligations, and any breach of any representation or warranty of Parent and Merger Sub contained herein, shall be deemed to be a breach of such Guaranteed Obligations or such representation or warranty, by Guarantor. Guarantor waives diligence, presentment, demand of performance, filing of any claim, any right to require any proceeding first against Parent or Merger Sub, protest, notice and all demands whatsoever in connection with the performance of its obligations set forth in this Section 5.15. Guarantor further agrees that the obligations which it guarantees performance of under this Section 5.15 may be amended, modified, assigned, extended or renewed, in whole or in part, and it will remain bound by this guarantee notwithstanding any such amendment, modification, assignment, extension, or renewal of any such obligation that is made in accordance with Section 8.4. The obligations of Guarantor hereunder shall not be affected by (i) the failure of the Company to assert any claim or demand or to enforce any right or remedy against Parent or Merger Sub or any other guarantor under the provisions of this Agreement or any other agreement or otherwise, (ii) any extension or renewal of any provision hereof or thereof, (iii) the failure of the Company to obtain the consent of Guarantor with respect to any rescission, waiver, compromise, amendment or modification of any of the terms or provisions of this Agreement or of any other agreement or (iv) the release, exchange, waiver or foreclosure of any security held for the Guaranteed Obligations or any of them. Guarantor unconditionally and irrevocably waives each and every defense and setoff of any nature which under the principle of guaranty or otherwise would operate to impair or diminish in any way the obligations of Guarantor under this Section 5.15 other than any defense or setoff of Parent or Merger Sub to which Guarantor is entitled.

(b)                If any payment to the Company Securityholders, or any discharge given by the Company Securityholders, is avoided or reduced as a result of insolvency or any similar event, the liability of Parent, Merger Sub and Guarantor shall continue as if the payment, discharge, avoidance or reduction had not occurred and the Company Securityholders, as applicable, shall be entitled to recover the value or amount of the applicable security or payment.

(c)                Notwithstanding anything herein to the contrary, each Company Securityholder shall be a third party beneficiary of this Section 5.15 with respect to all such rights, benefits and privileges and each of the Company Securityholders and the Representative on behalf of the Company Securityholders shall each have all of the rights and benefits of a third party beneficiary, including an independent right of action to enforce such rights, benefits and privileges directly, without the consent or joinder of any other Person, against Guarantor, and such rights, benefits and privileges (including exculpatory rights and rights to indemnification) shall not be modified or amended without the consent of the Representative on behalf of the Company Securityholders.

5.16           Termination of Affiliate Transactions. At or prior to the Closing, the Company shall cause all Affiliate Transactions and any amounts payable thereunder, in each case, other than those (a) set forth on Section 5.16 of the Company Disclosure Letter or (b) requested or approved by Parent in writing, to be settled (irrespective of the terms of payment) or terminated and canceled, as applicable, in each case, in full and without any payment or liability to Parent, the Surviving Corporation or any of their respective Affiliates from and after the Closing.

5.17           Merger Sub Compliance. Parent shall cause Merger Sub to comply with all of Merger Sub’s obligations under or relating to this Agreement. Merger Sub shall not engage in any business which is not in connection with the merger with and into the Company pursuant to this Agreement.

5.18           Chain of Title. Without limiting the generality of Section 5.12, prior to the Closing Date, the Company shall (and shall cause the Company Subsidiaries to), at the Company’s and the Company Subsidiaries’ sole cost and expense, (a) resolve all Material Chain of Title Issues and (b) use commercially reasonable efforts to resolve any other issues or errors relating to the chain of title of, recordation issues or errors in respect of, or any other issue, error or cloud with respect to the Company’s or any of its Subsidiaries’ right, title or interest in or to the Company Registered Intellectual Property Rights (including any such issue, error or cloud that is identified (i) by Parent in writing following the date of this Agreement, but prior to the Closing Date or (ii) on Section 5.18 of the Company Disclosure Letter).

5.19           Put and Call Agreements. Prior to the Closing, the Company shall (a) exercise the Company’s call right with respect to each share in the French Subsidiary that is subject to the Put and Call Agreements in accordance with the terms of the Put and Call Agreements and (b) provide evidence reasonably acceptable to Parent that all shares of the French Subsidiary that are subject to the Put and Call Agreements have been exchanged for shares of the Company’s Preferred Stock prior to the Closing.

5.20           Payments to Sanctioned Persons. Prior to the Closing, in no event shall the Company or any of its Affiliates make any payment to any Sanctioned Person without Parent’s prior written consent.

5.21           Third-Party Consents. Promptly following the date hereof, the Company shall use its commercially reasonable efforts to provide notices to third parties and obtain third-party consents (or waivers thereof) in connection with agreements to which the Company or any Company Subsidiary is a party as reasonably requested by Parent.

5.22           Data Room. At least two (2) Business Days prior to the Closing, the Company shall deliver or cause to be delivered to each of Parent and the issuer of the R&W Insurance Policy a copy of a USB drive containing a true, correct and complete copy of the online data room created in connection with the transactions contemplated hereby. From and after the date hereof, the Company will not, and will cause its representatives not to, add any files to the online data room without the prior written consent of Parent.

Article VI
CONDITIONS TO THE MERGER

6.1               Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

(a)               Company Stockholder Approval. This Agreement shall have been approved and adopted, and the Merger shall have been approved, by (i) the Requisite Vote and (ii) the holders of at least 90% of the outstanding shares of Capital Stock on an as-converted basis, and which, in the case of clause (ii), shall be evidenced by the delivery of the Stockholder Consent by each such holder of such Capital Stock.

(b)                No Order. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order which (i) is in effect and (ii) has the effect of making the Merger illegal.

(c)                Antitrust Approvals. The waiting period (and any extension thereof including any period where pursuant to a timing agreement Parent has agreed with any Governmental Entity not to close the transaction) under the HSR Act relating to the transactions contemplated hereby shall have expired or terminated early and all additional required antitrust approvals shall have been obtained.

6.2               Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a)                Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (i) on the date hereof and (ii) (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” (or any similar term or phrase) set forth therein) as of the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties which address matters only as of a particular date shall have been true and correct only on such date), except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. The Company shall have received a certificate with respect to the foregoing signed on behalf of Parent, with respect to the representations and warranties of Parent, by an authorized executive officer of Parent and a certificate with respect to the foregoing signed on behalf of Merger Sub, with respect to the representations and warranties of Merger Sub, by an authorized executive officer of Merger Sub.

(b)                Agreements and Covenants. Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and the Company shall have received a certificate with respect to the foregoing signed on behalf of Parent, with respect to the covenants of Parent, by an authorized executive officer of Parent and a certificate with respect to the foregoing signed on behalf of Merger Sub, with respect to the covenants of Merger Sub, by an authorized executive officer of Merger Sub.

(c)                R&W Insurance Policy. The R&W Insurance Policy shall be bound.

6.3               Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a)                Representations and Warranties. (i) The representations and warranties of the Company contained in this Agreement shall be true and correct on and as of the date hereof, (ii) the Fundamental Representations shall be true and correct in all respects at and as of the Closing (except that those representations and warranties which address matters only as of a particular date shall have been true and correct on and as of such date), (iii) the representations set forth in Section 2.4 shall be true and correct in all material respects at and as of the Closing (except that those representations and warranties which address matters only as of a particular date shall have been true and correct on and as of such date) and (iv) the representations and warranties of the Company contained in this Agreement (other than the Fundamental Representations and the representations set forth in Section 2.4), disregarding all qualifications contained therein as to materiality or Company Material Adverse Effect, shall be true and correct at and as of the Closing (except that those representations and warranties which address matters only as of a particular date shall have been true and correct only on and as of such date), except, in the case of this clause (iv), as does not constitute a Company Material Adverse Effect. Parent and Merger Sub shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer of the Company.

(b)                Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Parent and Merger Sub shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer of the Company.

(c)                Government Litigation. There shall be no Action pending or threatened against Parent, Merger Sub or the Company which is reasonably expected to, and no judgement, decree or order shall have been entered, enacted, promulgated or issued which would prevent, make illegal, enjoin or otherwise restrain (temporarily, preliminarily or permanently) the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded.

(d)                No Material Adverse Effect. There shall have been no Company Material Adverse Effect that has occurred since the date hereof.

(e)                R&W Insurance Policy. The R&W Insurance Policy shall be bound.

(f)                 French Subsidiary. The French Subsidiary shall be a wholly owned subsidiary of the Company.

(g)                Rusnano Carveout Agreements. The Company shall have satisfied all payment obligations in connection with the Rusnano Carveout Agreements, including but not limited to the payment of the Merger Consideration (as defined therein) payable to Joint Stock Company “Rusnano” pursuant to the Short-Form Merger Agreement.

(h)                Employment Agreements. Each Employment Agreement shall be in full force and effect.

Article VII
SURVIVAL; ESCROW; indemnification; representative

7.1               Survival of Representations, Warranties, Agreements and Covenants. All representations and warranties of the Company, Parent and Merger Sub contained in this Agreement shall survive the consummation of the Merger and continue in full force and effect until the Escrow Termination Date, after which time such representations and warranties shall terminate; provided that the representations and warranties contained in Sections 2.1(a) and (b) (Organization), Section 2.2 (Capital Structure), Section 2.3 (Authority), Section 2.7 (Tax Matters), Section 2.11 (Brokers’ and Finders’ Fees) and Section 2.22 (Transactions with Affiliates) (together with Section 2.23, the “Fundamental Representations”) shall survive until the sixth anniversary of the Closing (the “Fundamental Termination Date”) and Section 2.23 (Rusnano Transactions) shall survive the Closing indefinitely. All covenants and agreements of Parent, the Company, the Surviving Corporation and Merger Sub contained in this Agreement shall survive the consummation of the Merger and continue until expiration of the applicable statute of limitations, unless otherwise explicitly set forth to the contrary herein. Notwithstanding the foregoing, in the event there is a claim hereunder with respect to a given representation, warranty, covenant or agreement that is properly and timely initiated prior to the applicable termination date, such representation, warranty, covenant or agreement shall survive until such claim is finally resolved pursuant to the terms hereof. It is the express intent of the parties that, if the survival periods specified in this Section 7.1 applicable to the representations and warranties of the Company in this Agreement is shorter or longer than the statute of limitations that would otherwise apply to such matters, then, by contract, the applicable statute of limitations shall be reduced or lengthened, as applicable, to such survival period such that the statute of limitations expires on (i) the Escrow Termination Date with respect to all representations and warranties of the Company other than the Fundamental Representations or (ii) the Fundamental Termination Date with respect to the Fundamental Representations other than the Fundamental Representations in Section 2.23.

7.2               Escrow Deposit. The Indemnity Escrow Amount shall be held for the account of the Indemnifying Parties in the Indemnity Escrow Account in accordance with their respective Pro Rata Portions, and any distributions from the Indemnity Escrow Account to the Indemnifying Parties or the Indemnified Parties, as the case may be, shall be in accordance with the respective Pro Rata Portions of the Indemnifying Parties.

7.3               Indemnification.

(a)                The Indemnifying Parties shall, severally and not jointly in accordance with their Pro Rata Portions, indemnify Parent and its Affiliates (including the Surviving Corporation) and their respective officers and directors (collectively, the “Indemnified Parties”) for any Losses suffered or incurred by each such Indemnified Party resulting from (i) any breach of any representation or warranty of the Company contained in Article II of this Agreement or in the closing certificate contemplated by Section 6.3(a), (ii) any failure by the Company to perform or comply with any agreement or covenant of the Company contained in this Agreement or in the closing certificate contemplated by Section 6.3(b) prior to the Closing Date, (iii) any payments paid with respect to Dissenting Shares to the extent that such payments exceed the value of the amounts that otherwise would have been payable pursuant to Article I upon the exchange of such Dissenting Shares and any reasonable, documented and out-of-pocket third party costs, expenses and fees incurred by any Indemnified Party in connection with the administration or defense of any dissenters’ or appraisal rights with respect to such Dissenting Shares, (iv) any inaccuracy in the Consideration Spreadsheet, (v) any Fraud by the Company, (vi) any Pre-Closing Taxes and (vii) any matters relating to, based on, or arising out of the Company’s or any Company Subsidiary’s transactions, relationships or other dealings involving, directly or indirectly, the Joint Stock Company “Rusnano”, Crocus Nano Electronics LLC or any of their respective Affiliates, including but not limited to the matters set forth on Section 7.3(a)(vii) of the Company Disclosure Letter.

(b)                For purposes of determining whether there has been a breach of any representation or warranty, and in calculating the amount of any Loss with respect to any such breach, all qualifications in such representation or warranty referencing the terms “material,” “materiality,” “material adverse effect,” and “in all material respects” shall be disregarded.

(c)                Notwithstanding anything to the contrary contained in Section 7.3(a):

(i)                 The Indemnifying Parties shall have no liability for any Losses, and no Indemnified Party shall be entitled to recover from the Indemnity Escrow Amount or otherwise, unless and until the Indemnified Parties have incurred Losses in excess of 0.5% of the Preliminary Total Consideration in the aggregate (the “Deductible Amount”), after which the Indemnity Escrow Amount, subject to the terms of this Section 7.3(c), shall be available to compensate the Indemnified Parties for any Losses, and, subject to the terms of this Section 7.3(c), Indemnified Parties shall be entitled to recover only those Losses that are in excess the Deductible Amount, provided, however, that the Deductible Amount shall not apply to claims for breach of any Fundamental Representation, any claims pursuant to Section 7.3(a)(ii) for intentional breach by the Company of such agreements or covenants described therein, Sections 7.3(a)(iii), 7.3(a)(iv), 7.3(a)(v), 7.3(a)(vi) or 7.3(a)(vii), or any claims for Fraud on the part of the Company (as finally determined by a court of competent jurisdiction).

(ii)               The maximum amount that the Indemnified Parties may recover from each Indemnifying Party under Section 7.3(a) shall be limited to its loss of any rights in the Indemnity Escrow Amount, the recovery of which shall be the Indemnified Parties’ sole and exclusive remedy for any and all breaches of this Agreement following the Closing, except:

(A)              in the case of Losses arising out of any breach of any of the Fundamental Representations (other than Section 2.23), from claims pursuant to Section 7.3(a)(ii) for intentional breach by the Company of such agreements or covenants described therein, from claims pursuant to Sections 7.3(a)(iii), 7.3(a)(iv), 7.3(a)(v) or 7.3(a)(vi) or from Fraud on the part of the Company (as finally determined by a court of competent jurisdiction), for which the maximum amount that the Indemnified Parties may recover from each Indemnifying Party, when taken together with any other claims under this Article VII, shall be limited to such Indemnifying Party’s Pro Rata Portion of such Losses, but shall in no event exceed the portion of the Total Consideration actually received by such Indemnifying Party (inclusive of any amounts placed into the Indemnity Escrow Amount at the Closing on behalf of such Indemnifying Party);

(B)              in the case of Losses arising out of claims pursuant to Section 7.3(a)(vii) or any breach of the representations and warranties set forth in Section 2.23, for which liability shall not be limited; and

(C)              in the case of Losses arising out of Fraud on the part of such Indemnifying Party (as finally determined by a court of competent jurisdiction), for which liability shall not be limited with respect to such Indemnifying Party only, and for which liability shall in no manner be the obligation of any Indemnifying Party other than the Indemnifying Party having committed such Fraud.

(iii)             Any and all claims (other than claims arising from Fraud or for Recoverable Claim Excess) under this Article VII shall be satisfied (A) first, from the recovery by the Indemnified Parties from the Indemnity Escrow Amount (if available), (B) second, in accordance with subsection (iv) hereunder, against the R&W Insurance Policy (subject in all respects to the limitations (including the retention, deductibles, policy limits and expiration dates for coverage) set forth therein) until the aggregate coverage under the R&W Insurance Policy is exceeded or if recovery is otherwise not available and collectible under the R&W Insurance Policy, and (C) thereafter, if and to the sole extent that an Indemnified Party remains entitled to indemnification for Losses in excess of the Indemnity Escrow Amount, from the Indemnifying Parties on a several but not joint basis in accordance with their Pro Rata Portion; provided that, except as provided herein, the lack of availability of a particular source of recovery shall not limit an Indemnified Party’s right to recover from other sources.

(iv)              For any indemnification claim the subject matter of which Parent reasonably believes is covered by the R&W Insurance Policy (other than a claim for Fraud), an Indemnified Party shall make a claim against the R&W Insurance Policy and use commercially reasonable efforts to pursue recovery under the R&W Insurance Policy with respect to such claim (such claim, up to the dollar amount for which coverage may be available under the R&W Insurance Policy, a “Recoverable Claim”). Until the earlier of (a) receipt by an Indemnified Party of a coverage letter for a Recoverable Claim under the R&W Insurance Policy or (b) the date that is 135 days from the date such Recoverable Claim is initially filed with the carrier under the R&W Insurance Policy (the “Policy Only Outside Date”), Indemnified Parties may recover in excess of the Indemnity Escrow Amount solely and exclusively against the R&W Insurance Policy; provided that, for the avoidance of doubt, an Indemnified Party may provide hereunder a notice of a claim, potential claim, or information relating to a claim prior to the Policy Only Outside Date. Following the Policy Only Outside Date, subject to the other limitations set forth in this Agreement, an Indemnified Party may seek recovery pursuant to an indemnification claim with respect to a Recoverable Claim directly against the Indemnifying Parties, subject to the limitations contained in this Article VII. To the extent an Indemnified Party is seeking indemnification for Losses in excess of the amount that may be available for recovery under the R&W Insurance Policy with respect to a Recoverable Claim (such excess, a “Recoverable Claim Excess”) or for Fraud, the Policy Only Outside Date limitation shall not apply with respect to such Recoverable Claim Excess or Fraud, and such Indemnified Party may proceed to make a claim against the Indemnifying Parties for such Recoverable Claim Excess or Fraud, subject to the other limitations contained in this Article VII, without reference to the claim against the R&W Insurance Policy and without any delay. To the extent that any Indemnifying Parties pay any Indemnified Party for any indemnification claim in advance of such Indemnified Party actually receiving any proceeds for a Recoverable Claim, Parent shall continue to use its commercially reasonable efforts to secure recovery under the R&W Insurance Policy and shall reimburse the applicable

Indemnifying Parties on a pro rata basis in accordance with the proportion to the indemnification claim paid by such Indemnifying Parties, using amounts received by such Indemnified Party under the R&W Insurance Policy (less out-of-pocket costs and expenses (including direct collection expenses and retention amounts)). In the event that any Recoverable Claim is deferred with respect to any Indemnifying Party as a result of the Policy Only Outside Date, the survival period applicable to the underlying representations or warranties with respect to the subject matter of such Recoverable Claims shall be tolled from the initial filing of a Recoverable Claim against the carrier under the R&W Insurance Policy until the Policy Only Outside Date applicable to such Recoverable Claim. For the avoidance of doubt, nothing in this Section 7.3(c)(iv) shall limit any claim for Fraud.

(d)                Each Indemnified Party shall use its commercially reasonable best efforts to mitigate any Losses subject to indemnification obligations under this Agreement, including by seeking recovery under any insurance policy that would reasonably be expected to be available to reimburse any Losses (other than pursuant to the R&W Insurance Policy). The amount of Losses suffered by an Indemnified Party for which such Indemnified Party is entitled to indemnification hereunder with respect to a particular matter shall be reduced by the amount recovered under any insurance policy with respect to such matter (net of any costs and expenses). Upon making any payment to an Indemnified Party in respect of any Losses, the Indemnifying Parties shall, to the extent such payment represents payment in full of such Losses, be subrogated to all rights of the Indemnified Parties against any third party in respect of the Losses to which such payment relates. Such Indemnified Parties and the Representative on behalf of the Indemnifying Parties shall execute upon request all instruments reasonably necessary to evidence or further perfect such subrogation rights.

(e)                For purposes of this Agreement and the transactions contemplated hereby, Parent, the Surviving Corporation, Guarantor, Merger Sub and the Company acknowledge and agree that they are not entitled to rely on any representations or warranties or other statements of fact or opinion, other than the representations and warranties expressly set forth in Article II or Article III, as applicable. Parent, Merger Sub and the Company also acknowledge and agree that, notwithstanding anything in this Agreement to the contrary, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of any Indemnified Party, after the consummation of the transactions contemplated by this Agreement, to rescind this Agreement or any of the transactions contemplated hereby. For the avoidance of doubt, the parties hereto agree that no Indemnified Party shall be entitled to any recovery for any Losses to the extent already taken into account in the calculation of the Total Consideration pursuant to the terms hereof.

(f)                 To the extent an Indemnified Party recognizes any net Indemnification Tax Benefits as a result of any Losses for the taxable year in which the indemnity payment is made, such Indemnified Party shall pay the amount of such Indemnification Tax Benefits by (i) reducing the amount of Losses by the amount of Indemnification Tax Benefits actually recognized (if such benefits are actually recognized prior to the date on which the indemnity payment is made) or (ii) making a payment to the Representative, for the benefit of the Indemnifying Parties equal to the Indemnification Tax Benefit within thirty (30) days after such benefit is actually recognized if such benefit is actually recognized after the indemnity payment is made. For this purpose, the Indemnified Party shall be deemed to recognize a tax benefit (“Indemnification Tax Benefit”) with respect to a taxable year if, and to the extent that, the Indemnified Party’s liability for Taxes for such taxable year, calculated by excluding any Tax items attributed to the Losses, exceeds the Indemnified Party’s actual liability for Taxes for such taxable year, calculated by taking into account any Tax items attributed to the Losses.

(g)                The Indemnifying Parties shall not be liable for any Losses arising from: (A) any Taxes of the Company or any Company Subsidiary that would not have been incurred but for a voluntary action taken by or at the direction of Parent on the Closing Date after the Closing that are outside the ordinary course of business of the Company or the Company Subsidiary consistent with Tax law compliant past practices; (B) any Taxes of Parent or any of its Affiliates (including the Company and the Company Subsidiaries) attributable to a Post-Closing Tax Period, other than with respect to a breach of any of the representations set forth in Sections 2.7(a)(vi), (ix), (xvii), (xviii), (xix) or (xx); or (C) the amount, value or condition of, or any limitations on, any Tax asset or attribute of the Company or any Company Subsidiary (e.g., net operating loss or net operating carryforward), to the extent such assets or attributes are relevant to the ability of Parent, the Surviving Corporation, Merger Sub, the Company or any of their Affiliates to utilize such Tax assets or Tax attributes in any Post-Closing Tax Period.

7.4               Claims Procedure.

(a)                Upon receipt by the Escrow Agent on or before the last day of the Escrow Period of a certificate signed by any executive officer of Parent: (i) stating that an Indemnified Party has paid, sustained or incurred Losses and (ii) specifying in reasonable detail the individual items of Losses included in the amount so stated, the date each such item was paid, sustained or incurred, and the nature of the misrepresentation, breach of representation, warranty, agreement or covenant to which such item is related (an “Officer’s Certificate”), the Escrow Agent shall set aside a portion of the Indemnity Escrow Amount equal to such alleged Losses. Upon the earliest of: (i) receipt of written authorization from the Representative or from the Representative jointly with Parent to make such delivery, (ii) receipt of written notice of a final decision of the claim pursuant to Section 7.5, or (iii) in the event the claim set forth in the Officer’s Certificate is uncontested by the Representative as of the close of business on the next Business Day following the forty-fifth (45th) day following receipt by the Escrow Agent of the Officer’s Certificate, on the next Business Day the Escrow Agent shall deliver the portion of the Indemnity Escrow Amount to such Indemnified Party equal to the amount of Losses to be paid.

(b)                At the time of delivery of any Officer’s Certificate to the Escrow Agent, a duplicate copy of such Officer’s Certificate shall be delivered to the Representative and for a period of forty-five (45) days after such delivery to the Escrow Agent of such Officer’s Certificate, the Escrow Agent shall make no delivery of any portion of the Indemnity Escrow Amount unless the Escrow Agent shall have received written authorization from the Representative to make such delivery. After the expiration of such forty-five (45) day period, the Escrow Agent shall make delivery of the applicable portion of the Indemnity Escrow Amount in accordance with this Section 7.4(b); provided that no such payment or delivery may be made if the Representative shall object in a written statement to the claim made in the Officer’s Certificate, and such statement shall have been delivered to the Escrow Agent and to Parent prior to the expiration of such forty-five (45) day period.

7.5               Resolution of Conflicts; Arbitration.

(a)                In case the Representative shall so object in writing to any claim or claims by Parent made in any Officer’s Certificate, Parent shall have ten (10) days after receipt by the Escrow Agent and Parent of an objection by the Representative to respond in a written statement to the objection of the Representative. If after such ten (10) day period there remains a dispute as to any claims, the Representative and Parent shall attempt in good faith for thirty (30) days to agree upon the rights of the respective parties with respect to each of such claims. If the Representative and Parent should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such written memorandum and shall distribute the applicable portion of the Escrow Accounts in accordance with the terms thereof.

(b)                If no such agreement can be reached after good faith negotiation during the thirty (30) day period set forth in Section 7.5(a), either Parent or the Representative may, by written notice to the other, demand arbitration of the matter unless the amount of the damage or loss is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration, and in either such event the matter shall be settled by arbitration conducted by three arbitrators. Within fifteen (15) days after such written notice is sent, Parent and the Representative shall each select one arbitrator, and the two arbitrators so selected shall select a third arbitrator. The decision of the arbitrators as to the validity and amount of any Losses for the claims in such Officer’s Certificate shall be binding and conclusive upon the parties to this Agreement, and the Escrow Agent shall be entitled to act in accordance with such decision and make or withhold payments out of the Escrow Accounts in accordance therewith.

(c)                Arbitration pursuant to this Section 7.5 shall be the sole and exclusive remedy of the Indemnified Parties for claims related to the matters addressed by this Article VII (other than Section 5.11 which shall be governed by the resolution procedures in such Section 5.11). Judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction. Any such arbitration shall be held in San Francisco County, California, under the commercial rules of the American Arbitration Association then in effect. Parent shall bear its own expenses (including, attorneys’ fees and expenses) incurred in connection with any such arbitration, and any such expenses of the Representative shall be deemed to be Representative Expenses.

7.6               Exclusive Remedy. Except as stated otherwise in this Agreement, following the Closing, recovery from the Escrow Accounts and the R&W Insurance Policy shall be the sole and exclusive remedy of all of the Indemnified Parties for any and all Losses (other than Losses arising from Fraud) incurred by any and all Indemnified Parties related to this Agreement or the transactions contemplated hereby. In addition, recovery under this Article VII shall constitute the sole and exclusive remedy of all of the Indemnified Parties for any and all Losses incurred by any and all Indemnified Parties under or related to this Agreement or the transactions contemplated hereby. Except as set forth in the previous sentences of this Section 7.6, no Indemnifying Party or any other holder of securities of the Company or any director, officer, employee or other Affiliate of the Company shall be liable to Parent, Guarantor, Merger Sub, the Surviving Corporation or any other Indemnified Party for any Losses or other remedies arising out of, in connection with or related to this Agreement or the transactions contemplated hereby or any representation, warranty, covenant or agreement herein, or any related breach or default hereunder or by law. No Indemnified Party shall be entitled to duplicate recovery for the same Losses in the event such Losses result from the breach of more than one representation, warranty, agreement or covenant.

7.7               Release of Funds from Indemnity Escrow Account. Subject to the requirements of this Article VII, the Indemnity Escrow Account shall remain in existence until the Escrow Termination Date (the “Escrow Period”). As soon as reasonably practicable following the end of the Escrow Period, and in any event within five (5) days thereof, Parent shall instruct the Escrow Agent to deliver to the Indemnifying Parties, in accordance with their Pro Rata Portions, all of the remaining amount of the Indemnity Escrow Amount (if any) in excess of any portion of the Indemnity Escrow Amount that is necessary to satisfy all Losses specified in any Officer’s Certificate that was delivered pursuant to the terms hereof prior to the Escrow Termination Date, but that has not been finally resolved (an “Unresolved Claim”). The Escrow Agent shall retain possession of that portion of the Indemnity Escrow Amount in the Indemnity Escrow Account (if any) not delivered to the Indemnified Parties pursuant to the previous sentence until such Unresolved Claim is resolved pursuant to the terms hereof. Once all Unresolved Claims have been finally resolved pursuant to the terms hereof, the Escrow Agent shall deliver to the Indemnifying Parties, in accordance with their Pro Rata Portions, the remainder of the Indemnity Escrow Amount (if any) not required to satisfy such Unresolved Claims.

7.8               Representative

(a)                By virtue of the approval and adoption of this Agreement by the Requisite Vote of the Company Stockholders, and without any further action of any of the Company Stockholders or the Company, each of the Company Securityholders shall be deemed to have agreed to appoint NanoDimension Management Limited as its lawful and exclusive representative, agent, proxy and attorney-in-fact, with full power of substitution (the “Representative”), for and on behalf of the Indemnifying Parties to give and receive all notices and communications, to authorize payment to any Indemnified Party from the Escrow Accounts in satisfaction of claims by any Indemnified Party, to object to such payments, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, to assert, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to, any claim by or against any Indemnified Party relating to this Agreement or the Escrow Agreement or the transactions contemplated hereby, and to take all other actions that are either (i) necessary or appropriate in the judgment of the Representative for the accomplishment of the foregoing as required under the terms of this Agreement or the Escrow Agreement or (ii) to be taken by or on behalf of, or refrain from doing any further act or deed on behalf of, the Company Stockholders in connection with this Agreement, the Escrow Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith. Such agency may be changed by the Indemnifying Parties representing a majority of the Pro Rata Portion from time to time. No bond shall be required of the Representative, and the Representative shall not receive any compensation for its services.

(b)                The Representative shall not be liable for any act done or omitted hereunder as Representative while acting in good faith and in the exercise of reasonable judgment, unless such act or omission constitutes gross negligence or willful misconduct on the part of the Representative. The Representative shall only have the duties expressly stated in this Agreement and shall have no other duty, express or implied. The Representative may engage attorneys, accountants and other professionals and experts. The Representative may in good faith rely conclusively upon information, reports, statements and opinions prepared or presented by such professionals, and any action taken by the Representative based on such reliance shall be deemed conclusively to have been taken in good faith and in the exercise of reasonable judgment. The Indemnifying Parties shall indemnify the Representative and hold the Representative harmless against any loss, liability or expense incurred and arising out of or in connection with the acceptance or administration of the Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel or other advisors retained by the Representative (“Representative Expenses”). The Representative shall have the right to recover Representative Expenses (i) from the Escrow Accounts from time to time, by delivering a certificate to the Escrow Agent setting forth the Representative Expenses actually incurred and requesting that the Escrow Agent pay the amount of such Representative Expenses to the Representative, or (ii) from any other funds that become payable to the Company Securityholders under this Agreement at such time as such amounts would otherwise be distributed to the Company Securityholders; provided, that while the Representative may be paid from the aforementioned sources of funds, this does not relieve the Company Securityholders from their obligation to promptly pay such Representative Expenses as they are suffered or incurred. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Company Securityholders or Indemnifying Parties set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Representative hereunder. The foregoing indemnities will survive the Closing, the resignation or removal of the Representative or the termination of this Agreement. A decision, act, consent or instruction of the Representative, including an amendment, extension or waiver of this Agreement pursuant to Sections 8.3 or 8.4 hereof, shall constitute a decision of the Indemnifying Parties and shall be final, binding and conclusive upon each of the Indemnifying Parties, and no Company Securityholder or Indemnifying Party shall have the right to object, dissent, protest or otherwise contest the same.

(c)                In the event that the Representative becomes unable or unwilling to continue in its capacity as Representative, or if the Representative resigns as the Representative, it shall appoint a new representative as the Representative. Upon written acceptance by such successor Representative to serve as a Representative, such successor Representative shall thereupon succeed to and become vested with all of the powers and duties and obligations of the applicable original Representative without further act, and such original Representative shall be discharged from its duties and obligations hereunder and under the Escrow Agreement but shall continue to have the benefits of the indemnification set forth in this Section 7.8. Notice and a copy of the written instrument appointing such new Representative (which must be counter-signed by it) must be delivered promptly to Parent.

7.9               Third Party Claims.

(a)                In the event that an Indemnified Party becomes aware of a third party claim (a “Third Party Claim”) that the Indemnified Party reasonably believes may result in a demand against the Indemnity Escrow Amount pursuant to this Article VII, Parent shall promptly notify the Representative of such claim. The Representative may, at the Representative’s election, undertake and actively and diligently conduct the defense of such Third Party Claim and Parent shall be entitled to participate in the defense of such Third Party Claim. The Representative shall consult with Parent regarding the strategy for defense of such claim, including with respect to the Representative’s choice of legal counsel. Notwithstanding the foregoing, the Representative shall not have the right to assume control of such defense if the Third Party Claim which the Representative seeks to assume control (i) seeks non-monetary relief, (ii) involves criminal or quasi-criminal allegations, (iii) involves a claim which, if adversely, determined, would be reasonably expected to establish a precedent, custom or practice materially adverse to the continuing business interests or prospects of the Indemnified Party or the Surviving Corporation, (iv) involves a claim that, in the good faith judgment of the Indemnified Party, the Representative failed or is failing to vigorously prosecute or defend, (v) seeks Losses in excess of the then remaining Indemnity Escrow Amount, or (vi) is or will be defended under the R&W Insurance Policy.

(b)                The Representative shall not consent to the entry of any judgment, admit any liability with respect to, or settle, or compromise or discharge any Third Party Claim without the prior written consent of the Indemnified Party; provided that the Indemnified Party shall agree to any such entry of judgement, admission of liability, settlement, compromise or discharge of a Third Party Claim that the Representative may recommend if and only if: (i) such settlement involves solely money damages having a value less than the remaining amount of the Indemnity Escrow Amount, (ii) the Representative acknowledges that such money damages are Losses recoverable from the Indemnity Escrow Amount, (iii) releases the Indemnified Party from all liability and obligations with respect thereto, (iv) does not contain any sanction or restriction and does not impose any injunction or other equitable remedies on the Indemnified Party or its business that would be reasonably likely to have a material adverse impact on the Indemnified Party or its business, and (v) does not include a finding or admission of violation of Legal Requirements by the Indemnified Party or any of its Affiliates or representatives.

(c)                If the Representative does not so elect to undertake and conduct the defense of such Third Party Claim, Parent shall undertake the defense of and use all reasonable efforts to defend such claim and shall consult with the Representative regarding the strategy for defense of such claim, including with respect to Parent’s choice of legal counsel, provided however, that Parent shall have the right in its reasonable discretion to settle any such claim; provided, further, that except with the consent of the Representative, no settlement of any such Third Party Claim with third party claimants shall be determinative of the amount of Losses relating to such matter.

(d)                Notwithstanding anything to the contrary set forth herein, the parties acknowledge and agree that the provisions hereof dealing with Third Party Claims shall be subject to the terms and conditions of the R&W Insurance Policy and the rights of the insurer thereunder to, among other things, consent to any settlement thereof.

7.10           Tax Treatment of Indemnity Payments. The Indemnifying Parties, Parent, Merger Sub and Surviving Corporation agree to treat any indemnity payment made pursuant to this Article VII as an adjustment to the Total Consideration for all income Tax purposes, unless otherwise required by applicable Legal Requirements.

Article VIII
TERMINATION, AMENDMENT AND WAIVER

8.1               Termination. This Agreement may be terminated at any time prior to the Effective Time:

(a)                by mutual written consent of Parent and the Company;

(b)                by either the Company or Parent, if the Merger shall not have been consummated by February 7, 2024 (such date, the “End Date”); provided that if as of such date all conditions set forth in Sections 6.1, 6.2 and 6.3 have been satisfied or waived (other than those conditions that are to be satisfied by action taken at the Closing but subject to those conditions being capable of being satisfied) other than the conditions set forth in Section 6.1(b) (only to the extent relating to the HSR Act or other antitrust approvals or an order from the Committee on Foreign Investment in the United States) or Section 6.1(c), then the End Date shall upon the election of either the Company or Parent be extended to April 7, 2024; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c)                by either the Company or Parent, if a Governmental Entity shall have issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

(d)                by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that, if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by Parent or Merger Sub prior to the End Date through the exercise of reasonable efforts, then the Company may not terminate this Agreement under this Section 8.1(d) prior to thirty (30) days following the receipt of written notice from the Company to Parent of such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 8.1(d) if it shall have materially breached this Agreement or if such breach by Parent or Merger Sub is cured so that such conditions would then be satisfied); or

(e)                by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that, if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company prior to the End Date through the exercise of reasonable efforts, then Parent may not terminate this Agreement under this Section 8.1(e) prior to thirty (30) days following the receipt of written notice from Parent to the Company of such breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 8.1(e) if it shall have materially breached this Agreement or if such breach by the Company is cured so that such conditions would then be satisfied).

8.2               Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 8.1 above will be effective immediately upon the delivery of a valid written notice of the terminating party to the other party hereto or upon the receipt of both consents in the event of a termination pursuant to Section 8.1(a). In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect, except (i) as set forth in Section 5.2, Section 7.5, this Section 8.2 and Article IX, each of which shall survive the termination of this Agreement and (ii) nothing herein shall relieve any party from liability for any willful breach of any material covenant of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreements, all of which obligations shall survive termination of this Agreement in accordance with their terms. In the event the condition set forth in Section 6.1(c) has not been satisfied or waived in writing by the parties as of the time this Agreement has been validly terminated pursuant to Section 8.1(b), Parent shall promptly (and, in any event, within three (3) Business Days), pay the Company $8,400,000.00 in cash.

8.3               Amendment. Subject to applicable Legal Requirements, the parties hereto may cause this Agreement to be amended at any time by execution of an instrument in writing signed on behalf of each of Parent, the Company and the Representative.

8.4               Extension; Waiver. At any time prior to the Effective Time, the Company may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of Parent or Merger Sub, (b) waive any inaccuracies in the representations and warranties made by Parent or Merger Sub to it contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the Company’s benefit contained herein. At any time prior to the Effective Time, Parent may, on behalf of itself and Merger Sub, to the extent legally allowed, (x) extend the time for the performance of any of the obligations or other acts of the Company, (y) waive any inaccuracies in the representations and warranties made by the Company to it contained herein or in any document delivered pursuant hereto, and (z) waive compliance with any of the agreements or conditions for the benefit of Parent or Merger Sub contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right. Any waiver of any of the terms or conditions of this Agreement must be in writing and must be duly executed by or on behalf of the party to be charged with such waiver.

Article IX
GENERAL PROVISIONS

9.1               Notices. All notices, claims, demands and other communications that are required to be giving in writing hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally or by messenger service (ii) on the date of confirmation of receipt of transmission by electronic mail, or (iii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a Business Day) if delivered by a nationally recognized courier service. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)           if to Parent or Merger Sub, to:

Allegro Microsystems, Inc.
955 Perimeter Road
Manchester, NH 03103
Attention: Sharon Briansky

Telephone No.: [***]
Email: [***]

with a copy, which shall not constitute notice, to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Attention: Thomas J. Malone
               Cheryl Chan
Telephone No.: (212) 450-4015
                       (212) 450-4503
Email: thomas.malone@davispolk.com
          cheryl.chan@davispolk.com

if to the Company prior to the Closing, to:

Crocus Technology International Corp.
870 N McCarthy Blvd, Suite #220
Milpitas, CA 95035
Attention: Zack Deiri
Telephone No.: [***]
Email: [***]

with a copy, which shall not constitute notice, to:
O’Melveny & Myers LLP
2765 Sand Hill Road
Menlo Park, CA 94025
Attention: Brad Finkelstein
Telephone No.: (650) 473-2600
Email: bfinkelstein@omm.com

(b)           if to Representative, to:

NanoDimension Management Limited

Governor’s Square, Unit 3-113B

23, Lime Tree Bay Ave,

P.O. Box 526 WB

Grand Cayman KY1-1302

Cayman Islands

with a copy, which shall not constitute notice, to:

Wilson Sonsini Goodrich & Rosati

One Market, Spear Tower, Suite 3300

San Francisco, CA 94105

Attention: Ethan Lutske

Telephone No.: (415) 947-2044

Email: elutske@wsgr.com

9.2               Interpretation. When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this

Agreement to Sections, such reference shall be to a section of this Agreement unless otherwise indicated. For purposes of this Agreement, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. An exception or disclosure made in Company Disclosure Letter with regard to a representation or warranty of the Company shall be deemed made with respect to any other representation or warranty by the Company to which such exception or disclosure is reasonably apparent on the face of such disclosure. The phrase “made available” in this Agreement means that the information referred to has been posted prior to the date hereof to the online data room maintained in connection with the transactions contemplated by this Agreement or otherwise made available if requested by the party to whom such information is made available.

9.3               Counterparts. This Agreement may be executed in two or more counterparts (including counterparts transmitted in .pdf or similar format), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

9.4               Entire Agreement; Third-Party Beneficiaries. This Agreement, including the exhibits and the Company Disclosure Letter hereto, the Confidentiality Agreement, the Escrow Agreement and the Key Employee Agreements constitute the entire agreement among the parties with respect to the subject matter in this Agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter in this Agreement, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement. This Agreement is not intended to confer upon any other Person any rights or remedies hereunder, except as specifically provided in Sections 5.5 and 5.6 of this Agreement.

9.5               Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.6               Other Remedies. Except as otherwise provided herein, including the provisions regarding the limitations of rights and remedies set forth in Section 5.11 and 6.3(d), any and all rights and remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other right or remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one right or remedy will not preclude the exercise of any other right or remedy. Subject to the foregoing, the parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. Each of the parties acknowledges, recognizes and affirms that in the event of a breach or alleged or threatened breach of this Agreement by any party, money damages may be inadequate and the non-breaching party may have no adequate remedy at law. Accordingly, each of the parties agrees that any party shall have the right, in addition to any other rights and remedies existing in its favor, to enforce its rights and each other party’s obligations hereunder not only by an action or actions for damages but also by an action or actions for specific performance, injunctive and/or other equitable relief without proof of actual damages. If any such action is brought by a party to enforce this Agreement, each of the other parties hereby waives the defense that there is an adequate remedy at law or that an award of specific performance or other equitable remedy is not an appropriate remedy for any reason at law, equity or otherwise. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement when available pursuant to the terms of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

9.7               Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

9.8               Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

9.9               Assignment. Subject to, and without limiting the right to replace the Representative set forth in Section 7.8(a), no party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of each of the other parties; provided that Parent may assign this Agreement or any of its rights or interests hereunder without the prior written consent of any other Person to any of its Affiliates; provided further, that no such assignment shall relieve the Parent of any of its obligations hereunder. Any purported assignment in violation of this Section 9.9 shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

9.10           Waiver of Jury Trial. SUBJECT TO THE LIMITATIONS SET FORTH HEREIN, EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

9.11           Privileged Information; Counsel to Representative.

(a)                Parent, for itself, Merger Sub, the Company, the Company’s Subsidiaries, and its and each of their respective successors and assigns, hereby irrevocably acknowledges and agrees that all attorney-client privileged communications between the stockholders of the Company, the Company, the Company Subsidiaries and their respective counsel, including, without limitation, O’Melveny & Myers LLP (“OMM”), made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute or proceeding arising under or in connection with this Agreement shall continue after the Closing to be privileged communications with such counsel, as to which such privilege may only be waived by the Representative or the Company Stockholders, as applicable, and neither Parent, Merger Sub nor any Person purporting to act on behalf of or through Parent or Merger Sub, shall seek to obtain such privileged communication by any process on the grounds that the privilege attaching to such communications belongs to the Company or any Company Subsidiary, and not the Representative or Company Securityholders, other than in connection with any investigation conducted by a Governmental Entity; provided that, following the Closing, the Surviving Corporation shall be permitted to assert such privilege in any action to which none of the Representative, any Company Stockholder or any Affiliate of the foregoing is party. Other than as explicitly set forth in this Section 9.11, the parties acknowledge that any attorney-client privilege attaching as a result of legal counsel representing the Company or any of the Company Subsidiaries prior to the Closing shall survive the Closing and continue to be a privilege of the Company or any such Company Subsidiary (as the case may be), and not the Company Securityholders, after the Closing.

(b)                If the Representative so desires, and without the need for any consent or waiver by the Company or Parent, OMM shall be permitted to represent the Representative after the Closing in connection with any matter, including without limitation anything related to the transactions contemplated by this Agreement or any disagreement or dispute relating thereto. Without limiting the generality of the foregoing, after the Closing, OMM shall be permitted to represent the Representative, any of its agents and affiliates, or any one or more of them, in connection with any negotiation, transaction or dispute (“dispute” includes litigation, arbitration or other adversary proceeding) with Parent, the Company or any of their agents or affiliates under or relating to this Agreement, any transaction contemplated by this Agreement, and any related matter, such as claims for indemnification and disputes involving employment or noncompetition or other agreements entered into in connection with this Agreement, whether or not such matter is substantially related to any prior representation by OMM of the Company (“Company Engagements”).

(c)                Upon and after the Closing, the Company shall cease to have any attorney-client relationship with OMM, including with respect to any Company Engagements, unless OMM is specifically engaged in writing by the Company to represent the Company after Closing and either such engagement involves no conflict of interest with respect to the Representative or the Representative consents in writing at the time to such engagement. Any such representation of the Company by OMM after Closing shall not affect the foregoing provisions hereof.

(d)                The Representative, the Company, Parent and Merger Sub (on behalf of the Surviving Corporation) consent to the foregoing arrangements and waive any actual or potential conflict of interest relating to OMM’s representation of the Representative, the Company Stockholders and the Company in the Merger.

9.12           Fees and Expenses. Except as set forth in this Agreement, including in Sections 5.4(a), 5.5(c) and 5.6(c), all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of financial advisors, financial sponsors, legal counsel and other advisors, shall be paid by the party incurring such expenses whether or not the Merger is consummated.

9.13           Release.

(a)                Effective as of the Closing, Parent, on behalf of itself (including the Surviving Corporation following the Closing) releases and forever discharges the Company, the Company Stockholders, their respective Affiliates and their respective past and present directors, managers, officers, management board members, employees, agents, predecessors, successors, equityholders, counsel, advisors and assigns (the “Company Released Parties”) from any and all claims, demands, proceedings, causes of action, orders from a Governmental Entity, obligations, Contracts, agreements, debts and liabilities whatsoever, whether known or unknown, suspected or unsuspected, both at law and in equity which Parent or any of its Affiliates now has, have ever had or may hereafter have against the respective Company Released Parties arising out of or relating to or accruing from their relationship with the Company or any of the Company Subsidiaries prior to the Closing; provided, however, Parent does not hereby release any of the Company Released Parties with respect to any claims or rights expressly available to Parent pursuant to this Agreement (including breaches of the Fundamental Representations), for Fraud, or otherwise arising under any contract or transaction unrelated to the Merger contemplated by this Agreement.

(b)                Effective as of the Closing, each Company Stockholder and its Affiliates release and forever discharge Parent and its Affiliates (including the Surviving Corporation following the Closing) and their respective past and present directors, managers, officers, employees, agents, predecessors, successors, equityholders, counsel, advisors and assigns (the “Parent Released Parties”) from any and all claims, demands, proceedings, causes of action, orders from a Governmental Entity, obligations, Contracts, agreements, debts and liabilities whatsoever, whether known or unknown, suspected or unsuspected, both at law and in equity which such Company Stockholder now has or has ever had or may hereafter have against the respective Parent Released Parties arising contemporaneously with or prior to the Closing Date or on account of or arising out of any matter, cause or event occurring contemporaneously with or prior to the Closing Date, including, but not limited to, any rights to indemnification or reimbursement from the Company, whether pursuant to Company Charter Documents, Contract or otherwise and whether or not relating to claims pending on, or asserted after, the Closing Date, in each case, relating to or in connection with such Company Stockholder’s capacity as a current or former stockholder of the Company; provided, however, that such Company Stockholder does not hereby release any of the Parent Released Parties with respect to any rights expressly available to Company Stockholders pursuant to this Agreement (including the right to receive their Pro Rata Portion of the Total Consideration pursuant and subject to the terms and conditions of this Agreement) or any rights or claims under this Agreement.

(c)                The Company Stockholders, the Representative, and their respective Affiliates hereby irrevocably covenant to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against any Parent Released Party, based upon any matter purported to be released hereby.

9.14           Certain Definitions. As used in this Agreement, the following terms shall have the meanings set forth below.

“Accounting Principles” means the accounting principles set forth in Exhibit H.

“Accounts Payable” means (a) all trade accounts payable to suppliers of the Company and Company Subsidiaries, including all accounts payable representing amounts payable in respect of goods shipped or products sold or services rendered and, (b) all other accounts payable in respect of services rendered to the Company and Company Subsidiaries.

“Accounts Receivables” means all accounts receivable, notes receivable and other monies due for sales and deliveries of goods or performances of services by the Company and Company Subsidiaries arising out of the conduct of the business, and the full benefit of all security for such accounts or rights to payment, including all trade, payor and other accounts receivable representing amounts receivable in respect of goods sold or services rendered to customers of the business or in respect of amounts refundable or otherwise due to the Company and Company Subsidiaries from payors, suppliers or other Persons, net of any reserves for bad debts.

“Actions” means any civil, criminal, or administrative actions, suits, claims, demands, hearings, investigations, injunctions, litigations, hearings, orders, arbitration proceedings, charges, mediations, disputes, complaints, audits or grievances or other similar formal proceeding (whether civil, criminal, administrative, judicial or investigative) commenced, brought, conducted heard by or before, or otherwise involving any Governmental Entity, whether at law or in equity, or any entry of judgement, admission of liability, settlement, compromise or discharge arising from the foregoing.

“Affiliate” means, with respect to any Person or other Person that, directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise.

“Aggregate Exercise Price” means the aggregate exercise price of all outstanding Company Warrants (other than Out-of-the-Money Warrants) and In-the-Money Vested Options, as of immediately prior to the Effective Time.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions located in San Francisco, California are authorized or obligated by law or executive order to close.

“Calculation Time” means 11:59 p.m. (Pacific time) on the day immediately prior to the Closing Date.

“Capital Stock” means the Common Stock and Preferred Stock, collectively.

“Capital Stock Participation Amount” means the product of (i) the Total Consideration multiplied by (ii) ten percent (10%).

“Closing Indebtedness” means, the Indebtedness of the Company and the Company Subsidiaries as of the Calculation Time.

“CNE Arbitration Award” means (i) that certain final award granted by the International Chamber of Commerce in that certain arbitration proceeding between the French Subsidiary and Crocus Nano Electronics LLC (ICC Case Number 24641/TO/AZR/SPN) and (ii) the Judgment by the Enforcement Judge of the Grenoble Civil Court on March 1, 2022.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Price Per Share” means the quotient obtained by dividing (i) the Capital Stock Participation Amount by (ii) the Total Participation Shares.

“Common Stock” means the Company’s Common Stock, par value $0.01 per share.

“Common Stock Participation Amount” means the product obtained by multiplying (i) the Total Common Shares by (ii) the Common Price Per Share.

“Company Bonus Plan” means the Company’s Compensation Bonus Plan, which replaced and superseded the Company Employee Participation Plan as of May 2, 2023, or any successor plan as approved by the Company Board.

“Company Bonus Plan Amount” means the aggregate amount payable to Company Bonus Plan Participants pursuant to the Company Bonus Plan.

“Company Bonus Plan Participants” means the employees and other service-providers of the Company who shall be entitled to receive payments under the Company Bonus Plan in connection with the consummation of the Merger; provided that no such employee shall be eligible to receive any payment under the Company Bonus Plan without delivering an executed Bonus Payment Acknowledgment.

“Company Employee Participation Plan” means the Company’s Employee Participation Plan, effective as of December 15, 2021.

“Company Material Adverse Effect” means any event, change, effect, occurrence, state of factors, condition, development or circumstance that (x) has, is or would reasonably be expected to be, either individually or in the aggregate, materially adverse to the properties, assets, business, operations, results of operations or condition (financial or otherwise) of the Company and the Company Subsidiaries, taken as a whole or (y) would prevent or materially alter or delay the Company’s ability to consummate the Merger; provided, however, that in determining whether a Company Material Adverse Effect has occurred, there shall be excluded any event, change, effect, occurrence, state of factors, condition, circumstance or development relating to or arising in connection with (a) any action required to be taken or prohibited from being taken pursuant to the terms and conditions of this Agreement or at the written request of Parent; (b) operating, business, regulatory or other conditions generally affecting the industry in which the Company operates; (c) general economic conditions, including changes in the credit, debt, financial or capital markets (including changes in interest or exchange rates), in each case, in the United States or anywhere else in the world (including as a direct or indirect result of a global epidemic or pandemic); (d) changes attributable to conditions (or changes after the date hereof in such conditions) in the securities markets, credit markets, currency markets or other financial markets in the United States or any other country (including as a direct or indirect result of a global epidemic or pandemic); (e) hostilities, acts of war or terrorism or any material escalation of any such hostilities, acts of war or terrorism existing as of the date hereof or any acts of God or comparable events; (f) changes in GAAP or other accounting requirements or principles or any changes in applicable Legal Requirements; (g) the failure of the Company to meet or achieve the results set forth in any internal budget, plan, forecast, financial or other projections for any period; (h) natural disasters, global epidemics or pandemics, labor unrest, strikes and other “acts of God” or (i) changes or effects, to the extent attributable to the announcement or pendency of the transactions contemplated by this Agreement (including any disruption in, or termination or modification of, supplier, distributor, partner or similar relationships or loss of employees).

“Company Material Contract” shall mean any of the following (other than a Company Benefit Plan) to which the Company or any Company Subsidiary is a party or otherwise bound:

(i)                 any agreement of indemnification or any guaranty by the Company or Company Subsidiary other than any agreement providing for indemnification entered into in connection with the sale or license of products or services in the ordinary course of business;

(ii)               any Contract imposing any material restriction on the right or ability of the Company or any Company Subsidiary, or, after the Closing Date, the right or ability of Parent or the Merger Sub or any of their respective Affiliates (A) to engage or participate, or compete in any line of business or with any Person or in any area or which would so limit the freedom of Parent or the Merger Sub or any of their respective Affiliates after the Effective Time (including granting exclusive rights or rights of first refusal to license, market, sell or deliver any of the Company Products or make use of any related Technology or Intellectual Property Rights), (B) to acquire any product or other asset or any services from any other Person, to sell any product or other asset to or perform any services for any other Person or to transact business or deal in any other manner with any other Person, (C) develop or distribute any Intellectual Property Rights or Technology, or (D) to use, assert, enforce, or otherwise exploit any Company-Owned Intellectual Property Rights anywhere in the world;

(iii)             any Contract relating to the disposition or acquisition by the Company or a Company Subsidiary after the date of this Agreement of a material amount of assets not in the ordinary course of business or pursuant to which the Company has any material ownership interest in any other Person or other business enterprise;

(iv)              any Contract requiring the Company or any Company Subsidiary to provide to any third party any source code for any Company-Owned Software;

(v)                any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money by, or extension of credit to,

the Company or a Company Subsidiary in a principal amount in excess of $500,000 that is outstanding or may be incurred on the terms thereof, other than accounts receivables and payables in the ordinary course of business;

(vi)              any Contract relating to any Affiliate Transaction;

(vii)            any other agreement, Contract or commitment that involves a payment to or from the Company or any Company Subsidiary in excess of $250,000 on its face in any individual case;

(viii)          Contracts pursuant to which (a) any Company Intellectual Property Rights or any Technology owned or purported to be owned by the Company or any of its Subsidiaries are licensed, or transferred to any Person or any Person is granted any right or covenant not to sue with respect thereto or (b) any Person licenses, grants any right or covenant not to sue with respect to or transfers any Intellectual Property Rights or Technology to the Company or a Company Subsidiary, in each case, other than (i) Contracts for non-exclusive licenses to Standard Software with aggregate consideration of less than $100,000, (ii) non-disclosure agreements that provide no more than limited use rights of trade secrets or confidential information entered into in the ordinary course of business, (iii) non-exclusive licenses or sublicenses granted by the Company or a Company Subsidiary to a customer or service provider in the ordinary course of business, (iv) employment, consultant or contractor agreements with current and former employees, consultants, or contractors on the Company’s or a Company Subsidiary’s standard form thereof without material deviations thereto, or (v) licenses for Open Source Software (collectively (a) and (b), “Company IP Agreements”);

(ix)              any settlement agreements, co-existing agreements, covenants not to sue, or any other similar Contracts to which the Company or a Company Subsidiary is a party that restricts the Company’s or any Company Subsidiary’s ability to exploit any Intellectual Property Rights;

(x)                any Contract pursuant to which the Company or any Company Subsidiary is obligated to pay royalties, fees, commissions, and other amounts (other than sales commissions paid to employees according to the Company’s standard commissions plan) for the license or distribution of any Company-Owned Software, or for the use by the Company or any Company Subsidiary of any Company-Owned Intellectual Property Rights;

(xi)              any Contract pursuant to which the Company or any Company Subsidiary has purchased, sold, assigned or otherwise conveyed or provided any material Company-Owned Intellectual Property to or from any Person;

(xii)            any Contract providing for the acquisition or development of any material Software or other Technology and any related Intellectual Property Rights, independently or jointly, by or for the Company or any Company Subsidiaries;

(xiii)          any Contract granting any exclusive rights of any type or scope to any Person;

(xiv)          warranty Contract with respect to its services rendered or its products sold, leased or licensed, other than Contracts for the purchase, sale or license of Company Products in the ordinary course of business consistent with past practice pursuant to the Company’s standard form agreement(s), as provided to Parent; or

(xv)            any Contract containing any take-or-pay or comparable provision obligating the Company or any Company Subsidiary to purchase or accept a minimum quantity of goods or services, or to otherwise pay therefor regardless of whether used or received (“Take or Pay Agreements”).

“Company Balance Sheet Date” means March 31, 2023.

“Company Option” means each outstanding option to purchase shares of Common Stock (whether or not granted under the Company Stock Plan).

“Company Optionholder” means the holder of a Company Option.

“Company Securityholders” means, collectively, the Company Stockholders, Company Optionholders, Company Warrantholders.

“Company Stock Plan” means the Company’s 2015 Equity Incentive Plan, as amended.

“Company Stockholders” means holders of Capital Stock as of immediately prior to the Effective Time.

“Company Subsidiary” means any Person (1) of which the Company owns directly or indirectly 50% or more of the equity interest in the other Person or (2) of which (or in which) an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is directly or indirectly owned or controlled by the Company or (3) in which the Company has the contractual or other power to designate a majority of the board of directors or other governing body.

“Company Warrant” means each outstanding Series B Warrant and Series B-1 Warrant.

“Company Warrantholders” means the holders of Company Warrants (other than Out-of-the-Money Warrants) outstanding as of immediately prior the Effective Time.

“Contract” means any written, oral or other agreement, contract, subcontract, settlement agreement, lease, instrument, note, warranty, purchase order, license, sublicense, or commitment that is legally binding, as in effect as of the date hereof (excluding the Company Benefit Plans).

“Escrow Agent” means PNC Bank, N.A., or any successor determined in accordance with the Escrow Agreement.

“Escrow Termination Date” shall mean the date that its twelve (12) months following the Closing Date.

“Fraud” means with respect to a party hereto, actual and intentional fraud with the specific intent of inducing any other party hereto to enter into this Agreement and upon which such other party has relied to its detriment.

“French Subsidiary” means Crocus Technology SA.

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other governmental authority or instrumentality.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976.

“Indebtedness” means, of any Person, without duplication, the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (including breakage costs, penalties and fees), if any, unpaid fees or expenses and other monetary obligations in respect of (a) all indebtedness of such Person for borrowed money or any indebtedness issued or incurred in substitution or exchange of any indebtedness for borrowed money, (b) any other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument, security or commercial paper, (c) all deferred obligations of such Person to reimburse any bank or other Person in respect of amounts paid or advanced under a letter of credit, surety bond, performance bond or other instrument or similar arrangement, (d) all indebtedness of others guaranteed, directly or indirectly, by such Person or as to which such Person has an obligation (contingent or otherwise) that is substantially the economic equivalent of a guarantee, (e) all obligations of such Person relating to leases classified finance or capital leases in the Financial Statements or in accordance with GAAP, (f) under contracts relating to interest rate protection, swap agreements or similar arrangements designed to provide protection against fluctuations in any price or rate, (g) all obligations under conditional sale or other title retention agreements relating to property or assets purchased by the Company or any of the Company Subsidiaries, (h) indebtedness secured by any Lien on any assets of the Company or any of the Company Subsidiaries, (i) deferred liabilities (contingent or otherwise), including deferred purchase price and commitments for property, assets, services or business (including, without limitation, any seller notes, true-up obligations, “earn-out” or other similar consideration obligation calculated as the maximum amount payable under or pursuant to such obligation), (j) all obligations for unpaid outstanding severance, 401(k) plan accruals, or deferred compensation obligations (including any retention bonuses payable as a result of any prior acquisition or similar transaction to which the Company or any of the Company Subsidiaries was a party) whether or not accrued, (k) any employee bonus obligations, whether or not accrued, relating to any whole or partial bonus period prior to Closing, (l) with respect to clauses (j) through (l), the employer portion of any Taxes related thereto, (m) all deferred rent and tenant allowances or obligations for deferred lease inducements in accordance with GAAP, (n) any unpaid income Taxes for which the Company or the Company Subsidiaries are liable with respect to any Pre-Closing Tax Period (including the portion of any Straddle Period that ends on the Closing Date), disregarding any research and development Tax credits, (o) any obligations or liabilities (contingent or otherwise) resulting from the noncompliance with or application of transfer pricing legislation, regulations, common law, or administrative practice and policy by a taxation authority in respect of the Company and the Company Subsidiaries (including as a result of an inability by the Company or the Company Subsidiaries to substantiate a transfer pricing policy, or the prices charged on intercompany transactions, to the relevant taxation authority), (p) any unpaid interest, penalties, costs (breakage or otherwise), premiums, overage charges, make-whole payments, indemnities and other fees (termination or otherwise) associated with indebtedness of a type described in clauses (j) through (o) above (including with the repayment or extinguishment of such indebtedness on the Closing Date to the extent such indebtedness is repaid or extinguished on the Closing Date), (q) any declared but unpaid dividends or amounts owed to the Company Stockholders or their Affiliates (r) all obligations and liabilities (contingent or otherwise) associated with the Take or Pay Agreements, (s) all obligations and liabilities (contingent or otherwise) associated with the Rusnano Loan, the Rusnano Joint Venture, the CNE Arbitration Award, the VNV Loan, the Kreos Loan and the PGE Loans, and (t) all Indebtedness of others that is guaranteed by such Person or secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Lien on any property or assets of such Person (whether or not such obligation is assumed by such Person); provided that the payments and liabilities associated with the Tower JDA shall not constitute Indebtedness.

“Indemnifying Parties” means collectively the Company Stockholders, the Company Warrantholders and the holders of In-the-Money Vested Options.

“International Trade Laws” means any of the following: (a) all applicable trade, export control, import, Sanctions, and antiboycott Legal Requirements imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30); (b) all applicable trade, export control, import, Sanctions, and antiboycott Legal Requirements imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. Legal Requirements.

“Key Employees” means each of the individuals identified on Exhibit D attached hereto.

“Knowledge” means (i) with respect to the Company, with respect to any matter in question, the actual knowledge of Zack Deiri, Florence Cheung, Sanjay Jha, Michel Desbard, Aymeric Sallin, William McGraw and Jeff Childress and (ii) with respect to Parent, with respect to any matter in question, the actual knowledge of Sharon Briansky, Derek D'Antilio and Michael Doogue.

“Kreos Loan” means the (1) Note Purchase Agreement, entered into by and between the Company, as borrower, and Kreos Capital IV (Luxembourg) S.À.R.L. (“Kreos”), as lender, dated March 14, 2018, and (2) the Subordinated Promissory Note, entered into by and between the Company, as borrower, and Kreos, as lender, dated April 3, 2018, as amended from time to time.

“Legal Requirements” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, order, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Lien” means any mortgage, lien, pledge, charge, security interest, encumbrance or restriction of any kind in respect of such asset; provided, however, that the term “Lien” shall not include (i) statutory liens for Taxes, which are not yet due and payable or which are being contested in good faith by appropriate proceedings so long as adequate reserves have been established therefor in accordance with GAAP, (ii) statutory or common law liens to secure landlords, lessors or renters under leases or rental agreements confined to the premises rented, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension or other social security programs mandated under applicable Legal Requirements, (iv) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen to secure claims for labor, materials or supplies incurred in the ordinary course of business, (v) restrictions on transfer of securities imposed by applicable state and federal securities laws, (vi) non-exclusive licenses under Company Intellectual Property Rights granted to customers or service providers in the ordinary course of business, consistent with past practice and (vii) liens which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use of, the property subject thereto or affected thereby.

“Losses” means all actual losses, liabilities, damages, deficiencies, Taxes, costs and expenses (including reasonable attorneys’ fees and expenses) and any damages based on a multiplier or similar concept, loss of revenue, income or profits, loss of business reputation or opportunity, or like damages or claims, in each case, to the extent reasonably foreseeable, but excluding exemplary or punitive damages (unless awarded as a result of a Third Party Claim).

“Material Chain of Title Issues” means any material issues or errors relating to the chain of title of, recordation issues or errors in respect of, or any other material issue, error or cloud with respect to the Company’s or any of its Subsidiaries’ right, title or interest in or to the TMR-Related Patents (including any such issue, error or cloud with respect to the TMR-Related Patents that is identified (a) by Parent in writing following the date of this Agreement, but prior to the Closing Date, or (b) on Section 5.18 of the Company Disclosure Letter).

“Net Working Capital Adjustment Amount” means

(i)  if the Net Working Capital exceeds the Target Net Working Capital Amount by more than $100,000, the amount (expressed as a positive number) by which Net Working Capital exceeds the Target Net Working Capital Amount, or (ii) if the Target Net Working Capital Amount exceeds the Net Working Capital amount by more than $100,000, the amount (expressed as a negative number) by which Net Working Capital is less than the Target Net Working Capital Amount. If, as of the Calculation Time, the Net Working Capital exceeds the Target Net Working Capital Amount, or the Target Net Working Capital Amount exceeds the Net Working Capital, in each case by less than or equal to $100,000, the Net Working Capital Adjustment Amount shall be zero.

“Per Share Escrow Amount” means with respect to each share of Capital Stock that is issued and outstanding as of immediately prior to the Effective Time (other than Disregarded Shares), each share of Capital Stock subject to an In-the-Money Warrant and each share of Common Stock subject to an In-the-Money Vested Options, the product obtained by multiplying (i) the sum of the Indemnity Escrow Amount and the Adjustment Escrow Amount, by (ii) a fraction having (A) a numerator equal to the portion of Total Consideration payable pursuant to Section 1.7, Section 1.8 or Section 1.9(a) with respect to such share of Capital Stock, such share of Capital Stock subject to an In-the-Money Warrant or such share of Common Stock subject to an In-the-Money Vested Option (prior to deduction of any amounts to be contributed to the Escrow Accounts or any Taxes) and (B) a denominator equal to the Total Consideration attributable to all shares of Capital Stock (other than the Disregarded Shares, and prior to the deduction of any amounts to be contributed to the Escrow Accounts or any Taxes), all shares of Capital Stock subject to In-the-Money Warrant and all shares of Common Stock subject to In-the-Money Vested Options.

“Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, member, partner, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“PGE Loans” means (1) the Loan Agreement, entered into by and between the French Subsidiary, as borrower, and CIC Lyonnaise de Banque, as lender, dated August 13, 2020, as amended from time to time; (2) the Loan Agreement, entered into by and between the French Subsidiary, as borrower, and Bpifrance Financement, as lender, dated August 14, 2020, as amended from time to time; and (3) the Loan Agreement, entered into by and between the French Subsidiary, as borrower, and BNP Paribas, as lender, dated August 13, 2020, as amended from time to time.

“Post-Closing Tax Period” means any taxable period (or portion thereof) beginning after the Closing Date.

“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or prior to the Closing Date.

“Pre-Closing Taxes” means: (a) any Taxes for which the Company or any Company Subsidiary is liable for a Pre-Closing Tax Period; (b) any Taxes for which the Company or any Company Subsidiary is liable by reason of such entity being included in any consolidated, affiliated, combined or unitary group at any time on or before the Closing Date; and (c) any Taxes for a Pre-Closing Tax Period resulting from the Company or any Company Subsidiary having a permanent establishment in a jurisdiction other than the jurisdiction where the Company or such Company Subsidiary is formed, based on and taking into account any applicable tax treaty; and (d) any Transfer Taxes; provided, however, in order to prevent duplication, Pre-Closing Taxes shall not include any Taxes that were already included in the calculation of Closing Indebtedness, Net Working Capital or Transaction Expenses as finally determined pursuant to Section 1.11(c).

“Preferred Stock” means the Company’s Preferred Stock, par value $0.01 per share.

“Preferred Stock Participation Amount” means the (i) the Capital Stock Participation Amount minus (ii) the Common Stock Participation Amount.

“Preferred Stock Preference Amount” means the (i) Total Consideration minus (ii) the Capital Stock Participation Amount.

“Pro Rata Portion” means, with respect to each Indemnifying Party, the quotient obtained by dividing (x) the aggregate portion of the Total Consideration receivable by such Indemnifying Party by (y) the total aggregate amount of the Total Consideration receivable by all Indemnifying Parties.

“Promised Option Cancellation Agreements Amount” means the aggregate amount payable to the persons listed in Section 2.2(b) of the Company Disclosure Letter.

“Put and Call Agreements” means each Put and Call Agreement among the Company, French Subsidiary and the other parties thereto as listed in Section 2.2(b) of the Company Disclosure Letter.

“Restated Certificate” means the Company’s amended and restated certificate of incorporation, as amended.

“Rusnano Joint Venture” means Crocus Nano Electronics LLC, pursuant to the Joint Venture Investment Agreement, entered into by and between French Subsidiary and Joint Stock Company “Rusnano”, dated May 16, 2011, as amended from time to time, and terminated as of July 7, 2020.

“Rusnano Loan” means the Loan Agreement, entered into by and among the Company as borrower, French Subsidiary as guarantor, and Joint Stock Company “Rusnano” as lender, dated October 15, 2014, as amended from time to time.

“Rusnano License and Supply Agreements” means the agreements entered into by Crocus Nano Electronics LLC and the Company or any Company Subsidiary, each as amended from time to time, including (1) the Technology Transfer and Manufacturing License Agreement, dated June 22, 2011, (2) the Sublicense Agreement, dated January 9, 2017, (3) the License Agreement, dated May 25, 2016, (4) the Development Agreement, dated May 25, 2016, (5) the Product License Agreement, dated August 31, 2016, and (6) the Supply Agreement, dated May 26, 2017.

“R&W Insurance Policy” means a representations and warranties insurance policy in the name of Parent, Merger Sub and/or the Surviving Corporation in form and substance satisfactory to Parent.

“Sanctioned Country” means a country or territory that is the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic regions of Ukraine).

“Sanctioned Person” means any Person that is the target of Sanctions, including (a) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union, or the United Kingdom; (b) any Person organized, or ordinarily resident in a Sanctioned Country; (c) the government of a Sanctioned Country or the Government of Venezuela; or (d) any Person 50% or more owned or controlled by any such Person or Persons, or acting for or on behalf of such Person or Persons.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the United States (including OFAC and the U.S. Department of State), the United Nations Security Council, the European Union, any European Union Member State, or His Majesty’s Treasury of the United Kingdom.

“Series B Preferred Stock” means the Preferred Stock designated as Series B Preferred Stock, par value $0.01 per share.

“Series B Warrant” means a warrant issued by the Company to purchase the Series B Preferred Stock.

“Series B/B-1 Participation Price Per Share” means the quotient obtained by dividing (i) the Preferred Stock Participation Amount by (ii) the Total Preferred Shares.

“Series B/B-1 Preference Price Per Share” means the lesser of (i) $7.8978 and (ii) the quotient obtained by dividing (A) the Preferred Stock Preference Amount by (B) Total Preferred Shares.

“Series B/B-1 Price Per Share” means (A) the sum of (i) the Series B/B-1 Participation Price Per Share and (ii) the Series B/B-1 Preference Price Per Share.

“Series B-1 Participation Shares” means product of (i) the Total Series B-1 Preferred Shares multiplied by (ii) 12.6.

“Series B-1 Preferred Stock” means the Preferred Stock designated as Series B-1 Preferred Stock, par value $0.01 per share.

“Series B-1 Warrant” means a warrant issued by the Company to purchase the Series B-1 Preferred Stock.

“Stockholder Consent” means a duly executed and delivered written consent in the form attached hereto as Exhibit I.

“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Target Net Working Capital Amount” means $5,400,000 if the Closing occurs on or prior to October 31, 2023. If the Closing occurs after October 31, 2023, the Target Net Working Capital Amount shall be equal to “Projected net working capital” as calculated on Schedule 1 attached hereto.

“Tax Refund” means any cash refund (or any reductions in Taxes actually realized as a result of a credit against Taxes claimed in lieu of receiving a refund) of Taxes of the Company or any Company Subsidiary, and any interest received thereon from the relevant Governmental Entity, with respect to all Pre-Closing Tax Periods, including (1) any amounts received with respect to research and development Tax credits for the 2022 taxable year, including amounts received from Neftys, SAS, and (2) any amounts received with respect to research and development Tax credits for the 2023 taxable year determined by applying the allocation principles set forth in Section 5.11(e)(ii), but in each case, (i) excluding any refund

(x) received as a result of any losses or other attributes arising after the Closing (including any carryback thereof), or (y) attributable to any Losses, Tax benefits or other attributes of the Parent and its Affiliates (other than the Company and the Company Subsidiaries) from any period, (ii) excluding any amount that was already included in the calculation of Net Working Capital or Closing Indebtedness, (iii) solely to the extent such refund (or credit) is not the subject of a then-outstanding Tax audit, contest or other proceeding and (iv) net of any Taxes and other costs and expenses incurred in claiming, obtaining or receiving such refund (or credit).

“Tax Return” means any return, report, form or similar statement (including any statements, schedules or attachments thereto) filed or required to be filed with respect to Taxes, including any election, information return, claim for refund, amended return or declaration of estimated Taxes.

“Taxes” means any and all federal, state, local or other taxes, levies, duties, imposts, fees, assessments and charges of any kind (together with any and all interest, fines, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including U.S. federal, state, local or foreign net income, gross income, gains, severance, production, license, stamp, goods and services, alternative or add-on minimum, environmental, customs duties, registration, disability, business and occupational, transfer, premium, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem, value added or estimated tax.

“TMR-Related Patents” means the issued patents and patent applications identified in the “TMR Sensor” sheet of Annex 5.18.

“Total Common Shares” means the sum, without duplication, of (i) the aggregate number of shares of Common Stock that are issued and outstanding immediately prior to the Effective Time, plus (ii) the aggregate number of shares of Common Stock that are issuable upon the exercise of all In-the-Money Vested Options outstanding immediately prior to the Effective Time.

“Total Participation Shares” means the sum, without duplication, of (i) the Total Common Shares, plus (ii) the Total Series B Preferred Shares, plus (iii) the Series B-1 Participation Shares.

“Total Series B Preferred Shares” means the sum, without duplication, of the aggregate number of shares of Common Stock that are issuable upon conversion of (A) all shares of Series B Preferred Stock that are issued and outstanding immediately prior to the Effective Time and (B) all shares of Series B Preferred Stock that are subject to Series B Warrants (other than Out-of-the-Money Series B Warrants) that are issued and outstanding immediately prior to the Effective Time.

“Total Series B-1 Preferred Shares” means the sum, without duplication, of the aggregate number of shares of Common Stock that are issuable upon conversion of (A) all shares of Series B-1 Preferred Stock that are issued and outstanding immediately prior to the Effective Time and (B) all shares of Series B-1 Preferred Stock that are subject to Series B-1 Warrants (other than Out-of-the-Money Series B-1 Warrants) that are issued and outstanding immediately prior to the Effective Time.

“Total Preferred Shares” means the sum of (i) the Total Series B Preferred Shares and (ii) the Total Series B-1 Preferred Shares.

“Tower JDA” means Joint Development Agreement by and between Crocus Technology S.A., Crocus Technology, Inc. and Tower Semiconductor Ltd. dated as of June 7, 2009, as amended by that certain Amendment No. 1, that certain Amendment No. 2, dated as of July 1, 2009, that certain Amendment No. 3, dated as of July 1, 2011, that certain Amendment No. 4, dated as of July 1, 2012, that certain Amendment No. 5, dated as of March 18, 2013, that certain Amendment No. 6, dated as of July 1, 2013, that certain Amendment No. 7, dated as of January 1, 2016, as supplemented by that certain Extension to Amendment No. 7, dated as of July 5, 2015, that certain Second Extension to Amendment No. 7, dated as of October 1, 2015, that certain Third Extension to Amendment No. 7, dated as of January 1, 2016, that certain Fourth Extension to Amendment No. 7, dated as of April 1, 2016, that certain Amendment No. 8, dated as of January 1, 2017, that certain Amendment No. 9, dated as of January 2018, that certain Amendment No. 10, dated as of March 30, 2021, and that certain Amendment No. 11 dated as of January 1, 2022.

“Transaction Deductions” means, without duplication, all Tax losses, deductions, expenses or similar items that are deductible by the Company or any Company Subsidiary for U.S. income tax purposes on or before the Closing Date as a result of, in connection with or in anticipation of the transactions contemplated by this Agreement, including losses, deductions and expenses related to: (i) the payment of any change in control or stay bonuses, or similar compensatory amounts, to employees or other service providers to the Company or any Company Subsidiary; (ii) the acceleration of deferred financing fees related to the repayment of Indebtedness; and (iii) the payment of any fees or other expenses associated with the transactions contemplated by this Agreement that are not required to be capitalized, including fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors, service providers and third-party fees and expenses paid or payable by the Company or any of the Company Subsidiaries (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated by this Agreement, calculated by treating the Company and the Company Subsidiaries as having elected to treat 70% of the amount of any success-based fee as an amount that does not facilitate the transaction pursuant to the safe harbor in Revenue Procedure 2011-29).

“Transaction Expenses” means, in each case, whether accrued for or not, to the extent not paid by the Company at the Closing, the aggregate amount of (a) all fees, costs and expenses, incurred, to be incurred or payable by the Company or any Company Subsidiary in connection with the negotiation, preparation or execution of this Agreement or any documents or agreements contemplated hereby or the performance or consummation of the transactions contemplated hereby and thereby or in connection therewith (including, but not limited to, brokerage fees, commissions, finders’ fees, or financial advisory fees, and fees, costs and expenses of counsel, consultants, accountants or other advisors or service providers), (b) all transaction, change in control, retention, stay, discretionary or similar bonuses, severance, pay in lieu of notice or other termination payments, commissions, benefits and other similar payments, including the Company Bonus Plan and Promised Option Cancellation Agreements, that become due or payable, in part or whole, as a result of or in connection with the consummation of the Merger to any current or former service providers, former and current employees, officers and directors, or other third party and the employer portion of any employment or payroll Taxes that are incurred in connection with the payment of any amounts described in this subclause (b) or in connection with the payment of any amounts under this Agreement with respect to the Company equity awards, the Company Bonus Plan or the Promised Option Cancellation Agreements, (c) one-half of the expenses and fees of the Escrow Agent pursuant to the terms of the Escrow Agreement, (d) all Transfer Taxes and (e) one-half of the expenses, premiums, costs, taxes, commissions and fees of the R&W Insurance Policy. For the avoidance of doubt, the Company Bonus Plan Amount and the Promised Option Cancellation Agreements Amount shall both be included as a Transaction Expense and any item included in “Transaction Expenses” shall not be included in “Indebtedness” (it being understood and agreed that the intent of this sentence is to avoid duplication or “double counting” of the same liability hereunder).

“US Subsidiary” means Crocus Technology, Inc.

“VNV Loan” means the (1) Agreement For the Provision Of a Loan Facility, originally entered into by and among the Company, as borrower, Sberbank Investments Limited, as investor, and Sberbank Investments, LLC, as lender, dated March 14, 2018, as amended from time to time, and as subsequently assigned to VNV (Cyprus) Limited; (2) Amended and Restated Loan Agreement, entered into by and between the Company, as borrower, and VNV (Cyprus) Limited, as lender, dated September 30, 2022; and (3) Second Amended and Restated Loan Agreement, entered into by and between the Company, as borrower, and VNV (Cyprus) Limited, as lender, dated February 6, 2023, as amended from time to time.

Defined Term	Section
280G Payments	5.10
Acquisition Proposal	5.1(b)
Actual Cash	1.11(c)(i)
Actual Closing Indebtedness	1.11(c)(i)
Actual Net Working Capital Adjustment Amount	1.11(c)(i)
Actual Transaction Expenses	1.11(c)(i)
Adjustment Escrow Amount	1.10(b)(iii)
Affiliate Transaction	2.22
Agreement	Preamble
Anti-corruption Laws	2.9(c)(iii)
Alternate Transaction	5.1(a)
Applicable Data Protection Requirements	2.8(a)(ii)
Bonus Payment Acknowledgment	5.12(a)
Cash	1.11(b)(ii)
Certificate of Merger	1.2
Certificates	1.10(c)
Closing	1.2
Closing Date	1.2
Closing Statement	1.11(c)(i)
Company	Preamble
Company Balance Sheet	2.5(a)
Company Benefit Plan	2.12(a)
Company Board	Recitals
Company Charter Documents	2.1(b)
Company Disclosure Letter	Article II
Company Engagements	9.11(b)
Company Indemnified Liabilities	5.6(a)
Company Indemnified Parties	5.6(a)
Company Indemnified Proceedings	5.6(a)
Company Intellectual Property Rights	2.8(a)(i)
Company IT Systems	2.8(p)
Company-Owned Intellectual Property Rights	2.8(a)(ii)
Company-Owned Software	2.8(j)
Company Permits	2.9(b)
Company Products	2.8(a)(v)
Company Released Parties	9.13(a)
Company Registered Intellectual Property Rights	2.8(a)(iv)
Company Software	2.8(m)
Company Subsidiary Charter Documents	2.1(c)
Confidentiality Agreements	5.2(a)

Consideration Spreadsheet	5.14
Continuing Employee	5.5
Copyrights	2.8(a)(v)
Covered Employee	4.1(b)(xviii)
Data Breach	2.8(r)
Data Partners	2.8(r)
Deductible Amount	7.3(c)(i)
Delaware Law	Recitals
Dispute Notice	1.11(c)(ii)
Disregarded Shares	1.7(a)
Dissenting Shares	1.7(e)(i)
Effective Time	1.2
Employee	2.12(a)
Employment Agreement	Recitals
End Date	8.1(b)
Environmental Law	2.15(b)
Environmental Permit	2.15(b)
ERISA	2.12(a)
Escrow Agreement	1.10(b)(iii)
Escrow Accounts	1.10(b)(iii)
Escrow Period	7.7
Exchange Fund	1.10(b)(ii)
Final Accounting Firm	1.11(c)(ii)
Final Cash	1.11(c)(vi)
Final Closing Indebtedness	1.11(c)(vi)
Final Net Working Capital Adjustment Amount	1.11(c)(vi)
Final Total Consideration	1.11(c)(vi)
Final Transaction Expenses	1.11(c)(vi)
Financial Statements	2.6(a)
Foreign Benefit Plan	2.12(g)
Fundamental Representations	7.1
Fundamental Termination Date	7.1
GAAP	2.5(a)
Government Person	2.9(c)(iii)
Guaranteed Obligations	5.15(a)
Guarantor	Preamble
In-the-Money Series B Warrant	1.8(b)
In-the-Money Series B-1 Warrant	1.8(a)
In-the-Money Vested Option	1.9(a)
In-the-Money Warrants	1.8(b)
Increased Premium Amount	5.6(c)
Indemnification Tax Benefit	7.3(f)
Indemnified Parties	7.3(a)
Indemnity Escrow Account	1.10(b)(iii)
Indemnity Escrow Amount	1.10(b)(iii)
Information Statement	5.8
Intellectual Property Rights	2.8(a)(vii)
Invoice	5.12(d)
IP Assignment Agreement	2.8(a)(i)

IRS	2.12(b)(ii)
Letter of Transmittal	1.10(c)
Malicious Code	2.8(m)
Materials of Environmental Concern	2.15(b)
Merger	Recitals
Merger Sub	Preamble
Necessary Consents	2.4(b)
Net Working Capital	1.11(b)(i)
Officer’s Certificate	7.4(a)
OMM	9.11(a)
Open Source Software	2.8(a)(viii)
Out-of-the-Money Series B-1 Warrant	1.8(a)
Out-of-the-Money Series B Warrant	1.8(b)
Out-of-the-Money Warrants	1.8(b)
Parachute Payment Waiver	5.9
Parent	Preamble
Parent Material Adverse Effect	3.1
Parent Released Parties	9.13(b)
Patent Family	2.8(a)(ix)
Patents	2.8(a)(v)
Paying Agent	1.10
Payoff Letter	5.12(d)
Permits	2.9(b)
Personal Information	2.8(a)(x)
Policy Only Outside Date	7.3(c)(iv)
Preliminary Cash	1.11(a)
Preliminary Closing Indebtedness	1.11(a)
Preliminary Closing Statement	1.11(a)
Preliminary Net Working Capital Adjustment Amount	1.11(a)
Preliminary Total Consideration	1.11(a)
Preliminary Transaction Expenses	1.11(a)
Privacy Requirements	2.8(r)
Recoverable Claim	7.3(c)(iv)
Recoverable Claim Excess	7.3(c)(iv)
Registered Intellectual Property Rights	2.8(a)(xi)
Regulatory Fees	5.4(a)
Representative	7.8(a)
Representative Expenses	7.8(b)
Requisite Vote	2.3
Restricted Cash	1.11(b)(ii)
SME	2.7(a)(xxii)
Software	2.8(a)(xii)
Standard Software	2.8(a)(xiii)
Subrogation Provision	5.13
Surviving Corporation	1.1
Tail Policy	5.6(c)
Tax Claim	5.11(b)
Technology	2.8(a)(xiv)
Third Party Claim	7.9(a)

Total Consideration	1.6
Trade Secrets	2.8(a)(v)
Trademarks	2.8(a)(v)
Transfer Taxes	5.11(g)
Unresolved Claim	7.7
Unvested Option	1.9(b)
Vested Option	1.9(a)

*****

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be executed by their duly authorized respective officers as of the date first written above.

ALLEGRO MICROSYSTEMS, LLC

By:	/s/ Vineet Nargolwala
Name: Vineet Nargolwala
Title: President and Chief Executive Officer

SILICON STRUCTURES LLC

By:	/s/ Vineet Nargolwala
Name: Vineet Nargolwala
Title: Authorized Signatory

ALLEGRO MICROSYSTEMS, INC.

By:	/s/ Vineet Nargolwala
Name: Vineet Nargolwala
Title: President and Chief Executive Officer

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be executed by their duly authorized respective officers as of the date first written above.

CROCUS TECHNOLOGY INTERNATIONAL CORP.

By:	/s/ Zack Deiri
Name: Zack Deiri
Title: Chief Executive Officer

NANODIMENSION MANAGEMENT LIMITED

By:	/s/ Jonathan Nicholson
Name: Jonathan Nicholson
Title: Director

[Signature Page to Merger Agreement]